                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X       Form 40-F
               ---                ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No  X
         ---         ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the 2008 Interim Report.

                               2008 INTERIM REPORT
                           PETROCHINA COMPANY LIMITED

(photo)

CONTENTS

002     CORPORATE PROFILE

005     SUMMARY OF ACCOUNTING DATA AND FINANCIAL INDICATORS

007     CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

011     DIRECTORS' REPORT

030     SIGNIFICANT EVENTS

041     DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

044     FINANCIAL STATEMENTS

145     DOCUMENTS AVAILABLE FOR INSPECTION

146     CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

2008 INTERIM REPORT                                                            1

IMPORTANT NOTICE

     The Board of Directors (the "Board") of PetroChina Company Limited (the "Company"), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this Interim Report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this Interim Report. There is no occupancy of non-operating funds by the substantial shareholders of the Company. This Interim Report has been approved during the Second Meeting of the Fourth Session of the Board (the "Meeting"). Mr Liao Yongyuan, executive Director of the Company, and each of Mr Chee-Chen Tung and Mr Franco Bernabe, both independent non-executive Directors of the Company, were absent from the Second Meeting of the Fourth Session of the Board. Mr Liao Yongyuan, Mr Chee-Chen Tung and Mr Franco Bernabe respectively authorised Mr Wang Fucheng, non-executive Director of the Company, Mr Liu Hongru and Mr Cui Junhui, both independent non-executive Directors of the Company, to attend the meeting of the Board by proxy and to exercise their voting rights in respect of the resolutions put forward at the meeting on their behalf. Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements included in this Interim Report.

     The financial statements of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2008 and the consolidated interim condensed financial statements of the Group for the six months ended June 30, 2008 have been prepared in accordance with China Accounting Standards ("CAS") and the International Financial Reporting Standards ("IFRS"), respectively. The financial statements of the Group for the six months ended June 30, 2008, prepared in accordance with CAS, has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and an unqualified opinion on these financial statements has been issued.


CORPORATE PROFILE

     The Company was established as a joint stock company with limited liability under the Company Law of the People's Republic of China (the "PRC" or "China") on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation ("CNPC").

     The Company and its subsidiaries (the "Group") are the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group engages in a broad range of petroleum and gas related activities including: the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

     The American Depositary Shares (the "ADSs"), H shares and A shares of the Company were listed on the New York Stock Exchange, Inc., The Stock Exchange of Hong Kong Limited ("HKSE" or "Hong Kong Stock Exchange") and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

2008 INTERIM REPORT                                                            2

Registered Chinese Name of the Company:          (CHINESE CHARACTERS)
English Name of the Company:                     PetroChina Company Limited
Legal Representative of the Company:             Jiang Jiemin
Secretary to the Board:                          Li Huaiqi
Address:                                         World Tower
                                                 16 Andelu
                                                 Dongcheng District
                                                 Beijing, the People's Republic
                                                 of China
Telephone:                                       86(10) 8488 6270
Facsimile:                                       86(10) 8488 6260
Email Address:                                   xwzou@petrochina.com.cn

Representative on Securities Matters             Liang Gang
Address:                                         World Tower
                                                 16 Andelu
                                                 Dongcheng District
                                                 Beijing, the People's Republic
                                                 of China
Telephone:                                       86(10) 8488 6959
Facsimile:                                       86(10) 8488 6260
Email address:                                   liangg@petrochina.com.cn

Representative of the Hong Kong                  Mao Zefeng
Address:                                         Suite 3606, Tower 2, Lippo
                                                 Centre
                                                 89 Queensway, Hong Kong
Telephone:                                       (852) 2899 2010
Facsimile:                                       (852) 2899 2390
Email Address:                                   hko@petrochina.com.hk

Legal Address of the Company:                    World Tower
                                                 16 Andelu, Dongcheng District,
                                                 Beijing
                                                 The People's Republic of China
Postal Code:                                     100011
Internet Website:                                http://www.petrochina.com.cn
Company's Email:                                 xwzou@petrochina.com.cn

Newspapers for Information Disclosure:
A shares: China Securities Journal, Shanghai Securities News and Securities
          Times

Internet Website Publishing this Interim Report designated by the China Securities Regulatory Commission: http://www.sse.com.cn

Copies of this Interim Report is available at:   World Tower, 16 Andelu,
                                                 Dongcheng District, Beijing,
                                                 the People's Republic of China

2008 INTERIM REPORT                                                            3

Places of Listing:
A shares:                                        Shanghai Stock Exchange
Stock Name:                                      PetroChina
Stock Code:                                      601857
H shares:                                        The Stock Exchange of Hong Kong
                                                 Limited
Stock Code:                                      857
ADS:                                             The New York Stock Exchange,
                                                 Inc.
Symbol:                                          PTR

Other relevant information
Names and addresses of Auditors of the Company:
Domestic Auditors:
Name: PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Address: 11th Floor PricewaterhouseCoopers Centre, 202 Hu Bin Road,
              Shanghai, PRC

Overseas Auditors:
Name: PricewaterhouseCoopers
Address: 22nd Floor, Prince's Building, Central, Hong Kong

2008 INTERIM REPORT                                                            4

SUMMARY OF ACCOUNTING DATA AND
FINANCIAL INDICATORS


1.  KEY ACCOUNTING DATA AND FINANCIAL INDICATORS PREPARED UNDER IFRS

                                                                                                                   Unit: RMB Million
------------------------------------------------------------------------------------------------------------------------------------
                                                        AS AT THE END OF THE  AS AT THE END OF THE       CHANGES FROM THE END OF THE
ITEMS                                                       REPORTING PERIOD        PRECEDING YEAR                PRECEDING YEAR (%)
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                       1,123,820             1,060,131                               6.0
------------------------------------------------------------------------------------------------------------------------------------
Equity attributable to equity holders of the Company                 757,243               733,405                               3.3
------------------------------------------------------------------------------------------------------------------------------------
Net assets per share attributable to equity holders
of the Company (RMB)                                                    4.14                  4.01                               3.2
------------------------------------------------------------------------------------------------------------------------------------
                                                               THE REPORTING    SAME PERIOD OF THE             CHANGES OVER THE SAME
ITEMS                                                                 PERIOD        PRECEDING YEAR  PERIOD OF THE PRECEDING YEAR (%)
------------------------------------------------------------------------------------------------------------------------------------
Profit attributable to equity holders of the Company                  53,615                81,830                            (34.5)

Net cash flows from operating activities                              81,159               109,838                            (26.1)

Basic and diluted earnings per share (RMB)                              0.29                  0.46                            (37.0)

Net cash flows from operating activities per share (RMB)                0.44                  0.61                            (27.9)
------------------------------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                            5

2.  KEY ACCOUNTING DATA AND FINANCIAL INDICATORS PREPARED UNDER CAS

                                                                                                                   Unit: RMB Million
------------------------------------------------------------------------------------------------------------------------------------
                                                           AS AT THE END OF THE   AS AT THE END OF THE   CHANGES FROM THE END OF THE
ITEMS                                                          REPORTING PERIOD         PRECEDING YEAR            PRECEDING YEAR (%)
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                          1,059,396                994,092                           6.6
------------------------------------------------------------------------------------------------------------------------------------
Equity attributable to equity holders
of the Company                                                          696,149                677,367                           2.8
------------------------------------------------------------------------------------------------------------------------------------
Net assets per share attributable to equity holders
of the Company (RMB)                                                       3.80                   3.70                           2.7
------------------------------------------------------------------------------------------------------------------------------------
                                                                  THE REPORTING     SAME PERIOD OF THE  CHANGES OVER THE SAME PERIOD
ITEMS                                                                    PERIOD         PRECEDING YEAR     OF THE PRECEDING YEAR (%)
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                         70,725                105,934                        (33.2)
Profit before taxation                                                   73,206                106,294                        (31.1)
Profit attributable to equity holders of the Company                     48,355                 75,882                        (36.3)
Profit after deducting non-recurring profit/loss items
 attributable to equity holders of the Company                           46,489                 75,843                        (38.7)
Basic earnings per share (RMB)                                             0.26                   0.42                        (38.1)
Diluted earnings per share (RMB)                                           0.26                   0.42                        (38.1)
Fully diluted return on net assets (%)                                     6.95                  12.87      (5.92 percentage points)
Net cash flows from operating activities                                 84,006                112,177                        (25.1)
------------------------------------------------------------------------------------------------------------------------------------
Net cash flows per share from operating activities (RMB)                   0.46                   0.63                        (27.0)
------------------------------------------------------------------------------------------------------------------------------------


3.  NON-RECURRING PROFIT/LOSS ITEMS

                                                                                                                   Unit: RMB Million
------------------------------------------------------------------------------------------------------------------------------------
NON-RECURRING PROFIT/LOSS ITEMS*                                                 FOR THE SIX MONTHS ENDED JUNE 30, 2008(PROFIT)/LOSS
------------------------------------------------------------------------------------------------------------------------------------
Loss on disposal of non-current assets                                                                                           315
Other net non-operating expenses                                                                                               2,450
Government grants                                                                                                            (4,651)
Tax effect of non-recurring profit/loss items                                                                                    649
Total                                                                                                                        (1,237)
------------------------------------------------------------------------------------------------------------------------------------

* Including minority interest in non-recurring profit/loss items


4.  DIFFERENCES BETWEEN CAS AND IFRS

                                                                                                                   Unit: RMB Million
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       CAS                      IFRS
------------------------------------------------------------------------------------------------------------------------------------
Net profit (including minority interest)                                                            55,297                    60,854
Equity (including minority interest)                                                               742,745                   809,051
                                                           Please refer to the supplemental information by the management set out in the financial statements of the Group prepared under CAS of this interim
Analysis of differences                                    report for details.
------------------------------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                            6

CHANGES IN SHARE CAPITAL AND
INFORMATION ON SHAREHOLDERS


1.  CHANGES IN SHAREHOLDINGS

-------------------------------------------------------------------------------------------------------------------
                                         PRE-MOVEMENT                                     INCREASE/DECREASE (+, -)
-------------------------------------------------------------------------------------------------------------------
                                                                       CONVERSION
                               NUMBER OF   PERCENTAGE    NEW   BONUS         FROM
                                  SHARES          (%)  ISSUE   ISSUE     RESERVES          OTHERS*         SUB-TOTAL
-------------------------------------------------------------------------------------------------------------------
I Shares with selling
restrictions             158,922,077,818        86.83      -       -            -   -1,000,000,000  -1,000,000,000
-------------------------------------------------------------------------------------------------------------------
1. State-owned shares    157,922,077,818        86.29      -       -            -                -               -
-------------------------------------------------------------------------------------------------------------------
2. Shares held by
state-owned companies                  -            -      -       -            -                -               -
-------------------------------------------------------------------------------------------------------------------
3. Shares held by
other domestic
investors                              -            -      -       -            -                -               -
-------------------------------------------------------------------------------------------------------------------
of which:
-------------------------------------------------------------------------------------------------------------------
Shares held by
companies other
than state-owned
companies                  1,000,000,000         0.54      -       -            -   -1,000,000,000  -1,000,000,000
-------------------------------------------------------------------------------------------------------------------
Shares held by
domestic
natural persons                        -            -      -       -            -                -               -
-------------------------------------------------------------------------------------------------------------------
4. Shares held
by foreign investors                   -            -      -       -            -                -               -
-------------------------------------------------------------------------------------------------------------------
II. Shares without
selling restrictions      24,098,900,000        13.17      -       -            -   +1,000,000,000  +1,000,000,000
-------------------------------------------------------------------------------------------------------------------
1. RMB-denominated
ordinary shares            3,000,000,000         1.64      -       -            -   +1,000,000,000  +1,000,000,000
-------------------------------------------------------------------------------------------------------------------
2. Shares traded in
non-RMB currencies
and listed domestically                -            -      -       -            -                -               -
-------------------------------------------------------------------------------------------------------------------
3. Shares listed
overseas                  21,098,900,000        11.53      -       -            -                -               -
-------------------------------------------------------------------------------------------------------------------
4. Others                              -            -      -       -            -                -               -
-------------------------------------------------------------------------------------------------------------------
III. Total Shares        183,020,977,818          100      -       -            -                -               -
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------
                                         POST-MOVEMENT
-------------------------------------------------------
                                            PERCENTAGE
                          NUMBER OF SHARES         (%)
------------------------------------------------------
I Shares with selling
restrictions               157,922,077,818       86.29
------------------------------------------------------
1. State-owned shares      157,922,077,818       86.29
------------------------------------------------------
2. Shares held by
state-owned companies                    -           -
------------------------------------------------------
3. Shares held by
other domestic
investors                                -           -
------------------------------------------------------
of which:
------------------------------------------------------
Shares held by
companies other
than state-owned
companies                                0           0
------------------------------------------------------
Shares held by
domestic
natural persons                          -           -
------------------------------------------------------
4. Shares held
by foreign investors                     -           -
------------------------------------------------------
II. Shares without
selling restrictions        25,098,900,000       13.71
------------------------------------------------------
1. RMB-denominated
ordinary shares              4,000,000,000        2.18
------------------------------------------------------
2. Shares traded in
non-RMB currencies
and listed domestically                  -           -
------------------------------------------------------
3. Shares listed
overseas                    21,098,900,000       11.53
------------------------------------------------------
4. Others                                -           -
------------------------------------------------------
III. Total Shares          183,020,977,818         100
------------------------------------------------------

* In October 2007, when the Company offered its RMB-denominated ordinary shares (A shares) to the public for the first time, shares have been placed with target placees off-line, which have started circulation on the exchange since 5 February 2008.

2008 INTERIM REPORT                                                            7

2.  SHAREHOLDINGS OF MAJOR SHAREHOLDERS

     The number of shareholders of the Company as at June 30, 2008 was 1,997,949, including 1,992,211 holders of A shares and 5,738 holders of H shares (including 312 holders of the American Depositary Shares).

     (1)  SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

                                                                                                             Unit: Shares
-------------------------------------------------------------------------------------------------------------------------
                                                                                  INCREASE                      NUMBER OF
                                                                                 /DECREASE                         SHARES
                                                             PERCENTAGE OF      DURING THE  NUMBER OF SHARES   PLEDGED OR
                                NATURE OF                     SHAREHOLDING       REPORTING      WITH SELLING   SUBJECT TO
NAME OF SHAREHOLDERS         SHAREHOLDERS  NUMBER OF SHARES            (%)    PERIOD (+,-)      RESTRICTIONS     LOCK-UPS
-------------------------------------------------------------------------------------------------------------------------
China National Petroleum      State-owned
Corporation ("CNPC")(1)            shares   157,922,077,818          86.29               0   157,922,077,818            0
-------------------------------------------------------------------------------------------------------------------------
HKSCC Nominees Limited(2)        H Shares    20,920,665,230          11.43     -17,088,922                 0            0
-------------------------------------------------------------------------------------------------------------------------
Industrial and Commercial
Bank of China-Shanghai 50
Index ETF Securities
Investment Fund                  A Shares        36,457,925         0.0199     +31,694,279                 0            0
-------------------------------------------------------------------------------------------------------------------------
China Life Insurance (Group)
Company-Traditional-Ordinary
Insurance Products               A Shares        26,000,000         0.0142     -30,797,000                 0            0
-------------------------------------------------------------------------------------------------------------------------
China Construction
Bank-Huabao Xingye
Industry Selected Equity
Securities Investment Fund       A Shares        23,436,313         0.0128     +23,436,313                 0            0
-------------------------------------------------------------------------------------------------------------------------
Bank of China-Shanghai and
Shenzhen 300 Index Jiashi
Securities Investment Fund       A Shares        22,537,221         0.0123      +8,501,795                 0            0
-------------------------------------------------------------------------------------------------------------------------
Bank of Communications-Yi
Fang Da 50 Index
Securities Investment Fund       A Shares        21,831,200         0.0119     +21,831,200                 0            0
-------------------------------------------------------------------------------------------------------------------------
China Life Insurance
Company
Limited-Dividends-Personal
Dividends-005L-FH002
Shanghai                         A Shares        20,519,708         0.0112      -9,718,862                 0            0
-------------------------------------------------------------------------------------------------------------------------
International
Finance-Standard
Chartered-CITIGROUP GLOBAL
MARKETS LIMITED                  A Shares        19,675,640         0.0108     +15,102,155                 0            0
-------------------------------------------------------------------------------------------------------------------------
China Life Insurance Company
Limited-Traditional-Ordinary
Insurance Product-005L-CT001
Shanghai                         A Shares        18,771,597         0.0103      -6,297,403                 0            0
-------------------------------------------------------------------------------------------------------------------------

Notes:

1. CNPC is a substantial shareholder within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the "Securities and Futures Ordinance") whose interest is recorded in the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2. HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of institutional shareholders or individual shareholders.

2008 INTERIM REPORT                                                            8

(2) SHAREHOLDINGS OF TOP TEN SHAREHOLDERS OF SHARES WITHOUT SELLING RESTRICTIONS

                                                                                                Unit: Shares
-------------------------------------------------------------------------------------------------------------
  NUMBER   NAME OF SHAREHOLDERS                                     NUMBER OF SHARES HELD    TYPES OF SHARES
-------------------------------------------------------------------------------------------------------------
     1     HKSCC Nominees Limited                                          20,920,665,230           H Shares
-------------------------------------------------------------------------------------------------------------
     2     Industrial and Commercial Bank of China-Shanghai 50
           Index ETF Securities Investment Fund                                36,457,925           A Shares
-------------------------------------------------------------------------------------------------------------
     3     China Life Insurance (Group) Company-Traditional-
           Ordinary Insurance Products                                         26,000,000           A Shares
-------------------------------------------------------------------------------------------------------------
     4     China Construction Bank-Huabao Xingye Industry
           Selected Equity Securities Investment Fund                          23,436,313           A Shares
-------------------------------------------------------------------------------------------------------------
     5     Bank of China-Shanghai and Shenzhen 300 Index Jiashi
           Securities Investment Fund                                          22,537,221           A Shares
-------------------------------------------------------------------------------------------------------------
     6     Bank of Communications-Yi Fang Da 50 Index Securities
           Investment Fund                                                     21,831,200           A Shares
-------------------------------------------------------------------------------------------------------------
     7     China Life Insurance Company Limited-Dividends-
           Personal Dividends-005L-FH002 Shanghai                              20,519,708           A Shares
-------------------------------------------------------------------------------------------------------------
     8     International Finance-Standard Chartered-CITIGROUP
           GLOBAL MARKETS LIMITED                                              19,675,640           A Shares
-------------------------------------------------------------------------------------------------------------
     9     China Life Insurance Company
           Limited-Traditional-Ordinary Insurance
           Product-005L-CT001 Shanghai                                         18,771,597           A Shares
-------------------------------------------------------------------------------------------------------------
    10     China Life Insurance Company Limited-Dividends-Group
           Dividends-005L-FH001 Shanghai                                       17,000,000           A Shares
-------------------------------------------------------------------------------------------------------------

     Statement on the connection or activities acting in concert among the above-mentioned shareholders:

     Except for China Life Insurance (Group) Company-Traditional-Ordinary Insurance Products, China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai, China Life Insurance Company Limited-Traditional-Ordinary Insurance Products-005L-CT001 Shanghai and China Life Insurance Company Limited-Dividends-Group Dividends-005L-FH001 Shanghai, all of which are under the management of China Life Insurance Asset Management Co., Ltd, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2008 INTERIM REPORT                                                            9

     (3) Shareholdings of Substantial Shareholders of H Shares

     As at June 30, 2008, according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance, the persons in the following table and notes have an interest or short position in the H shares of the Company:

---------------------------------------------------------------------------------------------------------------
                                                                                   PERCENTAGE OF
                                                                                  SUCH SHARES IN
                                                                               THE SAME CLASS OF  PERCENTAGE OF
                                                                                THE ISSUED SHARE    TOTAL SHARE
NAME OF SHAREHOLDER            NUMBER OF SHARES  CAPACITY                            CAPITAL (%)    CAPITAL (%)
---------------------------------------------------------------------------------------------------------------
                                                 Beneficial Owner/Investment
JPMorgan Chase & Co. (Note 1)  1,065,335,981(L)  Manager                                    5.05           0.58
---------------------------------------------------------------------------------------------------------------
                                 317,095,578(S)  Beneficial Owner                           1.50           0.17
---------------------------------------------------------------------------------------------------------------
                                 408,813,117(P)  Approved Lending Agent                     1.94           0.22
---------------------------------------------------------------------------------------------------------------
                                                 Beneficial Owner/
                                                 Investment Manager/
Deutsche Bank                                    Persons having a security
Aktiengesellschaft (Note 2)    1,303,488,060(L)  interest in shares                         6.18           0.71
---------------------------------------------------------------------------------------------------------------
                                                 Beneficial Owner/Investment
                                                 Manager/Persons having a
                                 731,451,830(S)  security interest in shares                3.47           0.40
---------------------------------------------------------------------------------------------------------------

(L) Long position

(S) Short position

(P) Lending pool

Note 1: JP Morgan Chase & Co., through various subsidiaries, has an interest in 1,065,335,981 H shares of the Company.

Note 2: Deutsche Bank Aktiengesellschaft, through various subsidiaries, has an interest in 1,303,488,060 H shares of the Company.

     As at June 30, 2008, save as disclosed above, no person (other than a Director, Supervisor or Senior Management of the Company) has an interest or short position in the H shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.


3. INFORMATION ON CHANGES OF CONTROLLING SHAREHOLDER AND THE ULTIMATE CONTROLLER

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

2008 INTERIM REPORT                                                           10

DIRECTORS' REPORT

     The Board of the Company is pleased to present the Directors' report.


1.   DISCUSSION AND ANALYSIS OF THE OVERALL OPERATIONS DURING THE REPORTING
     PERIOD

     (1) REVIEW OF RESULTS OF OPERATIONS

     In the first half of 2008, despite being faced with changes in the operating environment in the domestic and international markets, and hit by historically rare natural disasters such as cold weather, rain and snow storms, frost and a severe earthquake, the Company planned in a scientific manner and responded actively, and realised a continuous development in the principal operations of the Group, stable production and operations, a steady increase in the output of major products and further enhancement of the sustainability of the Group. Excluding the impacts resulting from policy factors such as the special levy on domestic crude oil sales and the macroeconomic controls over the prices of refined products, the efficacy of the Company's operations remains at a robust level.

     1) Market Review

     o Crude Oil Market Review

     In the first half of 2008, international crude oil prices remained high and maintained its upward trend. Crude oil prices continued to soar to historically high levels, increasing by more than 50% from US$90 per barrel at the beginning of the year to US$140 per barrel. Factors such as strong demand for crude oil, weakening of the US dollars, speculative activities, decline in crude oil inventories, shortage of proved undeveloped reserves and market concerns over an interruption in supply caused by geopolitical tensions were the main reasons for crude oil prices reaching new highs in the first half of the year. In the first half of 2008, the average prices for WTI and Brent crude oil were US$111.0 and US$108.8 per barrel respectively, representing an increase of 80% and 72% over the average prices for the same period of last year.

     According to the relevant information, crude oil imports continued to increase in the first half of 2008 by 11.6% to a net total of 88.97 million tons compared with the same period of last year. Domestic crude oil output and the amount of crude oil processed reached 94.35 million tons and 159 million tons, respectively.

     o Refined Products Market Review

     Domestic demand for refined products was strong in the first half of 2008. According to the relevant information, the apparent consumption of domestic refined products increased by 15.1% to 103 million tons in the first half of 2008. Impacted by the skyrocketing international crude oil prices, domestic refineries incurred heavy losses in processing. Production progressively ceased at several local refineries and supply in the refined products market became very tight. On June 20, 2008, the PRC Government adjusted the prices of refined products in the domestic market, raising the ex-factory prices of gasoline and diesel by RMB1,000 per ton and the ex-factory prices of aviation fuel by RMB1,500 per ton. However, under the macroeconomic controls of the PRC Government, domestic refined product prices were still lower than the prices in the international market. In the first half of 2008, the average ex-factory prices of gasoline and diesel in the domestic market were RMB5,536 per ton and RMB5,126 per ton respectively, being RMB2,612 per ton and RMB3,779 per ton lower than the Cost, Insurance and Freight (CIF) per ton price as quoted on the Singapore market, respectively.

2008 INTERIM REPORT                                                           11

     o Chemical Products Market Review

     In the first half of 2008, affected by the continual high crude oil prices, the prices of most basic chemical raw materials surged to the highest level in the past 20 years. As a result, the cost of production of chemical products increased markedly, resulting in the prices of chemical products being maintained at a high level. At the same time, in order to guarantee constant supply in the domestic refined products market, petrochemical production enterprises lowered the load of polyethylene degradation, as a result of which output of basic chemical raw materials decreased and supply in the chemical product market became inadequate. Demand in the chemical product market, however, remained steady. Based on the above, in the first half of 2008, the chemical product market was characterised by steady demand, reduction in supply and soaring prices.

     o Natural Gas Market Review

     In the first half of 2008, the domestic natural gas market continued to develop at a rapid pace with strong growth in demand for natural gas. The external sales of natural gas reached 24.9 billion cubic metres, representing an increase of 20% compared to the same period of last year. The average sales price of the Company's natural gas was RMB821.47 per thousand cubic metres, representing an increase of 21.4% compared to the same period of last year.

     2) Business Review

     o Exploration and Production

     In the first half of 2008, the Group continued to place emphasis on oil and gas exploration and stepped up efforts for key projects and in key regions. The Company achieved major breakthroughs through further research, planning, assessment and exploration and emphasis on the use of new technologies, all in a comprehensive manner. In particular, significant progress was achieved in the oil and gas exploration in Longgang in the Sichuan Basin, Baibao and Sulige in the Erdos Basin and other basins. The Company has built up a solid foundation for the growth of reserves for 2008. In the development of oil and gas fields, organisation and co-ordination efforts were enhanced to overcome threats of cold weather, rain and snow storms, frost, earthquake and other natural disasters. New ways in the exploration of oil and gas fields were actively adopted. The Company has initiated works on the secondary recovery of mature oilfields. The Company has improved overall maintenance of mature oilfields through controlling the water level and taking measures to slow down the reduction in the productivity of mature oilfields. The Company has also built up the production capacity in new fields through active application of technologies such as horizontal drilling and the application of technologies to thick oil, tertiary recovery of oil, low infiltration oilfields and oil reserves with particularly high water content. As a result, the Company has achieved a steady growth in crude oil output and rapid growth in natural gas output. In the first half of 2008, the lifting cost for oil and gas operations was US$8.75 per barrel, representing an increase of 23.2% from US$7.10 per barrel in the first half of 2007. Excluding the effect of exchange rate changes, the lifting cost increased by 12.8% compared to that of the same period of last year.

2008 INTERIM REPORT                                                           12

     (photo)

2008 INTERIM REPORT                                                           13

     Summary of Operations of the Exploration and Production Segment



------------------------------------------------------------------------------------------------------------------------------------
                                                                UNIT            FIRST HALF OF 2008   FIRST HALF OF 2007   CHANGE (%)
------------------------------------------------------------------------------------------------------------------------------------
Crude oil output                                           Million barrels                   434.5                419.7          3.5

Marketable natural gas output                            Billion cubic feet                  923.0                798.0         15.7

Oil and natural gas equivalent output                      Million barrels                   588.4                552.7          6.5
------------------------------------------------------------------------------------------------------------------------------------

     o Refining and Marketing

     In the first half of 2008, the Group organised refining processing meticulously, modified refining arrangements scientifically, pushed forward with overall optimisation and emphasis on safety and environmental protection in respect of production. As a result, safe and steady production was achieved. Faced with ever growing demand in the market, the Group has continued to enhance the level of retail sales management and the quality of services. Efforts were made to ensure steady market supply. Development and optimisation of refined products sales network were promoted actively. Markets offering high return were explored, and service stations generating a low return or no return were shut down. These measures further improved the operating efficiency of the Group.

     In the first half of this year, the Group's refineries processed 425 million barrels of crude oil, and the Exploration and Production segment contributed approximately 78.1% of crude oil processed. The Group produced approximately 36.79 million tons of gasoline, diesel and kerosene and sold approximately 44.41 million tons of these products. The refining processing costs of the Group's refineries was RMB145 per ton, which represents a 6.6% increase compared to RMB136 per ton for the same period of last year.

     Summary of Operations of the Refining and Marketing Segment


------------------------------------------------------------------------------------------------------------------------------------
                                               UNIT             FIRST HALF OF 2008    FIRST HALF OF 2007                  CHANGE (%)
------------------------------------------------------------------------------------------------------------------------------------
Processed crude oil                       Million barrels                    425.2                 407.7                         4.3

Gasoline, kerosene and diesel output         '000 ton                       36,787                35,545                         3.5

of which: Gasoline                           '000 ton                       11,861                10,670                        11.2

Kerosene                                     '000 ton                        1,127                   986                        14.3

Diesel                                       '000 ton                       23,799                23,889                       (0.4)

Refining yield                                   %                            92.7                  93.2     (0.5 percentage points)
------------------------------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           14

     o Chemicals and Marketing

     In the first half of 2008, the Group further kept the production in the Chemical and Marketing segment under control and achieved large scale, efficient, safe and steady operation. Key technological and economic indicators improved continuously. Allocation of resources and production mix were further optimised. The production of chemical products reached 8.16 million tons, including 1.32 million tons of ethylene.

     Summary of Operations of the Chemicals and Marketing Segment


--------------------------------------------------------------------------------------------------------------------
OUTPUT OF KEY CHEMICAL PRODUCTS                  UNIT       FIRST HALF OF 2008     FIRST HALF OF 2007     CHANGE (%)
--------------------------------------------------------------------------------------------------------------------
Ethylene                                       '000 ton                  1,319                  1,305            1.1
Synthetic resin                                '000 ton                  2,036                  1,997            2.0
Synthetic fibre raw materials and polymer      '000 ton                    878                    701           25.2
Synthetic rubber                               '000 ton                    157                    158          (0.6)
Urea                                           '000 ton                  2,046                  1,897            7.9
--------------------------------------------------------------------------------------------------------------------



(photo)

2008 INTERIM REPORT                                                           15

     o Natural Gas and Pipeline

     The Group continued with the construction of oil and gas pipelines in an orderly manner. Construction of the Second West-East Gas Pipeline and the Yongqing-Tangshan-Qinhuangdao Gas Transmission Pipeline commenced. The Daqing-Qiqihar Gas Transmission Pipeline was completed and commission is scheduled to take place in August 2008. Acquisition of the Changqing-Ningxia Yinchuan Gas Transmission Pipeline was completed. Construction of the LNG projects in Dalian and Jiangsu Province commenced. Construction of the Lanzhou-Zhengzhou-Changsha Oil Pipeline progressed smoothly, and the main part will be completed at the end of this year. Despatch priority of natural gas was centralised to ensure safety in the gas transmission. Natural gas sales business has leveraged on the advantage of the nationwide gas pipeline network and achieved an overall balanced development in the production, transportation, marketing and storage. While the Group has emphasised on the importance of safe and steady supply of natural gas in key cities and the public utilities sector and to key customers, the Group has also concurrently made its best endeavours to ensure safe and steady supply of natural gas during the Beijing Olympic Games and to the areas that suffered from cold weather and rain and snow storms in the Southern part of the PRC. The Lanzhou-Chengdu-Chongqing Refined Oil Pipeline of the Company was regarded as the lifeline during the rescue operations of the earthquake occurred in Wenchuan, Sichuan Province on May 12, 2008. The Company has made every effort to ensure normal operation of such pipeline to support the rescue operations in the earthquake with a view to guarantee the supply of refined products in Sichuan Province and Chongqing region.

     (photo)

2008 INTERIM REPORT                                                           16

     (2) MANAGEMENT DISCUSSION AND ANALYSIS

     1) The financial data sets out below is extracted from the consolidated interim condensed financial statements of the Group for the six months ended June 30, 2008 prepared under IFRS

     o Consolidated Operating Results

     Turnover Turnover increased 39.9% from RMB392,726 million for the six months ended June 30, 2007 to RMB549,522 million for the six months ended June 30, 2008. This was primarily due to the increases in the selling prices and the sales volume of major products including crude oil, natural gas, gasoline and diesel oil, and the efforts made by the Group in expanding resources and developing markets by making use of the opportunities presented by persistently high prices in crude oil and petrochemical products in the international market. In addition, the increase in the trading of oil and gas products during the first half of the year also increased the turnover of the Group.

     The table below sets out the external sales volume and average realised prices for major products sold by the Group for the first half of 2007 and 2008 and the percentages of change in the sales volume and average realised prices during these periods:


--------------------------------------------------------------------------------------------------------------------
                                           SALES VOLUME ('000 TON)              AVERAGE REALISED PRICE (RMB/TON)
--------------------------------------------------------------------------------------------------------------------
                                   FIRST HALF   FIRST HALF   PERCENTAGE OF   FIRST HALF   FIRST HALF   PERCENTAGE OF
                                      OF 2008      OF 2007      CHANGE (%)      OF 2008      OF 2007      CHANGE (%)
--------------------------------------------------------------------------------------------------------------------
Crude oil*                              8,988        9,642           (6.8)        5,086        3,207            58.6
Natural gas ('000 million cubic
 metre, RMB/'000 cubic metre)          248.98       207.54            20.0          821          677            21.4
Gasoline                               14,506       13,396             8.3        5,698        5,031            13.3
Diesel                                 28,599       26,358             8.5        5,299        4,563            16.1
Kerosene                                2,614        1,805            44.8        6,134        4,622            32.7
Heavy oil                               4,138        4,464           (7.3)        3,529        2,332            51.3
Polyethylene                            1,079        1,023             5.5       11,811       10,264            15.1
Lubricant                               1,208        1,119             8.0        7,154        6,464            10.7
--------------------------------------------------------------------------------------------------------------------

* The external sales volume of crude oil listed above is crude oil produced by the Company.

     Operating Expenses Operating expenses increased 66.3% from RMB283,596 million for the six months ended June 30, 2007 to RMB471,758 million for the six months ended June 30, 2008, which consisted of the following:

     Purchases, Services and Other Expenses Purchases, services and other expenses increased 76.4% from RMB166,995 million for the six months ended June 30, 2007 to RMB294,522 million for the six months ended June 30, 2008. This was primarily due to an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the increase in the purchase costs. In addition, the increase in the purchase expenses also resulted from an increase in the level of trading of oil and gas products in the first half of 2008.

2008 INTERIM REPORT                                                           17

     Employee Compensation Costs The salaries and wages paid by the Group for the first half of 2008 was RMB15,726 million, which rose by 16.7% or increased by RMB2,254 million. Other employees' costs were increased by RMB5,731 million. The increase in the employee compensation costs was primarily due to (1) an increase in the level of salaries as a result of the increase in commodity prices (according to the relevant information, the Consumer Products Index (CPI) for the first half of 2008 rose by 7.9%); (2) an increase in the employees' compensation costs that resulted from the expansion of the scale of operations and the retail network of the Group; and (3) in accordance with the relevant policies of the PRC Government, the Group has established a corporate pension scheme, thus leading to an increase in the employee benefit expenses resulting from pension contributions.

     Exploration Expenses Exploration expenses increased 21.1% from RMB10,607 million for the six months ended June 30, 2007 to RMB12,848 million for the six months ended June 30, 2008. To further boost crude oil and natural gas resources, the Group continued to pool resources to conduct more exploration activities for crude oil and natural gas.

     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 36.9% from RMB31,228 million for the six months ended June 30, 2007 to RMB42,754 million for the six months ended June 30, 2008. This was primarily due to (1) an increase in depreciation, depletion and amortisation that resulted from an increase in the average amount of property, plant and equipment and the average net value of oil and gas properties (2) impairment losses recorded during the first half of 2008.

     Selling, General and Administrative Expenses Selling, general and administrative expenses increased 17.1% from RMB23,901 million for the six months ended June 30, 2007 to RMB27,993 million for the six months ended June 30, 2008. This was primarily due to an increase in transportation, technological development and other related costs that resulted from the increased scale of operations of the Group.

     Taxes other than Income Taxes Taxes other than income taxes increased 128.7% from RMB28,784 million for the six months ended June 30, 2007 to RMB65,831 million for the six months ended June 30, 2008. The increase was primarily due to a sharp increase of special levy on the sale of domestic crude oil by the Group due to the high international crude oil prices throughout the first half of 2008. The special levy borne by the Group increased from RMB14,942 million for the first half of 2007 to RMB47,816 million for the first half of 2008.

     Other Income, net Other income, net, increased RMB2,256 million from RMB345 million for the six months ended June 30, 2007 to RMB2,601 million for the six months ended June 30, 2008. The increase was primarily due to the recognition of subsidies for imported crude oil and refined products by the PRC Government in the amount of RMB4,573 million.

     Profit from Operations As a result of an increase in the amount of special levy and macroeconomic controls over the prices of domestic refined products, profit from operations decreased 28.7% from RMB109,130 million for the six months ended June 30, 2007 to RMB77,764 million for the six months ended June 30, 2008.

     Net Exchange Loss Net exchange loss increased from RMB342 million for the six months ended June 30, 2007 to RMB1,028 million for the six months ended June 30, 2008. The increase in the net exchange loss was mainly due to the combined effect of the appreciation of Renminbi against the US dollars and other currencies.

     Net Interest Expenses Net interest expenses decreased 81.2% from RMB1,231 million for the six months ended June 30, 2007 to RMB231 million for the six months ended June 30, 2008. The decrease in the net interest expense was mainly due to the combined effect of a decrease in the interest expenses on current borrowings and an increase in interest income from an increase in the average outstanding balance of deposits.

2008 INTERIM REPORT                                                           18

     Profit Before Taxation As a result of the factors discussed above, profit before taxation decreased 26.9% from RMB110,342 million for the six months ended June 30, 2007 to RMB80,712 million for the six months ended June 30, 2008.

     Taxation Taxation decreased 17.3% from RMB24,026 million for the six months ended June 30, 2007 to RMB19,858 million for the six months ended June 30, 2008. The decrease was primarily due to a reduction in the taxable income of the Group for the first half of 2008.

     Profit for the period As a result of the factors discussed above, profit of the Group for the period decreased 29.5% from RMB86,316 million for the six months ended June 30, 2007 to RMB60,854 million for the six months ended June 30, 2008.

     Profit attributable to minority interest of the Company As the international crude oil prices remained high during the first half of 2008, subsidiaries of the Company including CNPC Exploration and Development Company Limited recorded increase in the profit before taxation for the first half of 2008 to a great extent. This has resulted in an increase in the minority interest in the results of the Company. The amount of the minority interest in the Company increased from RMB4,486 million for the six months ended June 30, 2007 to RMB7,239 million for the six months ended June 30, 2008.

     Profit attributable to equity holders of the Company As a result of the factors discussed above, profit attributable to equity holders of the Company decreased 34.5% from RMB81,830 million for the six months ended June 30, 2007 to RMB53,615 million for the six months ended June 30, 2008.

     o Segment Information

     Exploration and Production

     Turnover Turnover increased 54.3% from RMB205,390 million for the six months ended June 30, 2007 to RMB316,876 million for the six months ended June 30, 2008. The increase was primarily due to an increase in the prices and sales volume of crude oil and natural gas. The average realised crude oil price of the Group in the first half of 2008 was US$93.45 per barrel, representing an increase of 62.0% from US$57.69 per barrel compared with the same period of last year.

     Operating Expenses Operating expenses increased 71.3% from RMB108,954 million for the six months ended June 30, 2007 to RMB186,645 million for the six months ended June 30, 2008. The increase was primarily due to an increase in purchase costs of imported crude oil and a sharp increase of special levy on the sale of domestic crude oil by the Group as international crude oil prices remained high throughout the first half of 2008.

     Profit from Operations As a result of the factors discussed above, profit from operations increased by 35.0% from RMB96,436 million for the six months ended June 30, 2007 to RMB130,231 million for the six months ended June 30, 2008. The Exploration and Production segment remains the most important contributor of profit for the Group.

     Refining and Marketing

     Turnover Turnover rose 43.5% from RMB314,863 million for the six months ended June 30, 2007 to RMB451,737 million for the six months ended June 30, 2008. The increase was due to an increase in the prices and sales volume of key refined products and growth in the trading of oil and gas products. The Refining and Marketing segment is the main contributor of external sales revenue for the Group.

2008 INTERIM REPORT                                                           19

     (photo)


     Operating Expenses Operating expenses increased 64.3% from RMB310,938 million for the six months ended June 30, 2007 to RMB510,752 million for the six months ended June 30, 2008. The increase was primarily due to the persistently high international crude oil prices and an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers. In addition, the increase in operating expenses also resulted from an increase in the level of trading of oil and gas products in the first half of 2008.

     Profit/Loss from Operations The loss from the Refining and Marketing segment amounted to RMB59,015 million for the six months ended June 30, 2008. The profit from the Refining and Marketing segment amounted to RMB3,925 million for the six months ended June 30, 2007. The loss from the Refining and Marketing segment was primarily due to the macroeconomic controls of the prices of refined products in the domestic market by the PRC Government. Despite persistently high crude oil prices, prices of refined products in the domestic market were not in line with the high crude oil prices and were lower than those of the international market.

     Chemicals and Marketing

     Turnover Turnover rose 21.3% from RMB49,860 million for the six months ended June 30, 2007 to RMB60,463 million for the six months ended June 30, 2008. The growth in turnover was primarily due to an increase in the selling prices and sales volume of certain chemical products.

     Operating Expenses Operating expenses increased 20.9% from RMB44,462 million for the six months ended June 30, 2007 to RMB53,749 million for the six months ended June 30, 2008. The increase was primarily due to an increase in the prices of key chemical raw materials.

2008 INTERIM REPORT                                                           20

     Profit from Operations As a result of the factors discussed above, profit from operations of the Marketing and Chemicals segment increased by 24.4% from RMB5,398 million for the six months ended June 30, 2007 to RMB6,714 million for the six months ended June 30, 2008. Benefiting from the advantages created by the better integration of production and marketing of chemical products, the production volumes of high value-added and special products were greatly increased, and operating efficiency and profitability continued to improve in the Chemicals and Marketing segment.

     Natural Gas and Pipeline

     Turnover Turnover increased 33.1% from RMB23,216 million for the six months ended June 30, 2007 to RMB30,902 million for the six months ended June 30, 2008. The increase was primarily due to an increase in the selling prices of natural gas, and an increase in the sales volume and volume of natural gas from pipeline transmission.

     Operating Expenses Operating expenses increased 31.7% from RMB17,088 million for the six months ended June 30, 2007 to RMB22,506 million for the six months ended June 30, 2008. The increase was primarily due to an increase in the purchase costs of natural gas.

     Profit from Operations As a result of the factors discussed above, profit from operations of the Natural Gas and Pipeline segment increased by 37.0% from RMB6,128 million for the six months ended June 30, 2007 to RMB8,396 million for the six months ended June 30, 2008. The natural gas and pipeline business grew rapidly and its contribution to the profit of the Group continued to increase.

     o Cash Flows

     As at June 30, 2008, the primary sources of funds of the Group are cash generated from operating activities and short-term and long-term borrowings. The funds of the Group are mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.

     The table below sets forth the cash flows of the Group for the six months ended June 30, 2008 and June 30, 2007 respectively and the amount of cash and cash equivalents as at the end of each period:



-------------------------------------------------------------------------------------------------------------
                                                                     SIX MONTHS ENDED JUNE 30,
                                                        -----------------------------------------------------
                                                                               2008                     2007
                                                        ----------------------------  -----------------------
                                                                        RMB MILLION              RMB MILLION
                                                        ----------------------------  -----------------------
Net cash flows generated from operating activities                           81,159                  109,838

Net cash flows used for investing activities                               (67,339)                 (56,836)

Net cash flows used for financing activities                               (20,523)                 (30,192)

Currency translation differences                                                 49                      402

Cash and cash equivalents as at the end of year                              58,840                   71,771
-------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           21

     Net Cash Flows Generated From Operating Activities

     The net cash flows of the Group generated from operating activities for the six months ended June 30, 2008 were RMB81,159 million, representing a decrease of 26.1% compared with RMB109,838 million generated for the six months ended June 30, 2007. The decrease was mainly due to a reduction in the net profit in the first half of the year. As at June 30, 2008, the Group had cash and cash equivalents of RMB58,840 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 88.5% were denominated in Renminbi, approximately 11.0% were denominated in United States Dollars and approximately 0.5% were denominated in other currencies).

     Net Cash Flows Used for Investing Activities

     The net cash flows of the Group used for investing activities for the six months ended June 30, 2008 were RMB67,339 million, representing an increase of 18.5% compared with RMB56,836 million used for the six months ended June 30, 2007. The increase in cash flows used for investing activities was primarily due to an increase in capital expenditures during the first half of the year.

     Net Cash Flows Used for Financing Activities

     The net cash flows of the Group used for financing activities for the six months ended June 30, 2008 were RMB20,523 million, representing a decrease of 32.0% compared with RMB30,192 million used for the six months ended June 30, 2007. The decrease was primarily due to an increase in the amount of net borrowings and capital contributions by minority shareholders during the first half of the year.

     The net borrowings of the Group as at June 30, 2008 and December 31, 2007, respectively, are as follows:


-------------------------------------------------------------------------------------------------------------
                                                          AS AT JUNE 30, 2008        AS AT DECEMBER 31, 2007
                                                ------------------------------  -----------------------------
                                                                  RMB MILLION                    RMB MILLION
-------------------------------------------------------------------------------------------------------------
Short-term borrowings (including current
 portion of long-term borrowings)                                      39,257                         30,934

Long-term borrowings                                                   35,287                         39,688
                                                ------------------------------  -----------------------------
Total borrowings                                                       74,544                         70,622
                                                ==============================  =============================
Less: Cash and cash equivalents                                      (58,840)                       (65,494)
                                                ------------------------------  -----------------------------
Net borrowings                                                         15,704                          5,128
                                                ------------------------------  -----------------------------
-------------------------------------------------------------------------------------------------------------

Maturities of long-term borrowings (including borrowings maturing within one year) of the Group are as follows:

-------------------------------------------------------------------------------------------------------------
                                                          AS AT JUNE 30, 2008        AS AT DECEMBER 31, 2007
                                               -------------------------------  -----------------------------
                                                                  RMB MILLION                    RMB MILLION
-------------------------------------------------------------------------------------------------------------
To be repaid within one year                                           13,440                         12,200
To be repaid within one to two years                                   13,419                          5,754
To be repaid within two to five years                                   7,912                         19,898
To be repaid after five years                                          13,956                         14,036
                                               -------------------------------  -----------------------------
                                                                       48,727                         51,888
                                               -------------------------------  -----------------------------
-------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           22

     Of the total borrowings of the Group as at June 30, 2008, approximately 15.3% were fixed-rate loans and approximately 84.7% were floating-rate loans. Of the borrowings as at June 30, 2008, approximately 63.4% were denominated in Renminbi, approximately 33.7% were denominated in United States Dollars, approximately 2.5% were denominated in Hong Kong dollars, approximately 0.3% were denominated in Euro and approximately 0.1% were denominated in Japanese Yen.

     As at June 30, 2008, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 8.4% (As at December 31, 2007: 8.3%).

     o Capital Expenditures

     The following table sets out the capital expenditures for the various segments of the Group for the six months ended June 30, 2008 and for the six months ended June 30, 2007 and the estimated capital expenditures for the various segments of the Group for the whole year of 2008. For the first half of 2008, capital expenditures of the Group increased 40.5% from RMB51,021 million for the six months ended June 30, 2007 to RMB71,693 million for the six months ended June 30, 2008. The increase in capital expenditures was primarily due to an increase in expenditures relating to crude oil and natural gas exploration and development, and construction of natural gas pipelines by the Group. In addition, increase in commodity prices also contributed to an increase in capital investment.

----------------------------------------------------------------------------------------------------------------
                              FOR THE FIRST HALF OF 2008  FOR THE FIRST HALF OF 2007          ESTIMATES FOR 2008
                              --------------------------  --------------------------  --------------------------
                                RMB MILLION          (%)    RMB MILLION          (%)     RMB MILLION         (%)
----------------------------------------------------------------------------------------------------------------
Exploration and Production          47,053*         65.6        42,196*         82.7       132,300*         63.6
Refining and Marketing                6,527          9.1          4,841          9.5         23,000         11.1
Chemicals and Marketing               4,307          6.0          1,163          2.3         13,200          6.4
Natural Gas and Pipeline             12,845         17.9          2,471          4.8         37,700         18.1
Other                                   961          1.4            350          0.7          1,700          0.8
                              -------------  -----------  -------------  -----------  -------------  -----------
Total                                71,693        100.0         51,021        100.0        207,900        100.0
                              =============  ===========  =============  ===========  =============  ===========
----------------------------------------------------------------------------------------------------------------


* If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2007 and the first half of 2008, and the estimates for the same in 2008 would be RMB46,680 million, RMB53,267 million and RMB143,200 million, respectively.

     Exploration and Production

     The majority of the Group's capital expenditures were related to the Exploration and Production segment. For the six months ended June 30, 2008, capital expenditures in relation to the Exploration and Production segment amounted to RMB47,053 million, including RMB7,684 million for oil and gas exploration activities and RMB36,355 million for oil and gas development activities. The capital expenditure for the six months ended June 30, 2008 was mainly used in large oil and gas exploration projects such as in the large oil and gas fields located in Changqing, Daqing and Southwestern oil and gas fields and in the construction of key production facilities at those key oil and gas exploration projects.

2008 INTERIM REPORT                                                           23

     (photo)


     The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2008 will amount to RMB132,300 million. Approximately RMB24,200 million will be used for oil and gas exploration, and RMB90,500 million will be used for oil and gas development. Exploration will mainly emphasise on the overall development of regions in Longgang in the Sichuan Basin, the west of Sulige in the Erdos Basin and the Dagang Qikou depression in the Bohai Basin and other regions. Development activities will be emphasised on the construction of new proved oil and gas fields, while secondary recovery of and steady production of mature oilfields will also be emphasised.

     Refining and Marketing

     Capital expenditures for the Group's Refining and Marketing segment for the six months ended June 30, 2008 amounted to RMB6,527 million, including RMB5,210 million for the reconstruction of refining facilities. The capital expenditure for the six months ended June 30, 2008 was mainly used in the construction of large scale refining facilities with capacity over ten million tons such as the Dushanzi Petrochemical and Guangxi Petrochemical projects.

2008 INTERIM REPORT                                                           24

     The Group anticipates that capital expenditures for the Refining and Marketing segment for the twelve months ending December 31, 2008 will amount to RMB23,000 million, of which approximately RMB16,100 million will be used for the construction and expansion of refining facilities, and approximately RMB6,900 million will be used for investments in the establishment of the sales network and storage infrastructure facilities for oil products.

     Chemicals and Marketing

     Capital expenditures for the Chemicals and Marketing segment for the six months ended June 30, 2008 amounted to RMB4,307 million, which were used mainly for the construction of petrochemical facilities for large scale ethylene projects with capacity over million tons such as the Dushanzi Petrochemical and the Fushun Petrochemical projects and the expansion of key construction projects such as the redevelopment and expansion of ethylene in the Daqing Petrochemical project.

     The Group anticipates that capital expenditures for the Chemicals and Marketing segment for the twelve months ending December 31, 2008 will amount to RMB13,200 million, which are expected to be used primarily for the construction and expansion of petrochemical facilities including large scale ethylene projects such as the Dushanzi Petrochemical, the Daqing Petrochemical, the Fushun Petrochemical and the Sichuan Petrochemical projects.

     Natural Gas and Pipeline

     Capital expenditures for the Natural Gas and Pipeline segment for the six months ended June 30, 2008 amounted to RMB12,845 million. The Group incurred RMB11,726 million of these expenditures on the construction of long distance pipelines. The capital expenditure for the six months ended June 30, 2008 was mainly used in the construction of the Second West-East Gas Pipeline project, the Lanzhou-Zhengzhou-Changsha Oil Pipeline and other gas pipeline projects.

     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2008 will amount to RMB37,700 million, which are expected to be used primarily for the construction of key oil and gas transmission pipelines such as the Lanzhou-Zhengzhou-Changsha Oil Pipeline and the Second West-East Gas Pipeline and associated storage facilities and LNG projects.

     Others

     Capital expenditures for Other segment for the six months ended June 30, 2008 were RMB961 million.

     The Group anticipates that capital expenditures for Other segment for the twelve months ending December 31, 2008 will amount to approximately RMB1,700 million, which are expected to be used primarily for scientific research and development activities and the establishment of information systems.

2008 INTERIM REPORT                                                           25

     2) The financial data set out below is extracted from and computed based on the audited financial statements of the Group prepared under CAS

     * Principal operations by segment under CAS


--------------------------------------------------------------------------------------------------------------------------
                                                                                                  CHANGE IN
                                                                                   CHANGE IN        COST OF
                                                                                 INCOME FROM      PRINCIPAL
                                                                                   PRINCIPAL     OPERATIONS
                                                                                  OPERATIONS       COMPARED
                                    INCOME FROM          COST OF                    COMPARED       WITH THE
                                      PRINCIPAL        PRINCIPAL               WITH THE SAME    SAME PERIOD
                                 OPERATIONS FOR       OPERATIONS               PERIOD OF THE         OF THE    INCREASE OR
                              THE FIRST HALF OF    FOR THE FIRST      GROSS        PRECEDING      PRECEDING    DECREASE IN
                                           2008     HALF OF 2008    MARGIN*             YEAR           YEAR         MARGIN
                             ---------------------------------------------------------------------------------------------
                                                                                                               (PERCENTAGE
                                    RMB MILLION      RMB MILLION        (%)              (%)            (%)        POINTS)
--------------------------------------------------------------------------------------------------------------------------
Exploration and production              308,180          116,385       45.1             52.5           42.2          (5.4)

Refining and marketing                  446,994          471,905      (7.4)             43.5           69.6         (15.7)

Chemicals and marketing                  59,118           48,148       18.3             21.3           20.9            0.5

Natural gas and pipeline                 30,580           21,449       28.4             33.2           31.9            0.8

Other                                       345               65          -                -              -              -

Inter-segment elimination             (311,190)        (310,600)          -                -              -              -

Total                                   534,027          347,352       23.5             38.9           61.1         (13.8)
--------------------------------------------------------------------------------------------------------------------------

     * Gross margin=Profit from principal operations /Income from principal operations

     During the reporting period, the total amount of connected transactions between the Group and CNPC and its subsidiaries in respect of sales of products and provision of services amounted to RMB20,946 million.

     * Principal operations by regions under CAS

------------------------------------------------------------------------------------------------------------
                          FIRST HALF OF 2008     FIRST HALF OF 2007     CHANGE COMPARED WITH THE SAME PERIOD
                                                                                       OF THE PRECEDING YEAR
                   -----------------------------------------------------------------------------------------
OPERATING INCOME                 RMB MILLION            RMB MILLION                                      (%)
------------------------------------------------------------------------------------------------------------
PRC                                  519,845                380,444                                     36.6

Other                                 29,677                 12,282                                    141.6

Total                                549,522                392,726                                     39.9
------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           26

     (3)  BUSINESS PROSPECT IN THE SECOND HALF OF 2008

     During the second half of 2008, the Group will continue to adhere to the policy of "stability, balance, efficiency, control and co-ordination" in the conduct of its operations. The Group will organise production and operation in a scientific manner, enhance technological improvements actively, continually strengthen corporate management and promote sustained, effective and rapid development of the Company.

     In respect of exploration and production, the Group will continue to place top priority on resources exploration and maintain a leading position in its upstream business in China. The Group will stress the parallel development of oil and gas exploration and implement projects to meet the demands during the period of peak growth of reserves. The Group will endeavour to discover sizeable and high quality reserves. The Group will ensure steady output in mature oilfields on the one hand, and push forward with recovery of mature oilfields at a steady pace and overall development of new oilfields effectively on the other hand. The Group will aim to maintain steady growth in domestic crude oil output at 100 million tons. The Group will view natural gas construction as strategic and growth-oriented operation. The Group will place great emphasis on key gas regions, increase production capacity at a quicker pace in order to meet the rapid growth of natural gas output.

     In respect of refining and petrochemicals, the Group will speed up the modification of the strategic structure of its refinery and petrochemical business to expedite and facilitate the construction of world-class scale refinery and petrochemical bases and develop the refining and petrochemicals business efficiently. The Group will strive to improve the product quality and modify the structure of refined products with a view to continually increase its competitiveness.

     In respect of the sale of refined products, the Group will place greater emphasis in building up a modernised sales and distribution system to further improve the refined products sales and distribution network. Efforts will be made to explore profitable markets. The Group will speed up the construction of the storage facilities for retail use and commercial use, thereby creating a regional hub for storage for retail use and a sales and distribution network at provincial, regional and municipal levels. Increasing efforts will be made to achieve overall balance in resources allocation, optimisation and utilisation of resources in order to ensure supply of refined products in the domestic market and realise maximum returns on the refined products.

     In respect of natural gas and pipeline, sales of natural gas are expected to maintain its rapid growth. The Group will continue to speed up the domestic trunk pipeline network and improve storage and transportation facilities. A nationwide pipeline network and supply system characterised by flexible despatch priority and stable supply will be established. Upon completion of the construction of a number of key pipelines, the capability of the Company to ensure oil and gas supply will be enhanced, and the foundation for the business development of the Company will become more solid.

     In respect of international operations, the Group will continue to speed up development and endeavour to enlarge business scale. The Group will continue to leverage on the existing resources with a view to ensure steady production in the developed oilfields, and at the same time, expedite the development of new projects in an attempt to increase reserves and production from new oil fields. The Group aims to boost its international operations, increase its international trading and improve the standard of its operations so as to meet the international standards.

2008 INTERIM REPORT                                                           27

2.   UTILISATION OF PROCEEDS FROM FUND RAISING

------------------------------------------------------------------------------------------------------------------------------------
                          In October 2007, the Company       TOTAL AMOUNT OF
                          issued 4 billion A shares. The     PROCEEDS USED
TOTAL AMOUNT OF           total proceeds and net proceeds    DURING THE           RMB4,742 million
PROCEEDS                  from such issuance were            REPORTING PERIOD
                          RMB66,800 million and              -----------------------------------------------------------------------
                          RMB66,243 million respectively.    ACCUMULATED AMOUNT
                                                             OF PROCEEDS USED     RMB47,159 million
------------------------------------------------------------------------------------------------------------------------------------
                            PROPOSED
COMMITTED PROJECT         INVESTMENT       MODIFICATION                  ACTUAL   REALISED RETURN     PROGRESS AS    ESTIMATED
                                (RMB      OF THE PROJECT             INVESTMENT     ON INVESTMENT       PLANNED      RETURN ON
                            MILLION)                              (RMB MILLION)                                      INVESTMENT
------------------------------------------------------------------------------------------------------------------------------------
Project to increase the                                                           To be confirmed                    To be confirmed
crude oil production                                                      4,342   only upon               Yes        only upon
capacity of Changqing          6,840           No                                 commissioning                      commissioning
Oilfield
------------------------------------------------------------------------------------------------------------------------------------
Project to increase the                                                           To be confirmed                    To be confirmed
crude oil production           5,930           No                         2,235   only upon               Yes        only upon
capacity of Daqing                                                                commissioning                      commissioning
Oilfield
------------------------------------------------------------------------------------------------------------------------------------
Project to increase the                                                           To be confirmed                    To be confirmed
crude oil production           1,500           No                           495   only upon               Yes        only upon
capacity of Jidong                                                                commissioning                      commissioning
Oilfield
------------------------------------------------------------------------------------------------------------------------------------
Dushanzi Petrochemical's
projects - processing
and refining sulphur-                                                             To be confirmed                    To be confirmed
bearing crude oil             17,500           No                        11,416   only upon               Yes        only upon
imported from Kazakhstan                                                          commissioning                      commissioning
and ethylene technology
development projects
------------------------------------------------------------------------------------------------------------------------------------
Daqing Petrochemical
1.2 million tons/year                                                             To be confirmed         Yes        To be confirmed
ethylene redevelopment         6,000           No                           197   only upon                          only upon
and expansion project                                                             commissioning                      commissioning
------------------------------------------------------------------------------------------------------------------------------------
Total                         37,770                                     18,685                        -             -
------------------------------------------------------------------------------------------------------------------------------------
Projects not progressing
as planned and not        -
achieving estimated
return
------------------------------------------------------------------------------------------------------------------------------------
Projects modified and
modification procedures   -
------------------------------------------------------------------------------------------------------------------------------------
Application and status    The unutilised portion of the net proceeds from the A share issuance has been deposited into the
of unused proceeds        designated bank accounts maintained by the Company.
------------------------------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           28

PROJECTS NOT FUNDED BY PROCEEDS FROM FUND RAISING
                                                               Unit: RMB Million


-------------------------------------------------------------------------------------------------------------
                                       TOTAL PROJECT
NAME OF PROJECT                               AMOUNT   PROGRESS OF PROJECT               PROJECT RETURN
-------------------------------------------------------------------------------------------------------------
Dalian Petrochemical technological
development project - processing 20           10,789   Commissioning commenced in        To be confirmed only
million tons of imported                               early August 2008.                upon commissioning
sulphur-bearing crude oil per year
-------------------------------------------------------------------------------------------------------------
Guangxi Petrochemical project                          Installation of preliminary
refining 10 million tons of crude             15,166   parts has been completed and      To be confirmed only
oil per year                                           construction has commenced.       upon commissioning
-------------------------------------------------------------------------------------------------------------
Sichuan Petrochemical project with                     Preliminary work of the project
an ethylene output of 0.8 million             21,019   has been completed and ordering   To be confirmed only
tons per year                                          of equipment has commenced.       upon commissioning
-------------------------------------------------------------------------------------------------------------
Fushun Petrochemical one million                       Preliminary work of the project
tons per year ethylene technology             12,524   has been completed and ordering   To be confirmed only
development project                                    of equipment has commenced.       upon commissioning
-------------------------------------------------------------------------------------------------------------
                                                       Installation of preliminary
Lanzhou-Zhengzhou-Changsha Refined            11,429   parts has been completed and      To be confirmed only
Oil Pipeline                                           construction has commenced.       upon commissioning
-------------------------------------------------------------------------------------------------------------
Total                                         70,927   -
-------------------------------------------------------------------------------------------------------------



                                                           By order of the Board
                                                      PetroChina Company Limited
                                                                    Jiang Jiemin
                                                                        Chairman
                                                                    Beijing, PRC
                                                                 August 27, 2008

2008 INTERIM REPORT                                                           29

SIGNIFICANT EVENTS


1. GOVERNANCE OF THE COMPANY

     During the reporting period, the Company has been operating in accordance with domestic and overseas regulatory requirements and continuously enhanced the level of its corporate governance. The members of the fourth session of the Board and the Supervisory Committee were elected and members of the senior management have been appointed. The Company has further amended the Articles of Association of the Company (the "Articles of Association"); adopted the Rules and Procedures of the Shareholders' General Meeting of the Company, the Rules and Procedures of the Board of the Company and Regulations on the Information Disclosure of the Company; revised the Rules of Organisation and Procedures of the Supervisory Committee and related rules and regulations. Through the co-ordination and checks and balances between the Shareholders' General Meeting, the Board and the respective specialised committees, the Supervisory Committee and the management led by the President of the Company together with the effective operations of the internal control systems, the internal management operations of the Company have been standardised and the level of its corporate governance has been further enhanced.


2. COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

     The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Rules Government the Listing of Securities on the Hong Kong Stock Exchange (the "Hong Kong Listing Rules") applicable during the six months ended June 30, 2008, except that from May 20, 2007 to May 16, 2008, the roles of the Chairman and the President of the Company were concurrently held by Mr Jiang Jiemin. On May 16, 2008, the First Meeting of the Fourth Session of the Board was convened at which Mr Jiang Jiemin resigned as the President of the Company and Mr Zhou Jiping was appointed as the President of the Company with immediate effect. Thereafter, the roles of the Chairman and the President of the Company are held by separate individuals and thereby the Company complies with the relevant requirement under the Code on Corporate Governance Practices.


3. AMENDMENT TO ARTICLES OF ASSOCIATION

     On May 15, 2008, the Company convened the annual general meeting of the Company for 2007 approving the proposed amendments to the Articles of Association. Details of the amendments have been set out in the circular to the shareholders of H shares dated March 28, 2008 and the meeting materials in respect of the annual general meeting of the Company published on the website of the Shanghai Stock Exchange (www.sse.com.cn) on May 9, 2008.

2008 INTERIM REPORT                                                           30

     4. DECLARATION OF FINAL DIVIDENDS FOR THE YEAR ENDED DECEMBER 31, 2007 AND INTERIM DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND CLOSURE OF REGISTER OF MEMBERS

     (1) DECLARATION OF FINAL DIVIDENDS FOR THE YEAR ENDED DECEMBER 31, 2007

     Final dividends attributable to equity holders of the Company in respect of 2007 of RMB0.156859 per share (inclusive of tax) amounting to a total of RMB28,708 million were approved by the shareholders at the annual general meeting of the Company on May 15, 2008 and accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2008, and were paid on June 13, 2008.

     (2) INTERIM DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND CLOSURE OF REGISTER OF MEMBERS

     The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2008 at the shareholders meeting held on May 15, 2008. The Board has resolved to pay an interim dividend of RMB0.131827 per share (inclusive of tax) for the six months ended June 30, 2008 on the basis of 45% of the profit attributable to equity holders of the Company for the period. The interim dividend will be paid to equity holders whose names appear on the register of members of the Company at the close of business on September 18, 2008. The register of members of H shares will be closed from September 11, 2008 to September 18, 2008 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on September 10, 2008. Equity holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 18, 2008 will be eligible for the interim dividends.

     In accordance with the relevant provisions of the Company's Articles of Association, dividends payable to the Company's equity holders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated at the rate of HK$1.00 equals to RMB0.87685 which was the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividends by the Board of Directors on August 27, 2008. Accordingly, the dividends payable for each H share of the Company will be HK$0.150342 (inclusive of tax).


5. IMPLEMENTATION OF STOCK OPTION PLANS DURING THE REPORTING PERIOD

     The Company has adopted a share-based compensation scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective upon the listing of the H shares of the Company on April 7, 2000. Directors, Supervisors and senior executives of the Company are eligible for the scheme and the rights granted thereunder can be exercised from April 8, 2003 to April 7, 2008. The exercise price is the price of the H share as at the initial public offering, being HK$1.28 per share. As at April 7, 2008 (being the expiry date of the exercise of the share appreciation rights), none of the holders of the share appreciation rights exercised their rights. The Company therefore derecognised the liability previously accrued of RMB1,400 million in the financial statements of the Group for the six months ended June 30, 2008.

2008 INTERIM REPORT                                                           31

6. MATERIAL LITIGATION AND ARBITRATION EVENTS

     The Company was not involved in any material litigation or arbitration during the reporting period.


7. EXTERNAL INVESTMENTS

     (1) During the reporting period, no disclosure is required to be made in respect of the shareholding of the Company in other listed companies.

     (2) During the reporting period, no disclosure is required to be made in respect of the shareholding of the Company in commercial banks, securities companies, insurance companies, trust companies, future companies and other financial corporations.


8. ACQUISITION, SALE OF ASSETS AND RESTRUCTURING OF ASSETS

----------------------------------------------------------------------------------------------------------------------------
                                                       NET PROFIT           NET PROFIT
                                                   CONTRIBUTED TO THE    CONTRIBUTED TO THE                     WHETHER
 COUNTERPARTY                                        GROUP SINCE THE      GROUP FROM THE       WHETHER       OWNERSHIP OF
  AND ASSETS           DATE OF      ACQUISITION       DATE OF THE        BEGINNING OF THE     CONSTITUTE      THE RELEVANT
   ACQUIRED          ACQUISITION      PRICE        ACQUISITION TO THE     YEAR TO THE END OF   CONNECTED    ASSETS HAS BEEN
                                                        END OF THE         THE REPORTING      TRANSACTION       FULLY
                                                    REPORTING PERIOD          PERIOD                         TRANSFERRED
----------------------------------------------------------------------------------------------------------------------------
 Acquisition from
   CNPC of the
   assets and
 operations of       June 10, 2008   RMB1,004        Not applicable       Not applicable      Yes, based on       No
  the refined                         million                                                   valuation
   products
   marketing
operations and
    assets
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                          WHETHER
                        CONTRACTUAL
                         RIGHTS AND
                        OBLIGATIONS
                      HAVE BEEN FULLY
                        TRANSFERRED
----------------------------------------------------------------------------------------------------------------------------
 Acquisition from
   CNPC of the
   assets and
 operations of             No
  the refined
   products
   marketing
operations and
    assets
----------------------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           32

     The above transaction did not have any impact on the continuity of the Group's operation and management and is advantageous to the future financial position and operating results of the Group. Details of the transaction were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on June 10, 2008.


9. PROPOSAL TO ISSUE DOMESTIC CORPORATE BONDS

     In order to satisfy the operations needs of the Company, on June 10, 2008, the Board resolved to issue domestic corporate bonds with an aggregate principal amount of not more than RMB60 billion in one or more tranches. The proposal was approved at the extraordinary general meeting of the Company held on July 31, 2008.


10. MATERIAL CONNECTED TRANSACTIONS

     (1) ONE-OFF CONNECTED TRANSACTIONS

     1) Acquisition of the inspection and maintenance services in relation to the refining and chemical operations in Northeast China

     On April 28, 2008, the Company entered into an acquisition agreement with CNPC pursuant to which the Company has agreed to acquire the assets relating to the inspection and maintenance services in relation to the refining and chemical operations of six entities in Northeast China. Upon completion of the acquisition agreement, the Company will pay consideration in the sum of RMB43,832,200 to CNPC, representing the value of the net assets of the Northeast China inspection and maintenance operations as at September 30, 2007. The parties will adjust the consideration by reference to the net assets generated by the Northeast China inspection and maintenance operations for the period from October 1, 2007 to April 30, 2008 as shown in the management accounts. CNPC is the controlling shareholder of the Company. Pursuant to the Hong Kong Listing Rules and the Listing Rules of the Shanghai Listing Rules (the "Shanghai Listing Rules"), CNPC is a connected person of the Company and the acquisition constitutes a connected transaction of the Company. Details of the transaction were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on April 28, 2008.

     2) Acquisition of the refined products sales assets and business

     On June 10, 2008, the Company entered into an acquisition agreement with CNPC pursuant to which the Company has agreed to acquire the refined products sales assets and business from CNPC. Upon completion of the acquisition agreement, the Company will pay consideration in the sum of RMB1,004,530,000 to CNPC, representing the value of the net assets of the refined products sales assets and business as at the valuation date of those asset and business. The parties will adjust the consideration by reference to the net assets generated by the refined products sales assets and business for the period from the valuation date to the completion date as shown in the management accounts. CNPC is the controlling shareholder of the Company. Pursuant to the Hong Kong Listing Rules and Shanghai Listing Rules, CNPC is a connected person of the Company and the acquisition constitutes a connected transaction of the Company. Details of the transaction were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on June 10, 2008.

2008 INTERIM REPORT                                                           33

     (2) CONTINUING CONNECTED TRANSACTION

     Pursuant to the provision of the Hong Kong Listing Rules and Shanghai Listing Rules, as at the end of the reporting period, CNPC is directly interested in approximately 86.29% of the total issued share capital of the Company, transactions between the Group and CNPC constitute connected transactions of the Company. The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company sought independent shareholders' approval at the general meeting held on November 8, 2005 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and proposed the new caps for existing continuing connected transactions and the new continuing connected transactions for January 1, 2006 to December 31, 2008. The Company further sought independent shareholders' approval at the general meeting held on November 1, 2006 for a renewal of the caps for the existing continuing connected transactions for January 1, 2006 to December 31, 2008 which were previously approved by shareholders at the general meeting held on November 8, 2005.

     The Group and CNPC will continue to carry out the existing continuing connected transactions referred to in the following agreements:

     1) Comprehensive Products and Services Agreement, First Supplemental Comprehensive Agreement and Second Supplemental Comprehensive Agreement

     2) Land Use Rights Leasing Contract

     3) Buildings Leasing Contract and Buildings Supplementary Leasing Agreement

     4) Intellectual Property Licensing Contracts

     5) Contract for the Transfer of Rights under Production Sharing Contracts

     6) Guarantee of Debts Contract

     Details of the above agreements were set out in the section headed "Connected Transactions" of the 2007 annual report of the Company published on March 20, 2008.

     (3) PERFORMANCE OF THE CONTINUING CONNECTED TRANSACTION DURING THE REPORTING PERIOD

     During the reporting period, in accordance with the CAS, the transaction amounts of the connected transactions incurred between the Group and its connected parties were RMB111,916 million, of which the transaction amounts resulting from the sales of goods and provision of services by the Group to its connected parties amounted to RMB25,472 million, representing 4.64% of the total revenue of the Group, and the transaction amounts resulting from the purchase of goods and provision of services from the connected parties to the Group amounted to RMB86,444 million, representing 18.62% of the operating costs of the Group. The amounts provided by the Group to connected parties (associate companies) amounted to RMB366 million and the balance of the amounts provided by the connected parties to the Group amounted to RMB25,131 million.

     (4) DETAILS OF THE CONNECTED TRANSACTIONS DURING THE REPORTING PERIOD HAVE BEEN SET OUT IN NOTE 9 TO THE FINANCIAL STATEMENTS OF THE GROUP PREPARED UNDER CAS AND NOTE 21 TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS OF THE GROUP PREPARED UNDER IFRS.


11. MATERIAL CONTRACTS AND PERFORMANCE

     (1) DURING THE REPORTING PERIOD, THERE IS NO ARRANGEMENT FOR ENTRUSTMENT, CONTRACTING OR HIRING OF OTHER COMPANIES' ASSETS THAT WOULD ACCOUNT FOR MORE THAN 10% (INCLUDING 10%) OF THE ANNUAL PROFIT OF THE COMPANY IN THE RESPECTIVE YEAR.

2008 INTERIM REPORT                                                           34

     (2) MATERIAL GUARANTEE

     At June 30, 2008, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited ("CP Finance", a subsidiary of CNPC) as follows:

                                                                                              Unit: RMB Million
---------------------------------------------------------------------------------------------------------------
        EXTERNAL GUARANTEES PROVIDED BY THE COMPANY (EXCLUDING GUARANTEES PROVIDED TO SUBSIDIARIES)
---------------------------------------------------------------------------------------------------------------
                      DATE OF                                                                        WHETHER
GUARANTEE PROVIDED    OCCURRENCE                                                                   CONSTITUTED
TO                    (DATE OF         GUARANTEE    TYPE OF GUARANTEE    PERIOD OF     WHETHER     GUARANTEE TO
                      EXECUTION OF      AMOUNT                           GUARANTEE    GUARANTEE     CONNECTED
                      AGREEMENT)                                                       EXPIRED        PARTY
                                                                                                   (YES OR NO)
---------------------------------------------------------------------------------------------------------------
Huahai Petroleum
Transportation and                                  Joint and several
Marketing Company     July 12, 2000       14        liabilities          10 years         No            No
Limited*
---------------------------------------------------------------------------------------------------------------
Huahai Petroleum
Transportation and    September 24,                 Joint and several
Marketing Company     2001                37        liabilities          11 years         No            No
Limited*
---------------------------------------------------------------------------------------------------------------
Jinzhou Jinglian
Lubricant             October 21,                   Joint and several
Addicatives           2003                18        liabilities          5 years          No            No
Company Limited*
---------------------------------------------------------------------------------------------------------------
Total amount of guarantees incurred during the reporting period          0
---------------------------------------------------------------------------------------------------------------
Total amount of guarantees as at the end of the reporting period         69
---------------------------------------------------------------------------------------------------------------
           TOTAL AMOUNT OF GUARANTEES BY THE COMPANY (INCLUDING GUARANTEE PROVIDED FOR SUBSIDIARIES)
---------------------------------------------------------------------------------------------------------------
Total amount of guarantees                                               69
---------------------------------------------------------------------------------------------------------------
Ratio of total amount of guarantees to the net assets of the Company     0.009%
---------------------------------------------------------------------------------------------------------------
of which:
---------------------------------------------------------------------------------------------------------------
Amount of guarantee provided for shareholders, ultimate
controller and their respective related parties                          -
---------------------------------------------------------------------------------------------------------------
Amount of guarantee provided directly or indirectly for entities with
liabilities to assets ratio exceeding 70%                                -
---------------------------------------------------------------------------------------------------------------
Amount of guarantee exceeding 50% of the total net asset                 -
---------------------------------------------------------------------------------------------------------------
Aggregate amount of the above three types of guarantees                  -
---------------------------------------------------------------------------------------------------------------

* for identification only

2008 INTERIM REPORT                                                           35

     (3) THE COMPANY DID NOT ENTRUST ANY OTHER PERSON TO CARRY OUT MONEY MANAGEMENT DURING THE REPORTING PERIOD NOR WERE THERE ANY SUCH ENTRUSTMENT THAT WAS EXTENDED FROM PRIOR PERIOD TO THE REPORTING PERIOD.

     (4) OTHER MATERIAL CONTRACTS

     Save as disclosed in this interim report, during the reporting period, the Company did not enter into any material contract which requires disclosure.


12.  PERFORMANCE OF COMMITMENTS

     Specific undertakings made by CNPC, the controlling shareholder of the Company, as at the end of the reporting period includes:

     (1) According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.

     (2) According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with or lead to competition with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.

     (3) That for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.

The above undertakings have been performed in accordance with the manner as disclosed in the section headed "Performance of Commitments" of the 2007 annual report of the Company and the performance of the above undertakings have not been affected.


13.  ENGAGEMENT AND DISENGAGEMENT OF FIRM OF ACCOUNTANTS

     The Company has, at the annual general meeting of the Company held on May 15, 2008, approved the continuation of appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the domestic auditors of the Company and PricewaterhouseCoopers as the international auditors of the Company and authorised the Board to fix their remuneration. The interim financial reports prepared under CAS have been audited by PricewaterhouseCoopers Zhong Tian CPAs Company Limited, the signing certified public accountants of PricewaterhouseCoopers Zhong Tian CPAs Company Limited are Feng Heping and Zhang Liwen.

2008 INTERIM REPORT                                                           36

14. PENALTIES ON THE COMPANY AND ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER AND REMEDIES THERETO

     During the reporting period, none of the Directors, Supervisors, senior management, controlling shareholders or de facto controllers were subject to any investigation by the China Securities Regulatory Commission, nor was there any administrative penalty, denial of participation in the securities market or deemed unsuitable to act as directors thereby.


15.  REPURCHASE, SALE OR REDEMPTION OF SECURITIES

     The Company and its subsidiaries did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the six months ended June 30, 2008.


16.  INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

     As at June 30, 2008, save as disclosed herein, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.


17. COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

     The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Hong Kong Listing Rules in respect of dealing of the Company's shares by its directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code.


18.  AUDIT COMMITTEE

     The audit committee of the Company formed pursuant to Appendix 14 to the Hong Kong Listing Rules comprises Mr Franco Bernabe, Mr Chee-Chen Tung, Mr Cui Junhui and Mr Wang Guoliang. The main responsibilities of the audit committee are the review and monitoring of the financial reporting and the internal control mechanism of the Group and giving advice to the Board of Directors.

     The audit committee of the Company has reviewed and confirmed the interim results announcement and the interim report for the six months ended June 30, 2008.

2008 INTERIM REPORT                                                           37

19.  QUALIFIED ACCOUNTANT

     In an announcement dated October 18, 2004, the Company announced that it had not been able to find a suitable accountant with professional accounting qualifications recognised to assume the position of qualified accountant as required under Rule 3.24 of the Hong Kong Listing Rules by September 30, 2004. The Company is still in the process of identifying suitable candidates with professional accounting qualifications to assist the Chief Financial Officer to oversee the compliance by the Company of the financial reporting and other related accounting matters. However, despite numerous attempts to find such a candidate, given the importance of the role and the function of the qualified accountant, the Company has still not been able to find a suitable candidate that meets all the requirements in Rule 3.24 of the Hong Kong Listing Rules. The Company is trying its best to identify a candidate with the appropriate qualifications, experience and understanding of the oil and gas industry to act as the joint qualified accountant to assist the Chief Financial Officer of the Company to carry out his duties. The Company will make an application for a 3-year waiver to the Hong Kong Stock Exchange when it has identified the joint qualified accountant.


20.  OTHER SIGNIFICANT EVENTS

     (1) In April 2008, the Company was notified by the Ministry of Finance of the PRC that in order to ensure supply of crude oil and refined products in the market, financial support measures would be provided to the Company. During the reporting period, the Company recognised governmental grants in the amount of RMB4,573 million.

     (2) On May 12, 2008, an earthquake with a magnitude of 8.0 on the Richter scale struck Wenchuan area of Sichuan Province of the PRC. As a result of the Company's well-established production facilities and effective contingency plans, the earthquake did not have material adverse effect on the production and operations of the Company.

     (3) On June 20, 2008, the PRC Government adjusted the prices of refined products in the domestic market, raising the ex-factory prices of gasoline and diesel by RMB1,000 per ton and the ex-factory prices of aviation fuel by RMB1,500 per ton, representing an increase of the ex-factory prices of gasoline, diesel and aviation fuel by 18.2%, 19.7% and 25.2% respectively.


21.  DISCLOSURE OF OTHER INFORMATION

     Save as disclosed above, there have been no material changes from the information disclosed in the annual report of the Group for the year ended December 31, 2007 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Hong Kong Listing Rules.

2008 INTERIM REPORT                                                           38

22.  INDEX OF INFORMATION DISCLOSURE

-------------------------------------------------------------------------------------------------------------
MATTER                                       WEBSITE/NAME OF NEWSPAPER              DATE OF PUBLICATION /
                                                                                           RELEASE
-------------------------------------------------------------------------------------------------------------
                                             Website of the Hong Kong Stock            January 31, 2008
Announcement on the Circulation of A Shares  Exchange
Placed Offline (Lock-up period of 3 months)  ----------------------------------------------------------------
                                             China Securities Journal, Shanghai        February 1, 2008
                                             Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Announcement on the Date of Board Meeting    Website of the Hong Kong Stock             March 6, 2008
                                             Exchange
-------------------------------------------------------------------------------------------------------------
                                             Website of the Hong Kong Stock
Announcement on the delay in publication of  Exchange, China Securities Journal,
results announcement                         Shanghai Securities News and               March 19, 2008
                                             Securities Times
-------------------------------------------------------------------------------------------------------------
Results announcement for the year ended      Website of the Hong Kong Stock             March 19, 2008
December 31, 2007                            Exchange
-------------------------------------------------------------------------------------------------------------
Announcement of the Resolutions Passed at
the Seventh Meeting of the Third Session of  China Securities Journal, Shanghai         March 20, 2008
the Supervisory Committee                    Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Announcement of the Resolutions Passed at
the Tenth Meeting of the Third Session of    China Securities Journal, Shanghai         March 20, 2008
the Board                                    Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Summary of Annual Report                     China Securities Journal, Shanghai         March 20, 2008
                                             Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Circular to shareholders of H share on the
proposed amendment to the Articles of
Association, general mandate to issue
shares, proposed adoption of procedural      Website of the Hong Kong Stock             March 28, 2008
rules and proposed re-election and           Exchange
appointment of directors and supervisors,
reply slip and proxy form
-------------------------------------------------------------------------------------------------------------
                                             Website of the Hong Kong Stock
Notice of 2007 Annual General Meeting        Exchange, China Securities Journal,
                                             Shanghai Securities News and               March 28, 2008
                                             Securities Times
-------------------------------------------------------------------------------------------------------------
Annual Report for 2007                       Website of the Hong Kong Stock             April 15, 2008
                                             Exchange
-------------------------------------------------------------------------------------------------------------
Announcement on the Date of Board Meeting    Website of the Hong Kong Stock             April 16, 2008
                                             Exchange
-------------------------------------------------------------------------------------------------------------
                                             Website of the Hong Kong Stock
Supplemental Notice of 2007 Annual General   Exchange, China Securities Journal,
Meeting, Supplemental proxy form             Shanghai Securities News and               April 17, 2008
                                             Securities Times
-------------------------------------------------------------------------------------------------------------
                                             Website of the Hong Kong Stock             April 20, 2008
                                             Exchange
Announcement on Financial Support Measures
by the State to Ensure Supply of Crude Oil   ----------------------------------------------------------------
and Refined Products                         China Securities Journal, Shanghai         April 21, 2008
                                             Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Announcement on Connected Transaction        Website of the Hong Kong Stock             April 28, 2008
                                             Exchange
-------------------------------------------------------------------------------------------------------------
                                             Website of the Hong Kong Stock             April 28, 2008
                                             Exchange
First Quarterly Report for 2008              ----------------------------------------------------------------
                                             China Securities Journal, Shanghai         April 29, 2008
                                             Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Announcement on the Resolutions Passed at    China Securities Journal, Shanghai         April 29, 2008
the Meeting of the Board                     Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Announcement on the demise of director/      Website of the Hong Kong Stock              May 15, 2008
Change of directors and supervisors          Exchange
-------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           39

-------------------------------------------------------------------------------------------------------------
MATTER                                       WEBSITE/NAME OF NEWSPAPER              DATE OF PUBLICATION /
                                                                                           RELEASE
-------------------------------------------------------------------------------------------------------------
                                             Website of the Hong Kong Stock              May 15, 2008
                                             Exchange
Announcement on the Poll Results of the 2007
Annual General Meeting and Payment of        ----------------------------------------------------------------
Dividends                                    China Securities Journal, Shanghai          May 16, 2008
                                             Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Announcement on the Appointment of Chairman, Website of the Hong Kong Stock              May 16, 2008
Vice-Chairman and Senior Management          Exchange
-------------------------------------------------------------------------------------------------------------
Announcement on the Election of the
Employees Supervisors at the Fourth Session  China Securities Journal, Shanghai          May 16, 2008
of the Supervisory Committee                 Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Announcement on the Resolutions Passed at
the First Meeting of the Fourth Session of   China Securities Journal, Shanghai          May 17, 2008
the Board                                    Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Announcement on the Resolutions Passed at
the First Meeting of the Fourth Session of   China Securities Journal, Shanghai          May 17, 2008
the Supervisory Committee                    Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
                                             Website of the Hong Kong Stock              May 20, 2008
                                             Exchange
Announcement on the Impact of Earthquake in  ----------------------------------------------------------------
Sichuan Province on the Company              China Securities Journal, Shanghai          May 21, 2008
                                             Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Announcement on the Declaration of Final     China Securities Journal, Shanghai          May 23, 2008
Dividends for 2007 to shareholders of A      Securities News and Securities Times
shares
-------------------------------------------------------------------------------------------------------------
Announcement on Connected Transaction -
Acquisition of Refined Products Sales Assets Website of the Hong Kong Stock             June 11, 2008
and Business                                 Exchange
-------------------------------------------------------------------------------------------------------------
Announcement on the Proposed Issue of        Website of the Hong Kong Stock             June 11, 2008
Domestic Corporate Bonds in the PRC          Exchange
-------------------------------------------------------------------------------------------------------------
Announcement on the Resolutions Passed at    China Securities Journal, Shanghai         June 11, 2008
the Meeting of the Board                     Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Circular to shareholders of H shares on the
Proposed Issue of Domestic Corporate Bonds   Website of the Hong Kong Stock             June 11, 2008
in the PRC, proxy form and reply slip        Exchange
-------------------------------------------------------------------------------------------------------------
                                             Website of the Hong Kong Stock
                                             Exchange, China Securities Journal,
Notice of Extraordinary General Meeting      Shanghai Securities News and               June 12, 2008
                                             Securities Times
-------------------------------------------------------------------------------------------------------------
                                             Website of the Hong Kong Stock             July 31, 2008
                                             Exchange
Announcement on the Poll Results of          ----------------------------------------------------------------
Extraordinary General Meeting                China Securities Journal, Shanghai         August 1, 2008
                                             Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------
Announcement on the Resolutions Passed at    China Securities Journal, Shanghai        August 26, 2008
the Meeting of the Board                     Securities News and Securities Times
-------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           40

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. ELECTION OF MEMBERS OF THE FOURTH SESSION OF BOARD OF DIRECTORS, MEMBERS OF THE FOURTH SESSION OF SUPERVISORY COMMITTEE AND APPOINTMENT OF SENIOR MANAGEMENT AND CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     In the first half of 2008, the term of the third session of Board of Directors and the third session of Supervisory Committee expired. On May 15, 2008, the Company held the annual general meeting for 2007 at which members of the fourth session of Board of Directors and shareholder representative Supervisors of the fourth session of Supervisory Committee were elected. At the same time, the employees of the Company elected Mr Wang Yawei, Mr Qin Gang and Ms Wang Shali as employee representative Supervisors of the fourth session of Supervisory Committee who formed the fourth session of Supervisory Committee with the shareholder representative Supervisors.

     The new session of Board of Directors shall comprise 14 members. Amongst the members of the last session of Board of Directors, apart from Mr Zheng Hu and Mr Gong Huazhang who retired from their offices due to reaching retirement age and Mr Duan Wende who passed away due to illness, all other Directors of the Company were re-elected to be the members of the new session of Board of Directors. In addition, there shall be six more Directors in the new session of the Board of Directors (namely Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Li Yongwu and Mr Cui Junhui), of whom Mr Li Yongwu and Mr Cui Junhui shall be appointed independent non-executive Directors of the Company.

     The new session of Supervisory Committee shall comprise 9 members. Amongst the members of the last session of Supervisory Committee, apart from Mr Zhang Jinzhu who retired from his office due to reaching retirement age and Mr Wang Fucheng and Mr Li Yongwu who resigned from their office as Supervisors before their commencing their office as Directors of the Company, all other Supervisors of the Company were re-elected to be the members of the new session of Supervisory Committee. In addition, there shall be five more members in the new session of Supervisor Committee (namely Mr Chen Ming, Mr Yu Yibo, Mr Wang Yawei, Ms Wang Shali and Mr Li Yuan), in which Mr Wang Yawei and Ms Wang Shali shall be the employee representative Supervisors and Mr Li Yuan shall be an independent supervisor of the Company.

2008 INTERIM REPORT                                                           41

     On May 16, 2008, the Company held the first meeting of the fourth session of Board of Directors, at which Mr Jiang Jiemin was elected to be the Chairman of the Board of Directors of the Company and Mr Zhou Jiping be the Vice Chairman of the Board of Directors of the Company. Mr Zhou Jiping was also appointed as the President of the Company. Mr Zhao Zhengzhang was appointed to be the Vice President of the Company. Mr Wang Daofu was appointed to be the Chief Geologist of the Company. Mr Huang Weihe was appointed to be the Chief Engineer of the Company.

     In the afternoon of May 15, 2008, the Company held the first meeting of the fourth session of Supervisory Committee, at which Mr Chen Ming was elected to be the Chairman of the fourth session of Supervisory Committee of the Company.

2. BASIC PARTICULARS OF THE CURRENT DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

     Directors


-------------------------------------------------------------------------------------------------------------
NAME                                 GENDER               AGE        POSITION
-------------------------------------------------------------------------------------------------------------
Jiang Jiemin                          Male                 52        Chairman of the Board of Directors
-------------------------------------------------------------------------------------------------------------
Zhou Jiping                           Male                 56        Vice Chairman, President
-------------------------------------------------------------------------------------------------------------
Wang Yilin                            Male                 51        Non-executive Director
-------------------------------------------------------------------------------------------------------------
Zeng Yukang                           Male                 57        Non-executive Director
-------------------------------------------------------------------------------------------------------------
Wang Fucheng                          Male                 58        Non-executive Director
-------------------------------------------------------------------------------------------------------------
Li Xinhua                             Male                 55        Non-executive Director
-------------------------------------------------------------------------------------------------------------
Liao Yongyuan                         Male                 45        Executive Director, Vice President
-------------------------------------------------------------------------------------------------------------
Wang Guoliang                         Male                 55        Non-executive Director
-------------------------------------------------------------------------------------------------------------
Jiang Fan                             Male                 45        Non-executive Director
-------------------------------------------------------------------------------------------------------------
Chee-Chen Tung                        Male                 65        Independent Non-executive Director
-------------------------------------------------------------------------------------------------------------
Liu Hongru                            Male                 77        Independent Non-executive Director
-------------------------------------------------------------------------------------------------------------
Franco Bernabe                        Male                 59        Independent Non-executive Director
-------------------------------------------------------------------------------------------------------------
Li Yongwu                             Male                 64        Independent Non-executive Director
-------------------------------------------------------------------------------------------------------------
Cui Junhui                            Male                 62        Independent Non-executive Director
-------------------------------------------------------------------------------------------------------------

     Supervisors


-------------------------------------------------------------------------------------------------------------
NAME                                 GENDER               AGE        POSITION
-------------------------------------------------------------------------------------------------------------
Chen Ming                             Male                 57        Chairman of the Supervisory Committee
-------------------------------------------------------------------------------------------------------------
Wen Qingshan                          Male                 49        Supervisor
-------------------------------------------------------------------------------------------------------------
Sun Xianfeng                          Male                 55        Supervisor
-------------------------------------------------------------------------------------------------------------
Yu Yibo                               Male                 44        Supervisor
-------------------------------------------------------------------------------------------------------------
Wang Yawei                            Male                 53        Employee Supervisor
-------------------------------------------------------------------------------------------------------------
Qin Gang                              Male                 54        Employee Supervisor
-------------------------------------------------------------------------------------------------------------
Wang Shali                           Female                53        Employee Supervisor
-------------------------------------------------------------------------------------------------------------
Wu Zhipan                             Male                 51        Independent Supervisor
-------------------------------------------------------------------------------------------------------------
Li Yuan                               Male                 61        Independent Supervisor
-------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           42

     Particulars of other Senior Management


-------------------------------------------------------------------------------------------------------------
NAME                                 GENDER               AGE        POSITION
-------------------------------------------------------------------------------------------------------------
Sun Longde                            Male                 46        Vice President
-------------------------------------------------------------------------------------------------------------
Shen Diancheng                        Male                 49        Vice President
-------------------------------------------------------------------------------------------------------------
Liu Hongbin                           Male                 45        Vice President
-------------------------------------------------------------------------------------------------------------
Zhou Mingchun                         Male                 41        Chief Financial Officer
-------------------------------------------------------------------------------------------------------------
Li Hualin                             Male                 45        Vice President
-------------------------------------------------------------------------------------------------------------
Zhao Zhengzhang                       Male                 51        Vice President
-------------------------------------------------------------------------------------------------------------
Lin Aiguo                             Male                 50        Chief Engineer
-------------------------------------------------------------------------------------------------------------
Wang Daofu                            Male                 52        Chief Geologist
-------------------------------------------------------------------------------------------------------------
Huang Weihe                           Male                 50        Chief Engineer
-------------------------------------------------------------------------------------------------------------
Li Huaiqi                             Male                 59        Secretary to the Board of Directors
-------------------------------------------------------------------------------------------------------------

     Information on the Changes in the Shareholding in the Company Held by the Directors, Supervisors and Senior Management



                                                                                                    Unit: Share
---------------------------------------------------------------------------------------------------------------
                                          NUMBER OF                                      NUMBER OF
                                      SHARES IN THE                                  SHARES IN THE
                                       COMPANY HELD   INCREASE IN                     COMPANY HELD
                                          AS AT THE    THE NUMBER      DECREASE IN       AS AT THE
                                       BEGINNING OF     OF SHARES    THE NUMBER OF      END OF THE
                          NATURE OF   THE REPORTING   HELD IN THE   SHARES HELD IN       REPORTING   REASON FOR
NAME          POSITION     SHARES            PERIOD       COMPANY      THE COMPANY          PERIOD   THE CHANGE
---------------------------------------------------------------------------------------------------------------
Yu Yibo      Supervisor    A shares          56,500             -                -       56,500               -
---------------------------------------------------------------------------------------------------------------
                           A shares           7,000             -                -        7,000               -
Wang Shali   Supervisor   -------------------------------------------------------------------------------------
                           H shares          18,000             -                -       18,000               -
---------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           43

(PRICEWATERHOUSECOOPERS LOGO)
--------------------------------------------------------------------------------
                                              PricewaterhouseCoopers Zhong Tian
                                              CPAs Limited Company
                                              11/F PricewaterhouseCoopers Centre
                                              202 Hu Bin Road
                                              Shanghai 200021
                                              P.R.C
                                              Tel:+86 (21) 2323 8888
                                              Fax:+86 (21) 2323 8800


                             REPORT OF THE AUDITORS

                                                 PWC ZT SHEN ZI (2008) NO. 10056
                                                                      (PAGE 1/2)

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED:
     We have audited the accompanying financial statements of PetroChina Company Limited (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated and company balance sheets as at June 30, 2008, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in equity for the six months ended June 30, 2008 and notes to these financial statements.


1. MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

     Management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises. This responsibility includes:

     (i)Designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error;

     (ii)Selecting and applying appropriate accounting policies; and

     (iii)Making accounting estimates that are reasonable in the circumstances.


2. AUDITOR'S RESPONSIBILITY

     Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Auditing Standards for Certified Public Accountants of China. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

2008 INTERIM REPORT                                                           44

                                                 PWC ZT SHEN ZI (2008) NO. 10056
                                                                      (PAGE 2/2)

     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


3. OPINION

     In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company and of the Group as at June 30, 2008, and their financial performance and cash flows for the six months ended June 30, 2008 in accordance with the Accounting Standards for Business Enterprises.





     PricewaterhouseCoopers Zhong       Certified Public
Tian CPAs Limited Company               Accountant          --------------------
                                                                Heping Feng

     Shanghai, the People's Republic    Certified Public
of China, August 27, 2008               Accountant          --------------------
                                                                Liwen Zhang


2008 INTERIM REPORT                                                           45

                           PETROCHINA COMPANY LIMITED
                  CONSOLIDATED AND COMPANY BALANCE SHEETS AS AT
                                  JUNE 30, 2008
              (All amounts in RMB millions unless otherwise stated)

--------------------------------------------------------------------------------------------------------------
                                       JUNE 30, 2008    DECEMBER 31, 2007   JUNE 30, 2008    DECEMBER 31, 2007
                                       -------------    -----------------   -------------    -----------------
ASSETS                        NOTES        THE GROUP            THE GROUP     THE COMPANY          THE COMPANY
--------------------------------------------------------------------------------------------------------------
Current assets
  Cash at bank and on hand     7(1)           74,377               88,589          58,730               78,332
  Notes receivable             7(2)            5,832                4,735           5,628                3,988
  Accounts receivable         7(3a)           27,726               18,419           3,365                2,131
  Advances to suppliers        7(4)           51,042               20,386          40,262               16,086
  Interest receivable                            242                  109             242                  109
  Dividends receivable                            25                   18              85                   85
  Other receivables           7(3b)           16,964               15,444          23,757               24,173
  Inventories                  7(5)           98,560               88,467          80,689               70,284
  Current portion of
   non-current assets                             37                   59              35                   59
  Other current assets                             9                    2               9                    2
                                        ------------    -----------------   -------------   ------------------
Total current assets                         274,814              236,228         212,802              195,249
                                        ------------    -----------------   -------------   -------------------
Non-current assets
  Available-for-sale
   financial assets            7(6)            2,147                2,530           1,098                1,456
  Long-term equity
   investments                 7(7)           26,855               22,686         120,707              104,691
  Fixed assets                 7(8)          239,884              247,803         193,382              199,411
  Oil and gas properties       7(9)          319,957              326,328         228,086              231,921
  Construction in progress    7(11)          134,260              105,634         108,816               85,597
  Construction materials      7(10)            8,681                6,927           6,159                5,455
  Fixed assets pending
   disposal                                      481                  287             481                  282
  Intangible assets           7(12)           20,943               20,022          16,944               16,356
  Goodwill                                       148                    -               -                    -
  Long-term prepaid
   expenses                   7(13)           12,402               12,028          10,365                9,924
  Deferred tax assets        7(26a)           18,288               12,871          12,989                9,048
  Other non-current assets                       536                  748               -                    -
                                        ------------    -----------------   -------------   ------------------
Total non-current assets                     784,582              757,864         699,027              664,141
                                        ------------    -----------------   -------------   ------------------
TOTAL ASSETS                               1,059,396              994,092         911,829              859,390
                                        ============    =================   =============   ==================
--------------------------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these financial statements.




-----------------------   -------------------------   --------------------------
      Chairman                    President             Chief Financial Officer
    Jiang Jiemin                 Zhou Jiping                 Zhou Mingchun

2008 INTERIM REPORT                                                           46

                           PETROCHINA COMPANY LIMITED
             CONSOLIDATED AND COMPANY BALANCE SHEETS AS AT JUNE 30,
                                2008 (CONTINUED)
              (All amounts in RMB millions unless otherwise stated)

------------------------------------------------------------------------------------------------------------
LIABILITIES AND                        JUNE 30, 2008   DECEMBER 31, 2007   JUNE 30, 2008   DECEMBER 31, 2007
SHAREHOLDERS'                          ---------------------------------------------------------------------
EQUITY                         NOTES       THE GROUP           THE GROUP     THE COMPANY         THE COMPANY
------------------------------------------------------------------------------------------------------------
Current liabilities
    Short-term borrowings      7(15)          25,817              18,734          31,224              17,898
    Notes payable              7(16)           1,059               1,143               -                   -
    Accounts payable           7(17)         117,590             104,460          73,848              66,877
    Advances from customers    7(18)          15,177              12,433          12,309              10,443
    Employee compensation
     payable                   7(19)           7,961              11,585           6,768              10,751
    Taxes payable              7(20)          22,262              22,808           5,668              13,793
    Interest payable                             178                 173              86                  61
    Dividends payable                            874                  89               -                   -
    Other payables             7(21)          35,912              17,849          69,696              46,582
    Provisions                 7(22)             560                 715              61                  75
    Current portion of
     non-current liabilities   7(23)          13,440              11,652          11,777               9,029
    Other current liabilities                     12                  13               -                   -
                                       -------------   -----------------   -------------   -----------------
  Total current liabilities                  240,842             201,654         211,437             175,509
                                       -------------   -----------------   -------------   -----------------
Non-current liabilities
    Deferred income                               79                  76              61                  62
    Long-term borrowings       7(24)          31,044              35,305          23,543              29,044
    Debentures payable         7(25)           4,243               4,383           3,500               3,500
    Long-term payables                            57                  57              56                  56
    Grants payable                               743                 774             681                 710
    Provisions                 7(22)          25,966              24,761          16,081              15,307
    Deferred tax
     liabilities              7(26b)          13,550              11,883           7,466               6,598
    Other non-current
     liabilities                                 127                 128             123                 123
                                       -------------   -----------------   -------------   -----------------
Total non-current liabilities                 75,809              77,367          51,511              55,400
                                       -------------   -----------------   -------------   -----------------
Total liabilities                            316,651             279,021         262,948             230,909
                                       -------------   -----------------   -------------   -----------------
Shareholders' equity
    Share capital              7(27)         183,021             183,021         183,021             183,021
    Capital surplus            7(28)         122,019             122,192         125,683             125,848
    Surplus reserves           7(29)         102,696             102,696          91,596              91,596
    Undistributed profits      7(30)         290,191             270,544         248,581             228,016
    Currency translation
     differences                             (1,778)             (1,086)               -                   -
                                       -------------   -----------------   -------------   -----------------
    Equity attributable to
     equity holders of the
     Company                                 696,149             677,367         648,881             628,481
                                       -------------   -----------------   -------------   -----------------
    Minority interest          7(31)          46,596              37,704               -                   -
                                       -------------   -----------------   -------------   -----------------
  Total shareholders' equity                 742,745             715,071         648,881             628,481
                                       -------------   -----------------   -------------   -----------------

TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                      1,059,396             994,092         911,829             859,390
                                       =============   =================   =============   =================
------------------------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these financial statements.




-----------------------   -------------------------   --------------------------
       Chairman                   President             Chief Financial Officer
    Jiang Jiemin                 Zhou Jiping                 Zhou Mingchun

2008 INTERIM REPORT                                                           47

                           PETROCHINA COMPANY LIMITED
             CONSOLIDATED AND COMPANY INCOME STATEMENTS FOR THE SIX
                           MONTHS ENDED JUNE 30, 2008
              (All amounts in RMB millions unless otherwise stated)

-------------------------------------------------------------------------------------------------------
                                                FOR THE SIX   FOR THE SIX   FOR THE SIX     FOR THE SIX
                                                     MONTHS        MONTHS        MONTHS          MONTHS
                                                 ENDED JUNE    ENDED JUNE    ENDED JUNE      ENDED JUNE
                                                   30, 2008      30, 2007      30, 2008        30, 2007
                                                -----------   -----------   -----------     -----------
ITEMS                                    NOTES    THE GROUP     THE GROUP   THE COMPANY     THE COMPANY
-------------------------------------------------------------------------------------------------------
1. Operating income                      7(32)      549,522       392,726       393,015         290,391
     Less: Cost of sales                 7(32)     (361,287)     (223,140)     (310,500)       (195,320)
           Tax and levies on
           operations                    7(33)      (61,891)      (26,853)      (37,130)        (16,258)
           Selling expenses                         (21,576)      (19,075)      (17,078)        (15,049)
           General and administrative
            expenses                                (29,562)      (21,475)      (23,565)        (15,738)
           Finance expenses              7(34)       (1,448)       (1,656)         (205)           (944)
           Asset impairment losses       7(35)       (7,330)        2,317        (7,315)          1,842
     Add:  Investment income             7(36)        4,297         3,090        44,104          30,404
                                                -----------   -----------   -----------     -----------
2. Operating profit                                  70,725       105,934        41,326          79,328
                                                -----------   -----------   -----------     -----------
     Add: Non-operating income          7(37a)        5,614         1,441         4,606             856
     Less: Non-operating expenses       7(37b)       (3,133)       (1,081)       (1,766)           (948)
                                                -----------   -----------   -----------     -----------
3. Profit before taxation                            73,206       106,294        44,166          79,236
                                                -----------   -----------   -----------     -----------
     Less: Taxation                      7(38)      (17,909)      (25,997)        5,107          (5,788)
                                                -----------   -----------   -----------     -----------
4. Net profit                                        55,297        80,297        49,273          73,448
                                                -----------   -----------   -----------     -----------
       Net profit attributable to
        equity holders of the
        Company                                      48,355        75,882        49,273          73,448
       Minority interest                              6,942         4,415             -               -
5. Earnings per share (based on net
    profit attributable to equity
    holders of the Company)
       Basic earnings per share
        (RMB, Yuan)                      7(39)         0.26          0.42          0.27            0.41
       Diluted earnings per share
        (RMB, Yuan)                      7(39)         0.26          0.42          0.27            0.41
                                                ===========   ===========   ===========     ===========
-------------------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these financial statements.



-----------------------    -----------------------   --------------------------
       Chairman                   President            Chief Financial Officer
     Jiang Jiemin                Zhou Jiping               Zhou Mingchun

2008 INTERIM REPORT                                                           48

                           PETROCHINA COMPANY LIMITED
              CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS FOR THE
                         SIX MONTHS ENDED JUNE 30, 2008
              (All amounts in RMB millions unless otherwise stated)

--------------------------------------------------------------------------------------------------------------
                                                    FOR THE SIX   FOR THE SIX     FOR THE SIX      FOR THE SIX
                                                         MONTHS        MONTHS          MONTHS           MONTHS
                                                     ENDED JUNE    ENDED JUNE      ENDED JUNE       ENDED JUNE
                                                       30, 2008      30, 2007        30, 2008         30, 2007
                                                    -----------   -----------     -----------      -----------
ITEMS                                     NOTES       THE GROUP     THE GROUP     THE COMPANY      THE COMPANY
--------------------------------------------------------------------------------------------------------------
1. CASH FLOWS FROM OPERATING ACTIVITIES
     Cash received from sales of goods
      and rendering of services                         634,074       444,524         457,759          333,860
     Refund of taxes and levies                           4,186           536           3,329              501
     Cash received relating to other
      operating activities                                1,674           363           5,274            1,317
                                                    -----------   -----------     -----------      -----------
   SUB-TOTAL OF CASH INFLOWS                            639,934       445,423         466,362          335,678
                                                    -----------   -----------     -----------      -----------
     Cash paid for goods and services                  (374,110)     (210,590)       (325,820)        (193,789)
     Cash paid to and on behalf of
      employees                                         (34,035)      (21,200)        (27,280)         (14,729)
     Payments of taxes and levies                      (122,470)      (80,234)        (63,098)         (46,070)
     Cash paid relating to other
      operating activities                              (25,313)      (21,222)        (11,597)         (13,359)
                                                    -----------   -----------     -----------      -----------
   SUB-TOTAL OF CASH OUTFLOWS                          (555,928)     (333,246)       (427,795)        (267,947)
                                                    -----------   -----------     -----------      -----------
   NET CASH FLOWS FROM OPERATING
    ACTIVITIES                           7(40a)          84,006       112,177          38,567           67,731
                                                    -----------   -----------     -----------      -----------
2. CASH FLOWS FROM INVESTING ACTIVITIES
     Cash received from disposal of
      investments                                         7,255         2,731           8,026            1,177
     Cash received from returns on
      investments                                         3,498         1,200          44,492           30,196
     Net cash received from disposal
      of fixed assets,oil and gas
      properties, intangible assets
      and other long-term assets                             98           512              77               17
                                                    -----------   -----------     -----------      -----------
   SUB-TOTAL OF CASH INFLOWS                             10,851         4,443          52,595           31,390
                                                    -----------   -----------     -----------      -----------
     Cash paid to acquire fixed
      assets, oil and gas
      properties, intangible assets
      and other long-term assets                        (78,717)      (60,420)        (68,431)         (46,397)
     Cash paid to acquire investments                      (345)       (1,374)        (15,761)            (918)
       Including: Cash paid to
        purchase shares of listed
        subsidiaries                                          -           (86)              -              (86)
                                                    -----------   -----------     -----------      -----------
   SUB-TOTAL OF CASH OUTFLOWS                           (79,062)      (61,794)        (84,192)         (47,315)
                                                    -----------   -----------     -----------      -----------
   NET CASH FLOWS FROM INVESTING
    ACTIVITIES                                          (68,211)      (57,351)        (31,597)         (15,925)
                                                    -----------   -----------     -----------      -----------
3. CASH FLOWS FROM FINANCING ACTIVITIES
     Cash received from capital
      contributions                                       8,232           266               -                -
       Including: Cash received from
        minority shareholders'
        capital contributions to
        subsidiaries                                      8,232           266               -                -
     Cash received from borrowings                       38,272        28,408          27,872           22,237
     Cash received relating to other
      financing activities                                   24            64              21               31
                                                    -----------   -----------     -----------      -----------
   SUB-TOTAL OF CASH INFLOWS                             46,528        28,738          27,893           22,268
                                                    -----------   -----------     -----------      -----------
---------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           49

                           PETROCHINA COMPANY LIMITED
              CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS FOR THE
                   SIX MONTHS ENDED JUNE 30, 2008 (CONTINUED)
              (All amounts in RMB millions unless otherwise stated)

--------------------------------------------------------------------------------------------------------------
                                                    FOR THE SIX   FOR THE SIX     FOR THE SIX      FOR THE SIX
                                                         MONTHS        MONTHS          MONTHS           MONTHS
                                                     ENDED JUNE    ENDED JUNE      ENDED JUNE       ENDED JUNE
                                                       30, 2008      30, 2007        30, 2008         30, 2007
                                                    -----------   -----------     -----------      -----------
ITEMS                                     NOTES       THE GROUP     THE GROUP     THE COMPANY      THE COMPANY
--------------------------------------------------------------------------------------------------------------
     Cash repayments of borrowings                      (34,080)      (28,931)        (16,594)         (22,160)
     Cash payments for interest
      expenses and distribution of
      dividends or profits                              (33,728)      (31,638)        (29,821)         (29,256)
     Including: Subsidiaries' cash
      payments for distribution of
      dividends or profits to
      minority shareholders                              (3,045)       (1,895)              -                -
     Capital reduction                                   (1,165)            -               -                -
     Cash payments relating to other
      financing activities                                  (53)         (185)            (50)             (96)
                                                    -----------   -----------     -----------      -----------
   SUB-TOTAL OF CASH OUTFLOWS                           (69,026)      (60,754)        (46,465)         (51,512)
                                                    -----------   -----------     -----------      -----------
   NET CASH FLOWS FROM FINANCING
    ACTIVITIES                                          (22,498)      (32,016)        (18,572)         (29,244)
                                                    -----------   -----------     -----------      -----------
4. EFFECT OF FOREIGN EXCHANGE RATE
    CHANGES ON CASH AND CASH
    EQUIVALENTS                                              49           402               -                -
                                                    -----------   -----------     -----------      -----------
5. NET (DECREASE) / INCREASE IN CASH
    AND CASH EQUIVALENTS                                 (6,654)       23,212         (11,602)          22,562
                                                    -----------   -----------     -----------      -----------
     Add: Cash and cash equivalents at
      beginning of the period            7(40b)          65,494        48,559          60,332           45,029
                                                    -----------   -----------     -----------      -----------
6. CASH AND CASH EQUIVALENTS AT END OF
    THE PERIOD                           7(40c)          58,840        71,771          48,730           67,591
                                                    ===========   ===========     ===========      ===========
--------------------------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these financial statements.



------------------------------------    ----------------------------------   ----------------------------------
             Chairman                               President                     Chief Financial Officer
           Jiang Jiemin                            Zhou Jiping                         Zhou Mingchun

2008 INTERIM REPORT                                                           50

                           PETROCHINA COMPANY LIMITED
            CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX
                           MONTHS ENDED JUNE 30, 2008
              (All amounts in RMB millions unless otherwise stated)

-----------------------------------------------------------------------------------------------------------------------------------

                                                         SHAREHOLDERS' EQUITY ATTRIBUTABLE TO THE COMPANY
                                                      --------------------------------------------------------                TOTAL
                                                                                                      CURRENCY              SHAREH-
                                                        SHARE  CAPITAL    SURPLUS   UNDISTRIBUTED  TRANSLATION   MINORITY   OLDERS'
ITEMS                                                 CAPITAL  SURPLUS   RESERVES         PROFITS  DIFFERENCES   INTEREST    EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2007                            179,021   59,797     89,928         213,255        (534)     26,128   567,595
                                                      -------  -------   --------   -------------  ----------    --------   -------
Changes in the six months ended June 30, 2007               -      (64)         -          48,188        (132)      2,549    50,541
                                                      -------  -------   --------   -------------  ----------    --------   -------
  Net profit                                                -        -          -          75,882           -       4,415    80,297
                                                      -------  -------   --------   -------------  ----------    --------   -------
  Losses recognised directly in equity                      -      (64)         -               -        (132)       (237)     (433)
                                                      -------  -------   --------   -------------  ----------    --------   -------
    Currency translation differences                        -        -          -               -        (132)       (226)     (358)
    Purchase of minority interest in subsidiaries           -      (64)         -               -           -         (22)      (86)
    Other                                                   -        -          -               -           -          11        11
                                                      -------  -------   --------   -------------  ----------    --------   -------
  Sub-total                                                 -      (64)         -          75,882        (132)      4,178    79,864
                                                      -------  -------   --------   -------------  ----------    --------   -------
  Shareholders' contribution and withdrawal                 -        -          -               -           -         266       266
                                                      -------  -------   --------   -------------  ----------    --------   -------
    Capital contribution by shareholders                    -        -          -               -           -         266       266
                                                      -------  -------   --------   -------------  ----------    --------   -------
  Profit distribution                                       -        -          -         (27,694)          -      (1,895)  (29,589)
                                                      -------  -------   --------   -------------  ----------    --------   -------
    Distribution to shareholders                            -        -          -         (27,694)          -      (1,895)  (29,589)
                                                      -------  -------   --------   -------------  ----------    --------   -------
Balance at June 30, 2007                              179,021   59,733     89,928         261,443        (666)     28,677   618,136
                                                      =======  =======   ========   =============  ==========    ========   =======
-----------------------------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           51

                           PETROCHINA COMPANY LIMITED
             CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX
                     MONTHS ENDED JUNE 30, 2008 (CONTINUED)
              (All amounts in RMB millions unless otherwise stated)

-----------------------------------------------------------------------------------------------------------------------------------
                                                  SHAREHOLDERS' EQUITY ATTRIBUTABLE TO THE COMPANY
                                             ----------------------------------------------------------
                                                                                               CURRENCY                       TOTAL
                                                SHARE  CAPITAL   SURPLUS   UNDISTRIBUTED    TRANSLATION    MINORITY   SHAREHOLDERS'
ITEMS                                         CAPITAL  SURPLUS  RESERVES         PROFITS    DIFFERENCES    INTEREST          EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2008                    183,021  122,192   102,696         270,544         (1,086)     37,704         715,071
                                              -------  -------  --------   -------------    -----------    --------   -------------
Changes in the six months ended June 30,
 2008                                               -     (173)        -          19,647           (692)      8,892          27,674
                                              -------  -------  --------   -------------    -----------    --------   -------------
  Net profit                                        -        -         -          48,355              -       6,942          55,297
                                              -------  -------  --------   -------------    -----------    --------   -------------
  Losses recognised directly in equity              -     (173)        -               -           (692)     (1,287)         (2,152)
                                              -------  -------  --------   -------------    -----------    --------   -------------
    Currency translation differences                -        -         -               -           (692)     (1,185)         (1,877)
    Purchase of minority interest in
     subsidiaries                                   -      (15)        -               -              -        (117)           (132)
    Fair value changes of available-for-
     sale financial assets                          -     (158)        -               -              -           -            (158)
    Other                                           -        -         -               -              -          15              15
                                              -------  -------  --------   -------------    -----------    --------   -------------
  Sub-total                                         -     (173)        -          48,355           (692)      5,655          53,145
                                              -------  -------  --------   -------------    -----------    --------   -------------
  Shareholders' contribution and
   withdrawal                                       -        -         -               -              -       7,067           7,067
                                              -------  -------  --------   -------------    -----------    --------   -------------
    Capital contribution by shareholders            -        -         -               -              -       8,232           8,232
    Capital reduction                               -        -         -               -              -      (1,165)         (1,165)
                                              -------  -------  --------   -------------    -----------    --------   -------------
  Profit distribution                               -        -         -         (28,708)             -      (3,830)        (32,538)
                                              -------  -------  --------   -------------    -----------    --------   -------------
    Distribution to shareholders                    -        -         -         (28,708)             -      (3,830)        (32,538)
                                              -------  -------  --------   -------------    -----------    --------   -------------
  Balance at June 30, 2008                    183,021  122,019   102,696         290,191         (1,778)     46,596         742,745
                                              =======  =======  ========   =============    ===========    ========   =============

  The accompanying notes form an integral part of these financial statements.




------------------------------------    ----------------------------------   ----------------------------------
             Chairman                               President                     Chief Financial Officer
           Jiang Jiemin                            Zhou Jiping                         Zhou Mingchun

2008 INTERIM REPORT                                                           52

                           PETROCHINA COMPANY LIMITED
               COMPANY STATEMENT OF CHANGES IN EQUITY FOR THE SIX
                           MONTHS ENDED JUNE 30, 2008
              (All amounts in RMB millions unless otherwise stated)

--------------------------------------------------------------------------------------------------------------------
                                                                                                               TOTAL
                                                    SHARE    CAPITAL     SURPLUS    UNDISTRIBUTED      SHAREHOLDERS'
ITEMS                                             CAPITAL    SURPLUS    RESERVES          PROFITS             EQUITY
--------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2007                        179,021     63,348      78,828          177,618            498,815
                                                  -------    -------    --------    -------------      -------------
Changes in the six months ended June 30, 2007           -         (4)          -           45,754             45,750
                                                  -------    -------    --------    -------------      -------------
  Net profit                                            -          -           -           73,448             73,448
                                                  -------    -------    --------    -------------      -------------
  Losses recognised directly in equity                  -         (4)          -                -                 (4)
                                                  -------    -------    --------    -------------      -------------
    Currency translation differences related
     to investment in associates and jointly
     controlled entities                                -         (4)          -                -                 (4)
                                                  -------    -------    --------    -------------      -------------
  Sub-total                                             -         (4)          -           73,448             73,444
                                                  -------    -------    --------    -------------      -------------
  Profit distribution                                   -          -           -          (27,694)           (27,694)
                                                  -------    -------    --------    -------------      -------------
    Distribution to shareholders                        -          -           -          (27,694)           (27,694)
                                                  -------    -------    --------    -------------      -------------
Balance at June 30, 2007                          179,021     63,344      78,828          223,372            544,565
                                                  =======    =======    ========    =============      =============
Balance at January 1, 2008                        183,021    125,848      91,596          228,016            628,481
                                                  -------    -------    --------    -------------      -------------
Changes in the six months ended June 30, 2008           -       (165)          -           20,565             20,400
                                                  -------    -------    --------    -------------      -------------
  Net profit                                            -          -           -           49,273             49,273
                                                  -------    -------    --------    -------------      -------------
  Losses recognised directly in equity                  -       (165)          -                -               (165)
                                                  -------    -------    --------    -------------      -------------
    Currency translation differences related
     to investment in associates and jointly
     controlled entities                                -         (5)          -                -                 (5)
    Fair value changes of available-for-sale
     financial assets                                   -       (160)          -                -               (160)
                                                  -------    -------    --------    -------------      -------------
  Sub-total                                             -       (165)          -           49,273             49,108
                                                  -------    -------    --------    -------------      -------------
  Profit distribution                                   -          -           -          (28,708)           (28,708)
                                                  -------    -------    --------    -------------      -------------
    Distribution to shareholders                        -          -           -          (28,708)           (28,708)
                                                  -------    -------    --------    -------------      -------------
Balance at June 30, 2008                          183,021    125,683      91,596          248,581            648,881
                                                  =======    =======    ========    =============      =============
-----------------------------------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these financial statements.




------------------------------------    ----------------------------------   ----------------------------------
             Chairman                               President                     Chief Financial Officer
           Jiang Jiemin                            Zhou Jiping                         Zhou Mingchun

2008 INTERIM REPORT                                                           53

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------


1    COMPANY BACKGROUND

     PetroChina Company Limited (the "Company") was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation ("CNPC") as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 "Reply on the approval of the establishment of PetroChina Company Limited" from the State Economic and Trade Commission of the People's Republic of China (the "China" or "PRC"). CNPC restructured ("the Restructuring") and injected its core business in exploration, development, production and sale of crude oil and natural gas, refining and marketing of petroleum products, production and sale of chemicals and research and development activities, and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the "Group".

     The Group is principally engaged in: the exploration, development, production and sale of crude oil and natural gas, the refining and marketing of the petroleum products, the production and sale of chemicals, etc.. The principal subsidiaries of the Group are listed in Note 6.

     The financial statements were approved by the Board of Directors on August 27, 2008.


2    BASIS OF PREPARATION

     The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the "MOF") on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the "Accounting Standard for Business Enterprises", "China Accounting Standards" or "CAS").


3    STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS
     ENTERPRISES

     The consolidated and the company's financial statements for the six months ended June 30, 2008 truly and completely present the financial position of the Group and the Company as at June 30, 2008 and their financial performance and their cash flows for the six months ended June 30, 2008 in compliance with the Accounting Standards for Business Enterprises.

2008 INTERIM REPORT                                                           54

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------


4    PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

     (1)  ACCOUNTING PERIOD

     The accounting period of the Group starts on January 1 and ends on December 31.

     (2)  RECORDING CURRENCY

     The recording currency of the Company and most of its subsidiaries is Renminbi ("RMB"). The Group's consolidated financial statements are presented in RMB.

     (3)  FOREIGN CURRENCY TRANSLATION

     (A)  FOREIGN CURRENCY TRANSACTIONS

     Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

     Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in the income statement. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date.

     (B)  TRANSLATION OF FINANCIAL STATEMENTS REPRESENTED IN FOREIGN CURRENCY

     Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the average exchange rates for the year. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated into RMB at the approximate exchange rates at the date of the transactions. The impact on the cash flow resulted from the foreign currency translation is presented in the cash flow statement separately.

2008 INTERIM REPORT                                                           55

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------


     (4) CASH AND CASH EQUIVALENTS

     In the cash flow statement, cash refers to all cash on hand and deposit held at call with banks. Cash equivalents refer to short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.


     (5) FINANCIAL ASSETS

     Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group's intention and the ability to hold the financial assets. The Group only holds loans and receivables and available-for-sale financial assets during the reporting period.

     (A) LOANS AND RECEIVABLES

     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand etc..

     (B) AVAILABLE-FOR-SALE FINANCIAL ASSETS

     Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.

     (C) RECOGNITION AND MEASUREMENT

     Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of loans and receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.

     Available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Loans and receivables are stated at amortised costs using the effective interest method.

2008 INTERIM REPORT                                                           56

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in the income statement. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividend from the available-for-sale equity instruments is recognised as investment income when the dividend is declared.

     (D) IMPAIRMENT OF FINANCIAL ASSETS

     The Group assesses the carrying amount of financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.

     If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flow (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.

     When there is significant or nontemporary decline in the fair value of an available-for-sale financial asset, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised, the previously recognised impairment losses shall be reversed, and recognised in the income statement. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised in a subsequent period, if its fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised in the income statement, the impairment losses shall be reversed and directly recognised in equity. The impairment losses for an investment in an equity instrument that do not have quoted market prices in active markets and whose fair value cannot be reliably measured shall not be reversed even if the value of such instruments have been recovered in a subsequent period.

2008 INTERIM REPORT                                                           57

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------


     (6) INVENTORIES

     Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are presented at the lower of cost and net realisable value.

     Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials which are expensed off in full when utilised.

     Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.

     The Group adopts perpetual inventory system.



     (7) LONG-TERM EQUITY INVESTMENTS

     Long-term equity investments comprise the Company's equity investments in subsidiaries, and the Group's equity investments in jointly controlled entities and associates.

     (A) SUBSIDIARIES

     Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

     Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in current period which are limited to the accumulated profits of the investee arising after the investment was made. The cash dividends or profit distributions received in excess of such amounts are recorded as a recovery of investment.

     A listing of the Group's principal subsidiaries is set out in Note 6.

2008 INTERIM REPORT                                                           58

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (B) JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

     Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies.

     The investments in jointly controlled entities and associates are initially recognised at cost and are subsequently accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee's net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee's net identifiable assets over the cost of the investment is instead recognised in the income statement in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

     Under the equity method accounting, the Group's share of its investees' post-acquisition profits or losses is recognised in the income statement. When the Group's share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee' owner's equity other than profit or loss should be proportionately recognised in the Group's capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee's profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-group transactions between the Group and its investees are eliminated to the extent of the Group's interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

     A listing of the Group's principal jointly controlled entities and associates is set out in Note 7(7a).

     (C) IMPAIRMENT OF LONG-TERM EQUITY INVESTMENT

     The carrying amount of long-term equity investment is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(14)).

2008 INTERIM REPORT                                                           59

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------


     (8) FIXED ASSETS

     Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

     Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to the income statement during the financial period in which they are incurred.

     Fixed assets are depreciated using the straight-line method based on their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the carrying amounts less impairment over their remaining useful lives.

     The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

---------------------------------------------------------------------------------------------------------
                  ESTIMATED USEFUL LIVES    ESTIMATED RESIDUAL VALUE RATIO %    ANNUAL DEPRECIATION RATE%
---------------------------------------------------------------------------------------------------------

Buildings                  8 to 40 years                                   5                  2.4 to 11.9
Equipment and
 Machinery                 4 to 30 years                              3 to 5                  3.2 to 24.3
Motor Vehicles             7 to 14 years                                   5                  6.8 to 13.6
Other                      5 to 12 years                                   5                  7.9 to 19.0
---------------------------------------------------------------------------------------------------------

     The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

     An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its recoverable amount (Note 4(14)).

     The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in the income statement in the disposal period.

2008 INTERIM REPORT                                                           60

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (9) OIL AND GAS PROPERTIES

     Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

     The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to the income statement.

     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The non-drilling exploration costs are recorded in the income statement when incurred.

     Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use.

     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.

     Oil and gas properties are depleted using the straight-line method based on their costs less estimated residual values over their estimated useful lives except for the mineral interests in unproved properties which are not subjected to depletion. For those oil and gas properties being provided for impairment loss, the related depletion charge is determined based on the carrying amounts less impairment over their remaining useful lives. The estimated useful lives, estimated residual value ratios and annual depletion rates are as follows:

-------------------------------------------------------------------------------------------------------------
                          ESTIMATED USEFUL LIVES    ESTIMATED RESIDUAL VALUE RATIO%    ANNUAL DEPLETION RATE%
-------------------------------------------------------------------------------------------------------------

Oil and gas properties             6 to 14 years                                  -               7.1 to 16.7
-------------------------------------------------------------------------------------------------------------

     The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(14)).

2008 INTERIM REPORT                                                           61

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------


     (10) CONSTRUCTION IN PROGRESS

     Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in the income statement. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in the income statement. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are expensed as dry holes. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The economically proved reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as at the date the estimate is made.

     The carrying amount of construction in progress is reduced to its recoverable amount when its recoverable amount is lower than its carrying amount (Note 4(14)).

2008 INTERIM REPORT                                                           62

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------


     (11) INTANGIBLE ASSETS

     Intangible assets include land use rights and patents etc., and are initially recorded at actual cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

     Land use rights obtained through payments of land use fee or acquired are initially recorded at actual cost. The land use rights obtained through the Restructuring in 1999 were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets. Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

     Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method less than 10 years generally.

     The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(14)). The estimated useful lives and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

     (12) RESEARCH AND DEVELOPMENT

     Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

     (13) LONG-TERM PREPAID EXPENSES

     Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

2008 INTERIM REPORT                                                           63

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (14) IMPAIRMENT OF ASSETS

     Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

     The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

     Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

     (15) BORROWING COSTS

     Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

     (16) BORROWINGS

     Borrowings are recognised initially at fair value, net of transaction costs incurred, and subsequently stated at amortised cost using the effective interest method. The borrowings are classified as short-term borrowings if they need to be repaid within 12 months (12 months included) of the balance sheet date, and the others are classified as long-term borrowings.

2008 INTERIM REPORT                                                           64

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (17) EMPLOYEE COMPENSATION

     Employee compensation includes wages, bonuses, allowances and subsidies, employee welfare, social security contributions, housing funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees.

     Employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable.

     Compensation under the share appreciation right is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all the changes in liabilities recorded in the income statement.

     (18) PROVISIONS

     Provisions for pending litigation, product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

     Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flow. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

     Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

     If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in the income statement when occurred.

2008 INTERIM REPORT                                                           65

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (19) DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

     Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

     Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

     Deferred tax assets and liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

     (20) REVENUE RECOGNITION

     The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, rebates, discounts and returns.

     Revenue is recognised when specific criteria have been met for each of the Group's activities as described below:

     (A) SALES OF GOODS

     Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.

     (B) RENDERING OF SERVICES

     The Group recognises its revenue from rendering of services under the percentage-of-completion (the "POC") method. Under the POC method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

2008 INTERIM REPORT                                                           66

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (C) TRANSFER OF THE ASSETS USE RIGHTS

     Interest income is recognised on a time-proportion basis using the effective interest method.

     Revenue from operating lease is recognised using the straight-line method over the period of the lease.

     (21) LEASES

     Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease, and the Group had no significant finance lease. Other leases are classified as operating leases.

     Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

     (22) DIVIDEND DISTRIBUTION

     Dividend distribution is recognised as a liability in the period in which it is approved by the shareholders.

     (23) BUSINESS COMBINATION

     (A) BUSINESS COMBINATION UNDER COMMON CONTROL

     The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

     Costs incurred directly attributable to the business combination are recorded in the income statement when incurred.

     (B) BUSINESS COMBINATION NOT UNDER COMMON CONTROL

     The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised directly in the income statement.

     Costs which are directly attributable to the business combination are included in the cost of the combination.

2008 INTERIM REPORT                                                           67

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (24) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

     The scope of consolidated financial statements includes the Company and its subsidiaries.

     Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders' equity of the subsidiaries that is not attributable to the parent is treated as minority interest and presented separately within shareholders' equity in the consolidated balance sheet.

     When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company's accounting policies and accounting periods.

     The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements. The assets, liabilities, operating result and cash flow of the subsidiaries acquired from the business combination under common control are included in the consolidated financial statements from the beginning of the earliest period of the reporting period, as if the business combination occurred at that point.

     (25) SEGMENT REPORTING

     A business segment is a distinguishable component of the Group that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

     The Group uses the business segment as the primary reporting format and the geographical segment as the secondary reporting format. The prices for inter-segment transfers or transactions are determined according to the market prices. Expenses related to the usage of the assets that are jointly used by all segments are allocated to segments basing on the proportion of the revenues of each segment.

2008 INTERIM REPORT                                                           68

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (26) CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

     (A) ESTIMATION OF OIL AND NATURAL GAS RESERVES

     Oil and natural gas reserves are key factors in the Group's investment decision-making process. They are also an important element in testing for impairment. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.

     (B) ESTIMATED IMPAIRMENT OF FIXED ASSETS AND OIL AND GAS PROPERTIES

     Fixed assets and oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.

     (C) ESTIMATION OF ASSETS RETIREMENT OBLIGATIONS

     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

2008 INTERIM REPORT                                                           69

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

5 TAXATION

     The principal taxes and related tax rates of the Group are presented as below:



--------------------------------------------------------------------------------------------------------------
TYPES OF TAXES                          TAX RATE        TAX BASIS
--------------------------------------------------------------------------------------------------------------
Value Added Tax (the "VAT")             13% or 17%      Based on taxable value added amount. Tax payable is
                                                        calculated using the taxable sales amount multiplied
                                                        by the applicable tax rate less current period's
                                                        deductible VAT input.

Resource Tax                            Based on        From July 1, 2005, the rate for crude oil increased
                                        quantities      from RMB 8-30 yuan per ton to RMB 14 -30 yuan per
                                                        ton, the rate for natural gas increased from RMB 2-15
                                                        yuan per thousand of cubic meter to RMB 7-15 yuan
                                                        per thousand of cubic meter.

Business Tax                            3%              Based on income generated from transportation of
                                                        crude oil and natural gas.

Consumption Tax                         Based on        RMB 0.2 yuan per litre for unleaded gasoline, RMB 0.28
                                        quantities      yuan per litre for leaded gasoline, RMB 0.1 yuan per
                                                        litre for diesel. From April 1, 2006, this tax was
                                                        imposed on naphtha, solvent oil and lubricant at RMB
                                                        0.2 yuan per litre and fuel oil at RMB 0.1 yuan per
                                                        litre, and temporarily 30% of the tax is payable.

Corporate Income Tax                    25%             Based on taxable income.

Mineral Resources Compensation Fee      1%              Based on the revenue from sales of crude oil and
                                                        natural gas.

Crude Oil Special Levy                  20% to 40%      Base on the sales of domestic crude oil at prices
                                                        higher than a specific level.

City Maintenance and Construction Tax   1%, 5% or 7%    Based on the actually paid business tax, VAT and
                                                        consumption tax.
-------------------------------------------------------------------------------------------------------------

     On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the PRC (the "new CIT Law"), which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Group is reduced to 25% from January 1, 2008, replacing the previously applicable tax rate of 33%.

     In accordance with the regulations by the State Administration of Taxation (the "SAT") and MOF Cai Shui [2004] No. 156 "Notice of the MOF and the SAT on the Issues related to the expanding the deduction scope of VAT in the Northeast Area of China", some branches and subsidiaries of the Company deduct the input VAT included in the purchased fixed assets, goods of taxable services for self-manufacturing of fixed assets and transportation expenses paid for fixed assets against the VAT incurred in current year. The unused input VAT for the year can be carried forward to the following years if there is no VAT incurred or the VAT incurred is not sufficient.

     In accordance with the SAT Guo Shui Han [2007] No. 434 "Supplemental Notice of the SAT on Reporting Taxable Income on a Consolidated Basis by PetroChina Company Limited", Guo Shui Han [2004] No. 1072 "Notice of the SAT on Reporting Taxable Income on a Consolidated Basis by PetroChina Company Limited" and Guo Shui Han [2001] No. 434 "Supplemental Notice of the SAT on Reporting Taxable Income on a Consolidated Basis by PetroChina Company Limited"), the Company and its affiliates included under this consolidated basis pay income taxes with a method of "uniform calculation, hierarchical management, on-site prepayment and centralised settlement".

2008 INTERIM REPORT                                                           70

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     In accordance with the SAT Guo Shui Fa [2002] No. 47 "Notice of the SAT on the Detailed Implementation Opinions of Fulfilling the Tax Policies related to the Great Development of the Western China", some branches of the Company got the approval for the preferential tax rate of 15% in 2002 and the preferential tax rate will be valid until 2010. In accordance with the regulations by the Central People's Government of the People's Republic of China (the "GOV") Guo Fa [2007] No. 39 "Notice of the GOV on the transitional preferential policy of Corporate Income Tax", the above preferential tax rate will be valid continuously until 2010, when the policy will expire.

     In accordance with Cai Shui [2002] No. 111 "Notice of the MOF and the SAT on Tax Policy related to the West-East Pipeline Project", the application tax rate for the West-East pipeline branch of the Company is 15%. While in accordance with Guo Fa [2007] No. 39 "Notice of the GOV on the transition favourable policy of Corporate Income Tax", the above preferential tax policy will cease to implement. Therefore from 2008 the application tax rate for the West-East pipeline branch of the Company is 25%.


6 PRINCIPAL SUBSIDIARIES




--------------------------------------------------------------------------------------------------------------
                                                                           ATTRIBUTABLE        ATTRIBUTABLE
    COMPANY NAME         COUNTRY OF    REGISTERED   PRINCIPAL           EQUITY INTEREST %     VOTING RIGHTS %
                       INCORPORATION      CAPITAL   ACTIVITIES          ----------------    -----------------
                                                                        DIRECT   INDIRECT    DIRECT   INDIRECT
--------------------------------------------------------------------------------------------------------------
Daqing Oilfield            PRC             47,500   Exploration,        100.00          -    100.00          -
  Company Limited                                   production and
                                                    sale of crude oil
                                                    and natural gas;
                                                    production and
                                                    sale of refined
                                                    products

CNPC Exploration           PRC             16,100   Exploration and      50.00          -     57.14          -
  and Development                                   production and
  Company Limited                                   sale of crude
                                                    oil and natural
                                                    gas in and
                                                    outside PRC

Daqing Yu Shu Lin          PRC              1,272   Exploration,             -      88.16         -      88.16
  Oilfield Company                                  production and
  Limited                                           sale of crude oil
                                                    and natural gas

PetroKazakhstan Inc.      Canada        US Dollar   Exploration,             -      67.00         -      67.00
                                          ("USD")   production and
                                            1,965   sale of crude
                                          million   oil and natural
                                                    gas outside PRC
--------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           71

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

7 NOTES TO THE FINANCIAL STATEMENTS (ALL AMOUNTS ARE FOR THE GROUP UNLESS OTHERWISE STATED)


     (1) CASH AT BANK AND ON HAND

--------------------------------------------------------------------------------
                                           JUNE 30, 2008       DECEMBER 31, 2007
--------------------------------------------------------------------------------
Cash on hand                                         243                     149
Cash at bank                                      72,692                  88,344
Other cash balances                                1,442                      96
                                           -------------       -----------------
                                                  74,377                  88,589
                                           =============       =================
--------------------------------------------------------------------------------

     The Group's cash at bank and on hand included the following foreign currencies as at June 30, 2008 and December 31, 2007:

--------------------------------------------------------------------------------
                      JUNE 30, 2008                    DECEMBER 31, 2007
             --------------------------------   --------------------------------
              FOREIGN   EXCHANGE          RMB    FOREIGN   EXCHANGE          RMB
             CURRENCY       RATE   EQUIVALENT   CURRENCY       RATE   EQUIVALENT
--------------------------------------------------------------------------------
USD             1,747     6.8591       11,981      1,678     7.3046       12,257
Tenge           3,958     0.0571          226          -                       -
Other                                      62                                 81
                                   ----------                         ----------
                                       12,269                             12,338
                                   ==========                         ==========
--------------------------------------------------------------------------------

     As at June 30, 2008, time deposit of USD 602 million (December 31, 2007:
USD 450 million) is pledged as collateral for its subsidiaries' long-term borrowings of USD 602 million (December 31, 2007: USD 450 million) (Note 7(24)); and time deposit of USD 68 million (December 31, 2007: USD 240 million) is pledged as collateral for its associates' borrowings.


     (2) NOTES RECEIVABLE

     Notes receivable represent mainly bank acceptance bill received for sales of goods and products.

     As at June 30, 2008, notes receivable of RMB 1,020 is impawned for the Group's short-term borrowings of RMB 1,020 (December 31, 2007: RMB 300) (Note 7
(15)). All notes receivable of the Group other than the above-mentioned notes receivable are unsecured, and all notes receivable of the Group are due within one year.

2008 INTERIM REPORT                                                           72

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (3) ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

     (A) ACCOUNTS RECEIVABLE

--------------------------------------------------------------------------------
                                           GROUP                  COMPANY
                                    --------------------    --------------------
                                        JUNE    DECEMBER        JUNE    DECEMBER
                                    30, 2008    31, 2007    30, 2008    31, 2007
--------------------------------------------------------------------------------
Accounts receivable                   30,554      21,298       5,957       4,785
Less: Provision for bad debts        (2,828)     (2,879)     (2,592)     (2,654)
                                    --------    --------    --------    --------
                                      27,726      18,419       3,365       2,131
                                    ========    ========    ========    ========
--------------------------------------------------------------------------------

     The aging of accounts receivable and related provision for bad debts are analysed as follows:

--------------------------------------------------------------------------------
                                             GROUP
               -----------------------------------------------------------------
                        JUNE 30, 2008                   DECEMBER 31, 2007
               -------------------------------   -------------------------------
                        PERCENTAGE   PROVISION            PERCENTAGE   PROVISION
                          OF TOTAL     FOR BAD              OF TOTAL     FOR BAD
               AMOUNT    BALANCE %       DEBTS   AMOUNT    BALANCE %       DEBTS
--------------------------------------------------------------------------------
Within 1 year  27,587           91         (1)   18,260           86         (1)
1 to 2 years       42            -           -       39            -           -
2 to 3 years       39            -         (1)       32            -         (1)
Over 3 years    2,886            9     (2,826)    2,967           14     (2,877)
               ------   ----------   ---------   ------   ----------   ---------
               30,554          100     (2,828)   21,298          100     (2,879)
               ======   ==========   =========   ======   ==========   =========
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                            COMPANY
               -----------------------------------------------------------------
                         JUNE 30, 2008                   DECEMBER 31, 2007
               -------------------------------   -------------------------------
                        PERCENTAGE   PROVISION            PERCENTAGE   PROVISION
                          OF TOTAL     FOR BAD              OF TOTAL     FOR BAD
               AMOUNT    BALANCE %       DEBTS   AMOUNT    BALANCE %       DEBTS
--------------------------------------------------------------------------------
Within 1 year   3,282           55         (1)    2,025           42         (1)
1 to 2 years       13            -           -       22            -           -
2 to 3 years       22            -           -       31            1           -
Over 3 years    2,640           45     (2,591)    2,707           57     (2,653)
               ------   ----------   ---------   ------   ----------   ---------
                5,957          100     (2,592)    4,785          100     (2,654)
               ======   ==========   =========   ======   ==========   =========
--------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           73

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     As at June 30, 2008, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 2,271 (December 31, 2007: RMB 3,796). As at June 30, 2008, accounts receivable of the Company from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 638 (December 31, 2007: RMB 415).

     As at June 30, 2008, the five largest debtors of accounts receivable of the Group amounted to RMB 10,916 representing 36% of total accounts receivable; the five largest debtors of accounts receivable of the Company amounted to RMB 2,341 representing 39% of total accounts receivable.

     During the six months ended June 30, 2008 and the six months ended June 30, 2007, the Group had no significant write off of the provision for bad debts of accounts receivable.

     (B)  OTHER RECEIVABLES

----------------------------------------------------------------------------------------------------------
                                                   GROUP                                COMPANY
                                    ----------------------------------      ------------------------------
                                                JUNE          DECEMBER             JUNE           DECEMBER
                                            30, 2008          31, 2007         30, 2008           31, 2007
----------------------------------------------------------------------------------------------------------
Other receivables                             21,007            19,495           25,837             26,266
Less: Provision for bad debts                 (4,043)           (4,051)          (2,080)            (2,093)
                                    ----------------      ------------      -----------      -------------
                                              16,964            15,444           23,757             24,173
                                    ================      ============      ===========      =============
-------------------------------------------------------------------------------------------------------------

     The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

----------------------------------------------------------------------------------------------------------
                                                                 GROUP
                            ------------------------------------------------------------------------------
                                        JUNE 30, 2008                           DECEMBER 31, 2007
                            -------------------------------------      -----------------------------------
                                          PERCENTAGE    PROVISION                 PERCENTAGE     PROVISION
                                            OF TOTAL      FOR BAD                   OF TOTAL       FOR BAD
                              AMOUNT       BALANCE %        DEBTS      AMOUNT      BALANCE %         DEBTS
----------------------------------------------------------------------------------------------------------
  Within 1 year                9,359              45            -      12,751             65             -
  1 to 2 years                 7,222              34           (3)      2,316             12            (5)
  2 to 3 years                    92               -           (6)        111              1            (5)
  Over 3 years                 4,334              21       (4,034)      4,317             22        (4,041)
                            --------      ----------     --------      ------     ----------     ---------
                              21,007             100       (4,043)     19,495            100        (4,051)
                            ========      ==========     ========      ======     ==========     =========
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                COMPANY
                            ------------------------------------------------------------------------------
                                        JUNE 30, 2008                           DECEMBER 31, 2007
                            -------------------------------------      -----------------------------------
                                          PERCENTAGE    PROVISION                 PERCENTAGE     PROVISION
                                            OF TOTAL      FOR BAD                   OF TOTAL       FOR BAD
                              AMOUNT       BALANCE %        DEBTS      AMOUNT      BALANCE %         DEBTS
----------------------------------------------------------------------------------------------------------
Within 1 year                 16,198              62            -      15,962             61             -
1 to 2 years                   6,901              27           (3)      7,939             30            (4)
2 to 3 years                     423               2           (5)         46              -            (5)
Over 3 years                   2,315               9       (2,072)      2,319              9        (2,084)
                            --------      ----------    ---------      ------     ----------     ---------
                              25,837             100       (2,080)     26,266            100        (2,093)
                            ========      ==========    =========      ======     ==========     =========
----------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           74

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     As at June 30, 2008, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 1,987 (December 31, 2007: RMB 2,351). As at June 30, 2008, other receivables of the Company from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 673 (December 31, 2007: RMB 141).

     As at June 30, 2008, the five largest debtors of other receivables of the Group amounted to RMB 9,327 representing 44% of total other receivables; the five largest debtors of other receivables of the Company amounted to RMB 15,081 representing 58% of total other receivables.

     During the six months ended June 30, 2008 and the six months ended June 30, 2007, the Group had no significant write off of the provision for bad debts of other receivables.

     (4)  ADVANCES TO SUPPLIERS

------------------------------------------------------------------------------------------------------------
                                                                                    GROUP
                                                                  ------------------------------------------
                                                                        JUNE 30, 2008      DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------
Advances to suppliers                                                          51,069                 20,414
Less: Provision for bad debts                                                     (27)                   (28)
                                                                  -------------------   --------------------
                                                                               51,042                 20,386
                                                                  ===================   ====================
-------------------------------------------------------------------------------------------------------------

     As at June 30, 2008 and December 31, 2007, advances to suppliers of the Group are mainly aged within one year.

     As at June 30, 2008, advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 32,147 (December 31, 2007: RMB 7,984).

     Advances to suppliers as at June 30, 2008, mainly comprise of advance payments for materials and equipments in-transit, and are not settled.

     (5)  INVENTORIES

----------------------------------------------------------------------------------------------------------
                                                                      JUNE 30, 2008      DECEMBER 31, 2007
----------------------------------------------------------------------------------------------------------
Cost
Crude oil and other raw materials                                            40,276                 30,308
Work in progress                                                              4,162                  6,083
Finished goods                                                               56,243                 52,791
Turnover materials                                                               32                     32
                                                                  -----------------      -----------------
                                                                            100,713                 89,214
Less: Provision for declines in the value of inventories                     (2,153)                  (747)
                                                                  -----------------      -----------------
Net book value                                                               98,560                 88,467
                                                                  =================      =================
----------------------------------------------------------------------------------------------------------

     As at June 30, 2008 and December 31, 2007, inventories of RMB 29 are impawned as collateral for the Group's short-term borrowings of RMB 20 (Note 7(15)).

2008 INTERIM REPORT                                                           75

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (6) AVAILABLE-FOR-SALE FINANCIAL ASSETS

--------------------------------------------------------------------------------
                                            JUNE 30, 2008      DECEMBER 31, 2007
--------------------------------------------------------------------------------
  Available-for-sale debenture                         16                     17
  Available-for-sale equity instrument              2,675                  3,066
                                            -------------      -----------------
                                                    2,691                  3,083
  Less: Provision for impairment                     (544)                  (553)
                                            -------------      -----------------
                                                    2,147                  2,530
                                            =============      =================
--------------------------------------------------------------------------------


     (7) LONG-TERM EQUITY INVESTMENTS

-----------------------------------------------------------------------------------------------------------------
                                                                               GROUP
                                                   --------------------------------------------------------------
                                                   DECEMBER 31, 2007     ADDITION      REDUCTION    JUNE 30, 2008
-----------------------------------------------------------------------------------------------------------------
  Associates and jointly controlled entities (a)              22,841        7,692        (3,509)           27,024
                                                                         --------      ---------
  Less : Provision for impairment                               (155)                                        (169)
                                                   -----------------                                -------------
                                                              22,686                                       26,855
                                                   =================                                =============
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                              COMPANY
                                                   --------------------------------------------------------------
                                                    DECEMBER 31, 2007    ADDITION      REDUCTION    JUNE 30, 2008
-----------------------------------------------------------------------------------------------------------------
  Subsidiaries (b)                                             99,983      16,139           (32)          116,090
  Associates and jointly controlled entities                    4,863         250          (322)            4,791
                                                                         --------      ---------
  Less: Provision for impairment                                 (155)                                       (174)
                                                   ------------------                               -------------
                                                              104,691                                     120,707
                                                   ==================                               =============
-----------------------------------------------------------------------------------------------------------------

     As at June 30, 2008, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

     (A)INVESTMENTS IN PRINCIPAL ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

----------------------------------------------------------------------------------------------------------------------
                                                                                                           FOR THE SIX
                                                                                               AS AT      MONTHS ENDED
                                                                                       JUNE 30, 2008     JUNE 30, 2008
                COUNTRY OF                         REGIS-     EQUITY    VOTING  --------------------------------------
                INCORPOR-    PRINCIPAL              TERED   INTEREST    RIGHTS    TOTAL        TOTAL               NET
                ATION        ACTIVITIES           CAPITAL          %         %   ASSETS  LIABILITIES  REVENUE   PROFIT
----------------------------------------------------------------------------------------------------------------------
Dalian West     PRC          Production and           USD      28.44     28.44   14,377       12,587   23,821   (1,120)
  Pacific                    sale of petroleum        258
  Petrochemical              and petrochemical    million
  Co., Ltd.                  products

China Marine    PRC          Oil import and         1,000      50.00     50.00    9,421        6,933   22,070      252
  Bunker                     export trade and
  (PetroChina)               transportation,
  Co., Ltd.                  sale and storage
----------------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           76

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     Investments in associates and jointly controlled entities are listed below:

---------------------------------------------------------------------------------------------------------------------------
                                                              SHARE OF
                                                             PROFIT OF                                 ASSOCIATE
                                                             INVESTEES                                TRANSFERR-
                      INITIAL      DECEM-                        UNDER        CASH       CURRENCY          ED TO
                      INVEST-         BER    ADDI-    REDU-     EQUITY    DIVIDEND    TRANSLATION     SUBSIDIAR-       JUNE
                    MENT COST    31, 2007     TION    CTION     METHOD    DECLARED    DIFFERENCES            IES   30, 2008
---------------------------------------------------------------------------------------------------------------------------
Dalian West               566         948        -      (7)      (318)       (114)              -              -        509
  Pacific
  Petrochemical
  Co., Ltd.
China Marine              740       1,059        -      (1)        126           -            (5)              -      1,179
  Bunker
  (PetroChina)
  Co., Ltd.
Other                              20,834    3,466     (25)      4,418     (2,021)        (1,280)           (56)     25,336
                                ---------    -----    -----  ---------    --------    -----------    -----------   --------
                                   22,841    3,466     (33)      4,226     (2,135)        (1,285)           (56)     27,024
                                =========    =====    =====  =========    ========    ===========    ===========   ========
---------------------------------------------------------------------------------------------------------------------------

     (B) SUBSIDIARIES

     Principal subsidiaries:

---------------------------------------------------------------------------------------------------------------
                                                                   AS AT               FOR THE SIX MONTHS ENDED
                                                              JUNE 30, 2008                       JUNE 30, 2008
                                                    --------------------------------- -------------------------
                                                    TOTAL ASSETS    TOTAL LIABILITIES    REVENUE     NET PROFIT
---------------------------------------------------------------------------------------------------------------
Daqing Oilfield Company Limited                          149,289               35,024    128,856         41,643
CNPC Exploration and Development Company Limited          91,065               28,353     29,677          9,207
---------------------------------------------------------------------------------------------------------------

     Investment in subsidiaries:

-------------------------------------------------------------------------------------------------------------
                                  INITIAL      ADDITIONAL     DECEMBER                                   JUNE
                          INVESTMENT COST      INVESTMENT     31, 2007     ADDITION    REDUCTION     30, 2008
-------------------------------------------------------------------------------------------------------------
Daqing Oilfield
  Company Limited                  66,720               -       66,720            -            -       66,720
CNPC Exploration and
  Development Company
  Limited                          13,924           8,000       13,924        8,000            -       21,924
Other                                                           19,339        8,139         (32)       27,446
                                                              --------     --------    ---------     --------
Total                                                           99,983       16,139         (32)      116,090
                                                              ========     ========    =========     ========
-------------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           77

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (8) FIXED ASSETS

---------------------------------------------------------------------------------------------------------------
                                           BUILDINGS      EQUIPMENT AND         MOTOR       OTHER         TOTAL
                                                              MACHINERY      VEHICLES
---------------------------------------------------------------------------------------------------------------
Cost

On December 31, 2007                          92,240           334,551         15,336       8,600       450,727
Transferred from construction in progress      1,423            10,677              -         179        12,279
Other addition                                   162               993            577          85         1,817
Reduction                                      (797)           (1,734)          (230)        (41)       (2,802)
Currency translation differences               (162)             (301)           (63)        (99)         (625)
                                           ---------      ------------       --------       -----       -------
On June 30, 2008                              92,866           344,186         15,620       8,724       461,396
                                           ---------      ------------       --------       -----       -------

Accumulated depreciation

On December 31, 2007                        (22,461)         (158,774)        (7,738)     (4,157)     (193,130)
Charge for the year                          (2,394)          (10,734)          (608)       (361)      (14,097)
Reduction                                        207               800            109          -          1,116
Currency translation differences                  38                97             34         55            224
                                           ---------      ------------       --------      ------     ---------
On June 30, 2008                            (24,610)         (168,611)        (8,203)     (4,463)     (205,887)
                                           ---------      ------------       --------     -------     ---------

Provision for Impairment

On December 31, 2007                         (2,222)           (7,561)            (8)         (3)       (9,794)
Addition                                       (563)           (5,297)           (28)        (17)       (5,905)
Reduction                                         15                59              -           -            74
                                           ---------      ------------       --------      ------     ---------
On June 30, 2008                             (2,770)          (12,799)           (36)        (20)      (15,625)
                                           ---------      ------------       --------      ------     ---------

Net book value
On June 30, 2008                              65,486           162,776          7,381       4,241       239,884
                                           =========      ============       ========     =======     =========
On December 31, 2007                          67,557           168,216          7,590       4,440       247,803
                                           =========      ============       ========     =======     =========
---------------------------------------------------------------------------------------------------------------

     As at June 30, 2008, fixed assets of RMB 372 was pledged as collateral for RMB 60 short-term borrowing (Note 7(15)) and RMB 70 long-term borrowings (Note 7(24)); As at December 31, 2007, no fixed assets was pledged as collateral for short-term borrowing (Note 7(15)) and long term borrowings (Note 7(24)).

     As at June 30, 2008, the fixed assets which were temporarily idle amounted to RMB 360.

     As at June 30, 2008, the cost of fixed assets fully depreciated but still in use include: buildings of RMB 2,393, equipment and machinery of RMB 33,752, motor and vehicles of RMB 2,164 and other of RMB 640 and amounted to RMB 38,949 in total.

     Fixed assets under operating leases are mainly equipment and machinery which amounted to RMB 68.

2008 INTERIM REPORT                                                           78

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (9)  OIL AND GAS PROPERTIES

----------------------------------------------------------------------------------------------------------
                                                                                   CURRENCY
                                                                                TRANSLATION       JUNE 30,
                               DECEMBER 31, 2007      ADDITION     REDUCTION    DIFFERENCES           2008
----------------------------------------------------------------------------------------------------------
Cost
  Mineral interests in
   unproved properties                     2,469             -             -           (151)         2,318
  Mineral interests in
   proved properties                           -             -             -              -              -
  Wells and related
   facilities                            667,403        20,757        (1,154)        (2,339)       684,667
                               -----------------     ---------     ---------    -----------      ---------
                                         669,872        20,757        (1,154)        (2,490)       686,985
                               -----------------     ---------     ---------    -----------      ---------
Accumulated depletion
  Mineral interests in
   proved properties                           -             -             -              -              -
  Wells and related
   facilities                           (340,333)      (25,864)          852          1,517       (363,828)
                               -----------------     ---------     ---------    -----------      ---------
                                        (340,333)      (25,864)          852          1,517       (363,828)
                               -----------------     ---------     ---------    -----------      ---------
Provision for impairment
  Mineral interests in
   unproved properties                         -             -             -              -              -
  Mineral interests in
   proved properties                           -             -             -              -              -
  Wells and related
   facilities                             (3,211)            -            11              -         (3,200)
                               -----------------     ---------     ---------    -----------      ---------
                                          (3,211)            -            11              -         (3,200)
                               -----------------     ---------     ---------    -----------      ---------
Net book value
  Mineral interests in
   unproved properties                     2,469             -             -           (151)         2,318
  Mineral interests in
   proved properties                           -             -             -              -              -
  Wells and related
   facilities                            323,859        (5,107)         (291)          (822)       317,639
                               -----------------     ---------     ---------    -----------      ---------
                                         326,328        (5,107)         (291)          (973)       319,957
                               =================     =========     =========    ===========      =========
-------------------------------------------------------------------------------------------------------------

     As at June 30, 2008, the assets retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 22,942 (December 31, 2007: RMB 22,499). Depletion charge for the six months ended June 30, 2008 was RMB 1,090 (for the six months ended June 30, 2007: RMB 779).

     (10) CONSTRUCTION MATERIALS

     The Group's construction materials mainly represent the actual cost of materials purchased for construction projects.

2008 INTERIM REPORT                                                           79

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (11) CONSTRUCTION IN PROGRESS

------------------------------------------------------------------------------------------------------------------------------------
                                             TRANSFERRED                                                                  PROPORTION
                                                      TO                                       JUNE 30, 2008                      OF
                          DECEMBER          FIXED ASSETS                                --------------------            CONSTRUCTION
                              2007 ADDITION   OR OIL AND                     CURRENCY            CAPITALISED     SOURCE      COMPARE
                          -------- --------          GAS          OTHER   TRANSLATION               INTEREST     OF THE           TO
PROJECT NAME      BUDGET    AMOUNT   AMOUNT   PROPERTIES   REDUCTION(i)   DIFFERENCES   AMOUNT       EXPENSE       FUND      BUDGET%
------------------------------------------------------------------------------------------------------------------------------------
Dushanzi
 Petrochemical
 10 million
 tons / year                                                                                                      Self&
 of Kazakh oil     9,149     5,043      881            -              -             -    5,924           157       Loan           66
Dushanzi
 Petrochemical
 1 million
 tons / year                                                                                                      Self&
 ethylene         21,000     8,235    1,788            -              -             -   10,023           381       Loan           48
Dalian
 Petrochemical
 20 million
 tons / year
 sulphur crude
 oil
 technology                                                                                                       Self&
 transformation   10,789     6,523      731       (6,666)             -             -      588            27       Loan           68
GuangXi
 Petrochemical
 10 million
 tons / year
 refining                                                                                                         Self&
 project          15,166     1,906    1,652           (1)             -             -    3,557            34       Loan           23
Lanzhou-
 Zhengzhou                                                                                                        Self&
 Pipeline         11,429     1,839    4,002            -              -             -    5,841            69       Loan           51
East West
 Pipeline 2nd                                                                                                     Self&
 phase           142,243        49    3,868           (1)             -             -    3,916            63       Loan            3
Other                       82,324   55,186      (25,829)        (6,634)         (360) 104,687         1,099
                           -------   ------      -------         ------          ----  -------         -----
                           105,919   68,108      (32,497)        (6,634)         (360) 134,536         1,830
Less:
 Provision for
  impairment                  (285)                                                       (276)
                           -------                                                     -------
                           105,634                                                     134,260
                           =======                                                     =======
------------------------------------------------------------------------------------------------------------------------------------

     For the six months ended June 30, 2008, the capitalised interest expense amounted to RMB 1,119 (for the six months ended June 30, 2007: RMB 574). The interest rate used to determine the capitalised amount in 2008 is 6.966% (during the six months ended June 30, 2007: 6.237%).

2008 INTERIM REPORT                                                           80

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (i) Other reduction refers to expensing of drilling and exploration costs when it fails to discover economical proved oil and gas reserve, or not sure whether economical proved reserves are found within one year of completion and no longer meets the conditions of capitalisation.

     (12) INTANGIBLE ASSETS

-------------------------------------------------------------------------------------------------------------------------
                                                                                      CURRENCY
                           DECEMBER 31,                                            TRANSLATION    JUNE 30,    ACCUMULATED
                   COST            2007    ADDITION    REDUCTION   AMORTISATIION   DIFFERENCES        2008   AMORTISATION
-------------------------------------------------------------------------------------------------------------------------
Land use rights  17,789          14,937         994          (18)           (252)           (6)     15,655         (2,134)
Patents           2,787           1,440          78            -             (96)            -       1,422         (1,365)
Other (i)         6,261           4,220         648           (7)           (346)          (52)      4,463         (1,798)
                 ------    ------------    --------    ---------   -------------   -----------    --------   ------------
                 26,837          20,597       1,720          (25)           (694)          (58)     21,540         (5,297)
                 ======    ============    ========    =========   =============   ===========    ========   ============
Less:
Provision
for
impairment
Land use rights                    (333)         (2)           -               -             -        (335)
Patents                            (179)         (1)           -               -             -        (180)
Other (i)                           (63)        (19)           -               -             -         (82)
                           ------------    --------    ---------   -------------   -----------    --------
                                 20,022       1,698          (25)           (694)          (58)     20,943
                           ============    ========    =========   =============   ===========    ========
-----------------------------------------------------------------------------------------------------------

     Research and development expenditures for the six months ended June 30, 2008 amounted to RMB 5,153 (for the six months ended June 30, 2007: RMB 2,796), which have been recognised in the income statement.

     (i) Other intangible assets include non-proprietary technology and trademark use right.

     (13) LONG-TERM PREPAID EXPENSES

-------------------------------------------------------------------------------------------------------------
                                                           JUNE 30, 2008                    DECEMBER 31, 2007
-------------------------------------------------------------------------------------------------------------
  Advance lease payments (i)                                       9,547                                9,006
  Other                                                            2,855                                3,022
                                         -------------------------------     --------------------------------
                                                                  12,402                               12,028
                                         ===============================     ================================
-------------------------------------------------------------------------------------------------------------

     (i) Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

2008 INTERIM REPORT                                                           81

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (14) PROVISION FOR ASSETS

----------------------------------------------------------------------------------------------------------
                           DECEMBER 31, 2007     PROVISION      REVERSAL       WRITE OFF     JUNE 30, 2008
----------------------------------------------------------------------------------------------------------
Bad debts provision for
 accounts receivable                   2,879            11          (51)            (11)             2,828
Bad debts provision for
 other receivables                     4,051            11          (19)               -             4,043
Bad debts provision for
 advances to suppliers                    28             -             -             (1)                27
Provision for declines
 in the value of
 inventories                             747         1,422             -            (16)             2,153
Provision for impairment
 of available-for-sale
 financial assets                        553            10             -            (19)               544
Provision for impairment
 of long-term equity
 investments                             155            19             -             (5)               169
Provision for impairment
 of fixed assets                       9,794         5,905             -            (74)            15,625
Provision for impairment
 of oil and gas properties             3,211             -             -            (11)             3,200
Provision for impairment
 of construction in
 progress                                285             -             -             (9)               276
Provision for impairment
 of intangible assets                    575            22             -               -               597
                           -----------------     ---------      --------       ---------     -------------
Total                                 22,278         7,400           (70)           (146)           29,462
                           =================     =========      ========       =========     =============
----------------------------------------------------------------------------------------------------------

     (15) SHORT-TERM BORROWINGS

-------------------------------------------------------------------------------------------------------------
                                                                       JUNE 30, 2008        DECEMBER 31, 2007
-------------------------------------------------------------------------------------------------------------
Secured borrowings
  Guarantee -- RMB                                                                30                       30
  Pledge -- RMB                                                                   60                        -
  Impawn -- RMB                                                                1,040                      320
Unsecured borrowings
  Unsecured -- USD                                                            10,452                    5,318
  Unsecured -- RMB                                                            12,348                   11,056
  Unsecured -- HKD                                                             1,887                    2,010
                                                                 -------------------     --------------------
                                                                              25,817                   18,734
                                                                 ===================     ====================
-------------------------------------------------------------------------------------------------------------

     As at June 30, 2008 and December 31, 2007, the above-mentioned short-term guaranteed borrowings are from China Petroleum Finance Company Limited ("CP Finance"), and are guaranteed by the Company and other third parties.

2008 INTERIM REPORT                                                           82

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     As at June 30, 2008, the above-mentioned short-term pledged borrowings and RMB 70 long-term pledged borrowings (Note 7(24)) are secured over the fixed assets with a net book value of RMB 372 (Note 7(8)) (December 31, 2007: Nil).

     As at June 30, 2008, the above-mentioned short-term impawned borrowings are secured over notes receivable of RMB 1,020 (Note 7(2)) (December 31, 2007: RMB
300) and inventories with a net book value of RMB 29 (Note 7(5)) (December 31, 2007: RMB 29).

     As at June 30, 2008, the short-term unsecured borrowings include loans from fellow CNPC subsidiary, CP Finance of RMB 876 (December 31, 2007: RMB 20).

     The weighted average interest rate for short-term borrowings as at June 30, 2008 is 4.88% per annum (December 31, 2007: 5.14%).

     (16) NOTES PAYABLE

     As at June 30, 2008 and December 31, 2007, notes payable represented mainly trade accepted notes. All notes are maturing within one year.

     As at June 30, 2008 and December 31, 2007, there are no notes payable to shareholders who hold 5% or more of the voting rights in the Company.

     (17) ACCOUNTS PAYABLE

     As at June 30, 2008, accounts payable included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 35,385 (December 31, 2007: RMB 29,507).

     As at June 30, 2008, accounts payable aged over one year amounted to RMB 8,027 (December 31, 2007: RMB 7,323), and mainly comprised of payables to several major customers and were not settled.

     (18) ADVANCES FROM CUSTOMERS

     As at June 30, 2008, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 1,215 (December 31, 2007: RMB 924).

2008 INTERIM REPORT                                                           83

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (19) EMPLOYEE COMPENSATION PAYABLE

---------------------------------------------------------------------------------------------------------
                                   DECEMBER 31, 2007         ADDITION        REDUCTION      JUNE 30, 2008
---------------------------------------------------------------------------------------------------------
Wages and salaries, bonuses,
 allowances and subsidies                      7,751           16,321         (19,527)              4,545
Staff welfare                                  1,799            1,330          (2,552)                577
Social security contributions                    708            9,324          (8,718)              1,314
Housing fund                                      44            1,511          (1,467)                 88
Labour union funds and employee
 education funds                               1,076              719            (495)              1,300
Other                                            207            1,206          (1,276)                137
                                   -----------------         --------        --------       -------------
                                              11,585           30,411         (34,035)              7,961
                                   =================         ========        ========       =============
------------------------------------------------------------------------------------------------------------

     As at June 30, 2008, employee compensation payable did not contain any balance in arrears.

     (20) TAXES PAYABLE

-------------------------------------------------------------------------------------------------------
                                                                   JUNE 30, 2008      DECEMBER 31, 2007
-------------------------------------------------------------------------------------------------------
Corporate income tax                                                       2,096                 11,709
Prepaid VAT payable                                                     (13,468)               (12,133)
Business tax payable                                                         153                    255
Consumption tax payable                                                    1,065                  1,335
City maintenance and construction tax payable                                908                    795
Educational surcharge payable                                                803                    407
Compensation on mineral resources                                          1,891                  1,493
Resources tax payable                                                        436                    515
Crude oil special levy payable                                            25,919                 17,001
Other                                                                      2,459                  1,431
                                                                 ---------------      -----------------
                                                                          22,262                 22,808
                                                                 ===============      =================
-------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           84

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (21) OTHER PAYABLES

     As at June 30, 2008, other payables included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 5,717 (December 31, 2007: RMB 2,625).

     As at June 30, 2008, other payables that aged over one year amounted to RMB 3,750 (December 31, 2007: RMB 2,619), and mainly comprised of payable to several major counterparts that had not been settled.

     As at June 30, 2008, other payables mainly comprised of deposits and payments made on behalf.

     (22) PROVISIONS

----------------------------------------------------------------------------------------------------------
                                 DECEMBER 31, 2007           ADDITION       REDUCTION        JUNE 30, 2008
----------------------------------------------------------------------------------------------------------
Assets retirement
 obligations (i)                            24,761              1,303             (98)              25,966
Other                                          715                 62            (217)                 560
                                ------------------     --------------     -----------     ----------------
                                            25,476              1,365            (315)              26,526
                                ==================     ==============     ===========     ================
-------------------------------------------------------------------------------------------------------------

     (i)  Assets retirement obligations are related to oil and gas properties.

     (23) CURRENT PORTION OF NON-CURRENT LIABILITIES

------------------------------------------------------------------------------------------------------------
                                                                       JUNE 30, 2008       DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------
Long-term borrowings due within one year
Secured borrowings
  Guarantee -- USD                                                                61                      62
Unsecured borrowings
  Unsecured -- RMB                                                            10,253                   7,552
  Unsecured -- USD                                                             2,929                   3,761
  Unsecured -- Other                                                              26                      37
                                                                  ------------------     -------------------
                                                                              13,269                  11,412
Debentures payable due within one year                                           171                     240
                                                                  ------------------     -------------------
                                                                              13,440                  11,652
                                                                  ==================     ===================
------------------------------------------------------------------------------------------------------------

     As at June 30, 2008, unsecured borrowings of RMB 10,462 (December 31, 2007:
RMB 5,520) were from CP Finance.

     The above-mentioned long-term guaranteed borrowings due within one year were guaranteed by CNPC.

2008 INTERIM REPORT                                                           85

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (24) LONG-TERM BORROWINGS

----------------------------------------------------------------------------------------------------------
                                                                     JUNE 30, 2008       DECEMBER 31, 2007
----------------------------------------------------------------------------------------------------------
Secured borrowings
  Pledge -- RMB                                                                 70                       -
  Pledge -- USD                                                              4,129                   3,287
  Guarantee -- USD                                                             439                     498
Unsecured borrowings
  Unsecured -- RMB                                                          30,197                  32,687
  Unsecured -- USD                                                           9,209                   9,961
  Unsecured -- Other                                                           269                     284
                                                                 -----------------      ------------------
                                                                            44,313                  46,717
Less: Long-term borrowings due within one year (Note 7(23))                (13,269)                (11,412)
                                                                 -----------------      ------------------
                                                                            31,044                  35,305
                                                                 =================      ==================
----------------------------------------------------------------------------------------------------------

     As at June 30, 2008, the above-mentioned RMB 4,129 long-term pledged borrowings are secured by time deposits of USD 602 million (Note 7(1)) (December 31, 2007: USD 450 million); the above-mentioned RMB 70 long-term pledged borrowings and RMB 60 short-term pledged borrowings (Note 7(15)) are secured by fixed assets with a net book value of RMB 372 (Note 7(8)) (December 31, 2007:
Nil).

     The above-mentioned long-term guaranteed borrowings are guaranteed by CNPC.

     As at June 30, 2008, long-term unsecured borrowings of RMB 24,225 (December 31, 2007: RMB 24,432) are from CP Finance.

     The maturities of long-term borrowings at the dates indicated are analysed as follows:

----------------------------------------------------------------------------------------------------------
                                                                     JUNE 30, 2008       DECEMBER 31, 2007
----------------------------------------------------------------------------------------------------------
  Between one to two years                                                  13,248                   5,572
  Between two to five years                                                  5,655                  17,533
  After five years                                                          12,141                  12,200
                                                                ------------------     -------------------
                                                                            31,044                  35,305
                                                                ==================     ===================
-------------------------------------------------------------------------------------------------------------

     The weighted average interest rate for long-term borrowings on June 30, 2008 is 5.36 % (December 31, 2007: 5.47%).

2008 INTERIM REPORT                                                           86

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     Long-term borrowings including long-term borrowings due within one year are listed by bank as below:

----------------------------------------------------------------------------------------------------------
                                                                     JUNE 30, 2008       DECEMBER 31, 2007
----------------------------------------------------------------------------------------------------------
Industrial and Commercial Bank of China Ltd.                                 7,400                   7,400
China Construction Bank Corporation                                          2,446                   2,913
Bank of China                                                                2,619                   2,851
Bank of Communications                                                           -                   1,000
China Development Bank                                                         900                   1,800
The World Bank                                                                 439                     498
CP Finance                                                                  24,225                  24,432
Other bank borrowings                                                        5,341                   5,353
Other foreign government or company borrowings                                 943                     470
                                                                ------------------     -------------------
                                                                            44,313                  46,717
                                                                ==================     ===================
----------------------------------------------------------------------------------------------------------

     The fair value of the above-mentioned borrowings amounted to RMB 43,977 (December 31, 2007: RMB 46,343). The fair value is based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as at balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the borrowings).

     (25) DEBENTURES PAYABLE

--------------------------------------------------------------------------------------------------------------------------
                                   DATE OF          TERM OF     ANNUAL     DECEMBER 31,                           JUNE 30,
DEBENTURES' NAME    CURRENCY         ISSUE       DEBENTURES      RATE%             2007    ADDITION   REDUCTION       2008
--------------------------------------------------------------------------------------------------------------------------
2003 PetroChina          RMB   October 28,        10 - year       4.11            1,500           -           -      1,500
 Company                              2003
 Limited
 Corporate
 debentures
2006 PetroChina          RMB   October 23,         5 - year       3.76            2,000           -           -      2,000
 Company                             2006
 Limited
 Corporate
 debentures
Other                                                                             1,123           -        (209)       914
                                                                           ------------    --------   ---------   --------
                                                                                  4,623           -        (209)     4,414
                                                                                           ========   =========
Less:
 Debentures
 Payable due
 within one
 year                                                                              (240)                              (171)
                                                                           ------------                           --------
                                                                                  4,383                              4,243
                                                                           ============                           ========
--------------------------------------------------------------------------------------------------------------------------

     The above-mentioned debentures were issued at the par value, without premium or discount.

2008 INTERIM REPORT                                                           87

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     The fair value of the debentures amounts to RMB 3,919 (December 31, 2007:
RMB 4,104). The fair value is based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as at the balance sheet date of the Company's availability of financial instruments (terms and characteristics similar to the borrowings).

     (26) DEFERRED TAX ASSETS AND LIABILITIES

     (A)  DEFERRED TAX ASSETS

----------------------------------------------------------------------------------------------------------
                                                  JUNE 30, 2008                   DECEMBER 31, 2007
                                         -----------------------------------------------------------------
                                                              DEDUCTIBLE                        DEDUCTIBLE
                                                DEFERRED       TEMPORARY        DEFERRED         TEMPORARY
                                              TAX ASSETS     DIFFERENCES      TAX ASSETS       DIFFERENCES
----------------------------------------------------------------------------------------------------------
Provision for assets impairment                    6,414          28,187           4,934            21,288
Asset retirement obligations                       1,875           7,992           1,517             6,128
Wages and welfare                                    417           1,782           1,301             5,271
Loss that can be carried forward                     102             377              95               343
Other                                              9,480          37,823           5,024            20,149
                                         ---------------     -----------      ----------       -----------
                                                  18,288          76,161          12,871            53,179
                                         ===============     ===========      ==========       ===========
----------------------------------------------------------------------------------------------------------

     (B)  DEFERRED TAX LIABILITIES

----------------------------------------------------------------------------------------------------------
                                                  JUNE 30, 2008                   DECEMBER 31, 2007
                                         -----------------------------------------------------------------
                                               DEFERRED          TAXABLE        DEFERRED           TAXABLE
                                                    TAX        TEMPORARY             TAX         TEMPORARY
                                            LIABILITIES      DIFFERENCES     LIABILITIES       DIFFERENCES
----------------------------------------------------------------------------------------------------------
Depreciation and depletion of fixed
 assets and oil and gas properties               13,439           52,463          11,681            45,380
Amortisation of intangible assets                    76              302             109               435
Other                                                35              141              93               375
                                         --------------      -----------     -----------       -----------
                                                 13,550           52,906          11,883            46,190
                                         ==============      ===========     ===========       ===========
----------------------------------------------------------------------------------------------------------

2008 INTERIM REPORT                                                           88

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (27) SHARE CAPITAL

----------------------------------------------------------------------------------------------------------
                                                              JUNE 30, 2008              DECEMBER 31, 2007
----------------------------------------------------------------------------------------------------------
  H shares                                                           21,099                         21,099
  A shares                                                          161,922                        161,922
                                                 --------------------------    ---------------------------
                                                                    183,021                        183,021
                                                 ==========================    ===========================
----------------------------------------------------------------------------------------------------------

     The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., and the result of the valuation had been approved by the MOF issuing Cai Ping Zi [1999] No. 490 "Letter regarding the appraisal report on the valuation of CNPC's assets proposed to be injected into PetroChina Company Limited". In accordance with MOF's approval Cai Guan Zi [1999] No. 335 "Reply to the query in relation to PetroChina Company Limited's (in the progress of registration) state-owned equity management", the above-mentioned net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

     Pursuant to the approval of China Securities Regulatory Commission ("CSRC") Zheng Jian Fa Xing Zi [2000] No.1 "Reply regarding the approval of PetroChina Company Limited's issuance of foreign capital stock", on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

     The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

     Pursuant to the approval of CSRC Zheng Jian Guo He Zi [2005] No.23 "Reply regarding the approval of PetroChina Company Limited issuance of additional foreign capital stock", the Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina's issuance of new H shares.

     Pursuant to the approval of CSRC Zheng Jian Fa Xing Zi [2007] No.349 "The Circular regarding the approval of PetroChina Company Limited's initial public offering", the Company issued 4,000,000,000 A shares with a par value of RMB
1.00 yuan per share with the price of RMB 16.70 yuan per share on October 31, 2007, and the net proceeds to the Company amounted to approximately RMB 66,243. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

2008 INTERIM REPORT                                                           89

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (28) CAPITAL SURPLUS

                                                        DECEMBER 31,                          JUNE 30,
                                                            2007       ADDITION   REDUCTION     2008
                                                        ------------   --------   ---------   --------
Capital premium                                            83,251          --         --       83,251
Other capital surplus
   Capital surplus under the old CAS                       40,955          --         --       40,955
   Fair value gains of available-for-sale investments         261          --       (158)         103
   Purchase of minority interests in subsidiaries          (2,275)         --        (15)      (2,290)
                                                          -------         ---       ----      -------
                                                          122,192          --       (173)     122,019
                                                          =======         ===       ====      =======

     (29) SURPLUS RESERVES

                                                        DECEMBER 31,                          JUNE 30,
                                                            2007       ADDITION   REDUCTION     2008
                                                        ------------   --------   ---------   --------
Statutory Surplus Reserves                                 102,656         --         --       102,656
Discretionary Surplus Reserves                                  40         --         --            40
                                                           -------        ---        ---       -------
                                                           102,696         --         --       102,696
                                                           =======        ===        ===       =======

     Pursuant to the Company Law of PRC, the Company's Articles of Association and the resolution of Board of Director, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company's registered capital. The Statutory Surplus Reserves may be used to make good previous years' losses or to increase the capital of the Company upon approval.

     The Discretionary Surplus Reserves is approved by a resolution of shareholders' general meeting after BOD's proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years' losses or to increase the capital of the Company. The Company have not extracted Discretionary Surplus Reserves for the six months ended June 30, 2008 (for the six months ended June 30, 2007: Nil).

2008 INTERIM REPORT                                                          90

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (30) UNDISTRIBUTED PROFITS

     At the meeting on August 27, 2008, the Board of Directors proposed interim dividends attributable to equity holders of the Company of RMB 0.131827 yuan per share amounting to a total of RMB 24,127, according to the issued 183,021 million shares, as authorised by shareholders in the Annual General Meeting on May 15, 2008.

     At the meeting on March 19, 2008, the Board of Directors proposed final cash dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.156859 yuan per share, amounting to a total of RMB 28,708, according to the issued 183,021 million shares as approved by shareholders in the Annual General Meeting at May 15, 2008.

     At the meeting on March 19, 2007, the Board of Directors proposed final cash dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.154699 yuan per share, amounting to a total of RMB 27,694, according to the issued 179,021 million shares, as approved by shareholders in the Annual General Meeting on May 16, 2007.

     (31) MINORITY INTEREST

     Minority interest attributable to minority shareholders of subsidiaries:

                                                   JUNE 30,   DECEMBER 31,
                                                     2008         2007
                                                   --------   ------------
Daqing Yu Shu Lin Oilfield Company Limited             348          336
CNPC Exploration and Development Company Limited    26,578       16,773
PetroKazakhstan Inc.                                 7,187        8,163
Other                                               12,483       12,432
                                                    ------       ------
                                                    46,596       37,704
                                                    ======       ======

2008 INTERIM REPORT                                                           91

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (32) OPERATING INCOME AND COST OF SALES

                                                   GROUP                          COMPANY
                                       -----------------------------   -----------------------------
                                        FOR THE SIX     FOR THE SIX     FOR THE SIX     FOR THE SIX
                                        MONTHS ENDED    MONTHS ENDED    MONTHS ENDED    MONTHS ENDED
                                       JUNE 30, 2008   JUNE 30, 2007   JUNE 30, 2008   JUNE 30, 2007
                                       -------------   -------------   -------------   -------------
Income from principal operations (a)      534,027         384,478         385,270         284,361
Income from other operations               15,495           8,248           7,745           6,030
                                          -------         -------         -------         -------
                                          549,522         392,726         393,015         290,391
                                          =======         =======         =======         =======

     Income from principal operations from the Group's five largest customers for the year ended June 30, 2008 was RMB 99,582, representing 18% of the Group's total operating income. Income from principal operations from the Company's five largest customers for the year ended June 30, 2008 was RMB 56,683, representing 14% of the Company's total operating income.

     (A) INCOME FROM AND COST OF PRINCIPAL OPERATIONS

                                                         GROUP
                                       -----------------------------------------
                                        FOR THE SIX MONTHS    FOR THE SIX MONTHS
                                       ENDED JUNE 30, 2008   ENDED JUNE 30, 2007
                                       -------------------   -------------------
                                        INCOME      COST      INCOME      COST
                                       --------   --------   --------   --------
Exploration and production              308,180    116,385    202,117     81,844
Refining and marketing                  446,994    471,905    311,471    278,264
Chemicals and marketing                  59,118     48,148     48,747     39,819
Natural gas and pipeline                 30,580     21,449     22,953     16,267
Other                                       345         65        276         50
Intersegment elimination               (311,190)  (310,600)  (201,086)  (200,683)
                                       --------   --------   --------   --------
Total                                   534,027    347,352    384,478    215,561
                                       ========   ========   ========   ========

                                                        COMPANY
                                       -----------------------------------------
                                        FOR THE SIX MONTHS    FOR THE SIX MONTHS
                                       ENDED JUNE 30, 2008   ENDED JUNE 30, 2007
                                       -------------------   -------------------
                                        INCOME      COST      INCOME      COST
                                       --------   --------   --------   --------
Exploration and production              252,805    151,537    158,805    104,412
Refining and marketing                  304,858    332,973    219,192    191,768
Chemicals and marketing                  58,742     47,831     42,608     34,825
Natural gas and pipeline                 27,387     20,133     20,646     15,126
Other                                        39         53         --         --
Intersegment elimination               (258,561)  (249,179)  (156,890)  (156,486)
                                       --------   --------   --------   --------
Total                                   385,270    303,348    284,361    189,645
                                       ========   ========   ========   ========

2008 INTERIM REPORT                                                           92

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (33) TAX AND LEVIES ON OPERATIONS

                                                                 FOR THE SIX MONTHS    FOR THE SIX MONTHS
                                                                ENDED JUNE 30, 2008   ENDED JUNE 30, 2007
                                                                -------------------   -------------------
Business tax                                                              462                   380
City maintenance and construction tax                                   3,167                 2,408
Educational surcharge                                                   1,546                 1,152
Consumption tax                                                         7,035                 6,345
Resource tax                                                            1,635                 1,538
Crude oil special levy                                                 47,816                14,942
Other                                                                     230                    88
                                                                       ------                ------
                                                                       61,891                26,853
                                                                       ======                ======

     (34) FINANCE EXPENSES

                                                                 FOR THE SIX MONTHS    FOR THE SIX MONTHS
                                                                ENDED JUNE 30, 2008   ENDED JUNE 30, 2007
                                                                -------------------   -------------------
Interest expense                                                       1,635                 2,050
Less: Interest income                                                 (1,404)                 (819)
Exchange losses                                                        2,332                   923
Less: Exchange gains                                                  (1,304)                 (581)
Other                                                                    189                    83
                                                                      ------                ------
                                                                       1,448                 1,656
                                                                      ======                ======

     (35) ASSET IMPAIRMENT LOSSES

                                                                 FOR THE SIX MONTHS    FOR THE SIX MONTHS
                                                                ENDED JUNE 30, 2008   ENDED JUNE 30, 2007
                                                                -------------------   -------------------
Impairment losses for bad debts provision                                (48)               (2,254)
Impairment losses for declines in the value of inventories             1,422                   (68)
Impairment losses for available-for-sale financial assets                 10                    --
Impairment losses for fixed assets and oil and gas properties          5,905                    --
Impairment losses for intangible assets                                   22                    --
Impairment losses for long-term equity investments                        19                     5
                                                                      ------                ------
                                                                       7,330                (2,317)
                                                                      ======                ======

2008 INTERIM REPORT                                                           93

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (36) INVESTMENT INCOME

                                                                   GROUP
                                                       -----------------------------
                                                        FOR THE SIX     FOR THE SIX
                                                        MONTHS ENDED    MONTHS ENDED
                                                       JUNE 30, 2008   JUNE 30, 2007
                                                       -------------   -------------
Gains on available-for-sale financial assets                 108             187
Share of profit of associates and jointly controlled
   entities                                                4,226           2,593
(Losses)/Gains on disposal of long-term equity
   investments                                                (3)            310
Other                                                        (34)             --
                                                           -----           -----
                                                           4,297           3,090
                                                           =====           =====

                                                                   COMPANY
                                                       -----------------------------
                                                        FOR THE SIX     FOR THE SIX
                                                        MONTHS ENDED    MONTHS ENDED
                                                       JUNE 30, 2008   JUNE 30, 2007
                                                       -------------   -------------
Gains on available-for-sale financial assets                  92             169
Share of profit of associates and jointly controlled
   entities                                                  119             392
Dividends declared by subsidiaries                        43,823          29,533
(Losses)/Gains on disposal of long-term equity
   investments                                                (5)            310
Other                                                         75              --
                                                          ------          ------
                                                          44,104          30,404
                                                          ======          ======

     (37) NON-OPERATING INCOME AND EXPENSES

     (A) NON-OPERATING INCOME

                                                        FOR THE SIX     FOR THE SIX
                                                        MONTHS ENDED    MONTHS ENDED
                                                       JUNE 30, 2008   JUNE 30, 2007
                                                       -------------   -------------
Gains on disposal of fixed assets and oil and gas
properties                                                    68            549
Government grants (i)                                      5,251            536
Other                                                        295            356
                                                           -----          -----
                                                           5,614          1,441
                                                           =====          =====

(i) Mainly includes government subsidy provided by the State to ensure supply of crude oil and refined oil recognised by the Group for the six months ended June 30, 2008.

2008 INTERIM REPORT                                                           94

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (B) NON-OPERATING EXPENSES

                                                        FOR THE SIX     FOR THE SIX
                                                        MONTHS ENDED    MONTHS ENDED
                                                       JUNE 30, 2008   JUNE 30, 2007
                                                       -------------   -------------
Losses on disposal of fixed  assets and oil and gas
   properties                                                386             289
Fines                                                      1,278              10
Donation                                                      96              97
Extraordinary losses                                         493             267
Other                                                        880             418
                                                           -----           -----
                                                           3,133           1,081
                                                           =====           =====

     (38) TAXATION

                                                        FOR THE SIX     FOR THE SIX
                                                       MONTHS ENDED     MONTHS ENDED
                                                       JUNE 30, 2008   JUNE 30, 2007
                                                       -------------   -------------
Income tax                                                 21,515         25,415
Deferred tax                                               (3,606)           582
                                                           ------         ------
                                                           17,909         25,997
                                                           ======         ======

     The reconciliation from profit before taxation presented in the financial statements to the taxation is as follows:

                                                        FOR THE SIX     FOR THE SIX
                                                        MONTHS ENDED    MONTHS ENDED
                                                       JUNE 30, 2008   JUNE 30, 2007
                                                       -------------   -------------
Profit before taxation                                     73,206        106,294
Tax calculated at a tax rate of 25% (2007: 33%)            18,302         35,077
Prior year tax return adjustment                               25            451
Effect of income taxes from international
   operations in excess of taxes at the PRC
   statutory tax rate                                       4,638            399
Effect of preferential tax rate                            (5,752)        (8,131)
Effect of the new CIT law on deferred tax                      --         (1,245)
Tax effect of income not subject to tax                    (1,193)        (1,274)
Tax effect of expenses not deductible for tax
   purposes                                                 1,889            720
                                                           ------         ------
Taxation                                                   17,909         25,997
                                                           ======         ======

2008 INTERIM REPORT                                                           95

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (39) EARNINGS PER SHARE

     Basic and diluted earnings per share

     Basic and diluted earnings per share for the six months ended June 30, 2008 have been computed by dividing profit attributable to equity holders of the Company by the number of 183,021 million shares issued and outstanding during the period.

     Basic and diluted earnings per share for the six months ended June 30, 2007 have been computed by dividing profit attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding during the period.

     There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

     (40) NOTES TO CONSOLIDATED CASH FLOW STATEMENTS

     (A) RECONCILIATION FROM THE NET PROFIT TO THE CASH FLOW OPERATING
ACTIVITIES

                                                        FOR THE SIX     FOR THE SIX
                                                        MONTHS ENDED    MONTHS ENDED
                                                       JUNE 30, 2008   JUNE 30, 2007
                                                       -------------   -------------
Net profit                                                 55,297         80,297
Add: Assets impairment losses                               7,330         (2,317)
   Depreciation and depletion of fixed assets
      and oil and gas properties                           39,961         34,323
   Amortisation of intangible assets                          694            573
   Amortisation of long-term prepaid expenses                 899            786
   Losses on disposal of fixed assets, oil and
      gas properties, intangible assets and other
      long-term assets (including dry holes)                6,954          5,863
   Finance expenses                                           231          1,231
   Investment income                                       (4,297)        (3,090)
   (Increase)/Decrease in deferred tax assets              (5,451)         1,442
   Increase/(Decrease) in deferred tax
      liabilities                                           1,845           (860)
   Increase in inventories                                (11,515)        (8,221)
   Increase in operating receivables                      (32,968)       (20,519)
   Increase in operating payables                          25,026         22,669
                                                          -------        -------
Net cash from operating activities                         84,006        112,177
                                                          =======        =======

2008 INTERIM REPORT                                                           96

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (B) NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS

                                                        FOR THE SIX     FOR THE SIX
                                                        MONTHS ENDED    MONTHS ENDED
                                                       JUNE 30, 2008   JUNE 30, 2007
                                                       -------------   -------------
Cash at end of the period                                 58,840          71,771
Less: Cash at beginning of the period                    (65,494)        (48,559)
Add: Cash equivalents at end of the period                    --              --
Less: Cash equivalents at beginning of the period             --              --
                                                         -------         -------
Net (decrease)/increase in cash and cash
   equivalents                                            (6,654)         23,212
                                                         =======         =======

     (C) CASH AND CASH EQUIVALENTS

                                                       JUNE 30, 2008   DECEMBER 31, 2007
                                                       -------------   -----------------
Cash at bank and on hand                                   74,377           88,589
Less: Time deposits with maturities over 3 months         (15,537)         (23,095)
                                                          -------          -------
Cash and cash equivalents at end of the period             58,840           65,494
                                                          =======          =======

2008 INTERIM REPORT                                                           97

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

8    SEGMENT REPORTING

     (1) PRINCIPAL REPORTING FORMAT OF THE GROUP - BUSINESS SEGMENTS

     (A) SEGMENT INFORMATION AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2008 IS AS FOLLOWS:

                                  EXPLORATION   REFINING    CHEMICALS    NATURAL
                                      AND          AND         AND      GAS AND
                                  PRODUCTION    MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
                                  -----------   ---------   ---------   --------   -------   ---------
Revenue                              316,876     451,737      60,463     30,902        734     860,712
Less: Intersegment revenue          (255,871)    (46,481)     (5,145)    (3,390)      (303)   (311,190)
                                    --------    --------     -------     ------     ------   ---------
Revenue from external customers       61,005     405,256      55,318     27,512        431     549,522
                                    ========    ========     =======     ======     ======   =========
Segment expenses(i)                 (170,755)   (264,395)    (22,718)    (7,400)    (9,048)   (474,316)
                                                                                             ---------
Segment result                       127,105     (57,909)      6,149      8,207     (8,346)     75,206
                                                                                             ---------
Unallocated expenses                                                                            (4,481)
                                                                                             ---------
Operating profit                                                                                70,725
                                                                                             =========
Segment assets                       539,018     341,316     102,422    101,340    891,161   1,975,257
Deferred tax assets                                                                             18,288
Elimination of intersegment
   balances                                                                                   (934,149)
                                                                                             ---------
Total assets                                                                                 1,059,396
                                                                                             =========
Segment liabilities                  266,115     195,465      34,847     59,913    242,882     799,222
Deferred tax liabilities                                                                        13,550
Other                                                                                           22,262
Elimination of intersegment
   balances                                                                                   (518,383)
                                                                                             ---------
Total liabilities                                                                              316,651
                                                                                             =========
Depreciation, depletion and
   amortisation                       29,332       5,658       3,025      3,169        370      41,554
Capital expenditure
   - Tangible assets                  47,053       6,527       4,307     12,845        961      71,693
   - Intangible assets                   174       1,370          81         35         68       1,728

2008 INTERIM REPORT                                                           98

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (B) SEGMENT INFORMATION AS AT AND FOR THE YEAR ENDED JUNE 30, 2007 IS AS
     FOLLOWS:

                                  EXPLORATION   REFINING    CHEMICALS    NATURAL
                                      AND          AND         AND      GAS AND
                                  PRODUCTION    MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
                                  -----------   ---------   ---------   --------   -------   ---------
Revenue                             205,390      314,863      49,860     23,216        483     593,812
Less: Intersegment revenue         (165,789)     (26,842)     (5,036)    (3,191)      (228)   (201,086)
                                   --------     --------     -------     ------    -------   ---------
Revenue from external customers      39,601      288,021      44,824     20,025        255     392,726
                                   ========     ========     =======     ======    =======   =========
Segment expenses (i)               (110,861)    (151,058)    (18,833)    (6,299)    (3,492)   (290,543)
                                                                                             ---------
Segment result                       90,954        3,552       4,587      6,101     (3,011)    102,183
                                                                                             ---------
Unallocated expenses                                                                             3,751
                                                                                             ---------
Operating profit                                                                               105,934
                                                                                             =========
Segment assets                      448,685      230,998      80,129     74,501    626,958   1,461,271
Deferred tax assets                                                                             12,949
Elimination of intersegment
   balances                                                                                   (594,747)
                                                                                             ---------
Total assets                                                                                   879,473
                                                                                             =========
Segment liabilities                 232,335      138,376      35,049     42,527     80,855     529,142
Deferred tax liabilities                                                                        11,628
Other                                                                                           22,670
Elimination of intersegment
   balances                                                                                   (302,103)
                                                                                             ---------
Total liabilities                                                                              261,337
                                                                                             =========
Depreciation, depletion and
   amortisation                      24,234        5,314       2,938      2,895        301      35,682
Capital expenditure

   - Tangible assets                 42,196        4,841       1,163      2,471        350      51,021
   - Intangible assets                   94          789           4         37         --         924

(i) Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.

2008 INTERIM REPORT                                                           99

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (2) SECONDARY REPORTING FORMAT OF THE GROUP - GEOGRAPHICAL SEGMENTS

                                     FOR THE SIX MONTHS   FOR THE SIX  MONTHS
                                           ENDED                 ENDED
REVENUE FROM EXTERNAL CUSTOMERS        JUNE 30, 2008         JUNE 30, 2007
-------------------------------      ------------------   -------------------
PRC                                        519,845             380,444
Other (Exploration and Production)          29,677              12,282
                                           -------             -------
                                           549,522             392,726
                                           =======             =======


TOTAL ASSETS                         JUNE 30, 2008   JUNE 30, 2007
------------                         -------------   -------------
PRC                                      968,331        826,235
Other (Exploration and Production)        91,065         53,238
                                       ---------        -------
                                       1,059,396        879,473
                                       =========        =======

9   RELATED PARTIES AND RELATED PARTY TRANSACTIONS

     (1) PARENT COMPANY AND SUBSIDIARIES

     Details about subsidiaries and related information are disclosed in Note 6.

     The parent company of the Company is CNPC. CNPC is registered in China which is principally engaged in exploration, development, production, transportation, sale of petroleum products and cooperation. As at June 30, 2008, equity interest and voting interest of CNPC were 86.29% (December 31, 2007:
86.29%).

     (2) NATURE OF RELATED PARTIES THAT ARE NOT CONTROLLED BY THE COMPANY

NAMES OF RELATED PARTIES                                             RELATIONSHIP WITH THE COMPANY
------------------------                                             -----------------------------
Dalian West Pacific Petrochemical Co., Ltd.                                              Associate
China Marine Bunker (Petrochina) Co., Ltd.                               Jointly controlled entity
Dagang Oilfield (Company) Company Limited                                Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Company Limited                    Fellow subsidiary of CNPC
China Petroleum Logging Company Limited                                  Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau                                   Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau                                      Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau                                          Fellow subsidiary of CNPC
Daqing Petrochemical Factory                                             Fellow subsidiary of CNPC
China Petroleum Material Equipment Company                               Fellow subsidiary of CNPC
China Petroleum Finance Company Limited                                  Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation       Fellow subsidiary of CNPC
China National United Oil Corporation                                    Fellow subsidiary of CNPC

2008 INTERIM REPORT                                                          100

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (3) SUMMARY OF SIGNIFICANT RELATED PARTY TRANSACTIONS

     Related party transactions with CNPC and its subsidiaries:

                                                                FOR THE SIX     FOR THE SIX
                                                                MONTHS ENDED    MONTHS ENDED
                                                        NOTE   JUNE 30, 2008   JUNE 30, 2007
                                                        ----   -------------   -------------
Sales of goods and services rendered to CNPC and its
   subsidiaries                                         (1)        20,946          13,611
Purchase of services from CNPC and its subsidiaries:
   Fees paid for construction and technical services:   (2)
      - Exploration and development services            (2a)       24,426          22,994
      - Other construction and technical services       (2b)       18,047           9,921
   Fees for production services                         (3)        38,350          11,653
   Social services charges                              (4)         1,152             998
   Ancillary services charges                           (5)         1,185           1,038
   Commission expenses and other charges                (6)           295             307
Interest income received from related companies         (7)            64              70
Interest expense paid to CP Finance                     (8)           672             490
Rental paid to CNPC Company                             (9)         1,036           1,018
Purchases of assets from CNPC and its subsidiaries      (10)        1,720             956

Note:

(1) Sales of goods and services represent sales of crude oil, petroleum products and chemicals at market prices.

(2) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of not more than 15%, including exploration and development services and oilfield construction services.

(2a) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

(2b) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc..

(3) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery etc. at cost or market prices.

(4) These represent expenditures for social welfare and support services based on the number of employees, total income or total assets which are charged at cost.

2008 INTERIM REPORT                                                          101

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

(5) Ancillary service charges represent mainly fees for property management, the provision of training centres, guesthouses, canteens, public shower rooms, etc. at market prices.

(6) CNPC purchases raw materials on behalf of the Group and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(7) The bank deposits in CP Finance as at June 30, 2008 were RMB 7,337 (December 31, 2007: RMB 8,393). Interest income is calculated according to the prevailing interest rates.

(8) The loans from CP Finance including short-term borrowings, long-term borrowings due within one year and long-term borrowings as at June 30, 2008 were RMB 25,131 (December 31, 2007: RMB 24,482).

(9) Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(10) Purchases of assets principally represent the purchases of manufacturing equipment, office equipment, transportation equipment, etc. at market prices.

(11) Besides the investment in CP Finance RMB 377 as at June 30, 2008 (December 31, 2007: RMB 377), the Group did not have any individual investment in CNPC and its subsidiaries greater than RMB 100. The Group's equity interest in CP Finance as at June 30, 2008 was 9.5% (December 31, 2007: 9.5%). CP Finance's operating period started in 1995, without limited date for ending.

     Related party transactions with associates and jointly controlled entities:

                            FOR THE SIX MONTHS ENDED   FOR THE SIX MONTHS ENDED
                                  JUNE 30, 2008              JUNE 30, 2007
                            ------------------------   ------------------------
(a) Sales of goods
    - Crude oil                          --                       1,570
    - Refined products                4,436                      11,131
    - Chemical products                  90                         753
(b) Purchases of goods                  184                      12,136
(c) Purchases of services                49                          27

2008 INTERIM REPORT                                                          102

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (4) COMMISSIONED LOANS

     The Company, its subsidiaries and associates commissioned CP Finance and other financial institutions to provide loans with interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As at June 30, 2008, the eliminated commissioned loans totalled RMB 28,411 including short-term loans of RMB 17,444, loans due within one year of RMB 1,265 and long-term loans of RMB 9,702.

     (5) GUARANTEES

     The Group provided guarantees of loans for associates, see Note 10(1).

     CNPC provided guarantees of loans for the Group, see Note 7(23) and 7(24).

     (6) RECEIVABLES AND PAYABLES WITH RELATED PARTIES

     (A) ACCOUNTS RECEIVABLE / OTHER RECEIVABLES / ADVANCES TO SUPPLIERS

                                             JUNE 30, 2008   DECEMBER 31, 2007
                                             -------------   -----------------
CNPC and its subsidiaries
   Accounts receivable                            2,271            3,796
   Other receivables                              1,987            2,351
   Advances to suppliers                         32,147            7,984
Associates and jointly controlled entities
   Accounts receivable                              172              296
   Other receivables                              1,399            2,300
   Advances to suppliers                            175              112

     As at June 30, 2008, the receivables from related parties represented 37% (December 31, 2007: 28%) of total receivables.

2008 INTERIM REPORT                                                          103

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (B) ACCOUNTS PAYABLE / OTHER PAYABLES / ADVANCES FROM CUSTOMERS

                                             JUNE 30, 2008   DECEMBER 31, 2007
                                             -------------   -----------------
CNPC and its subsidiaries
   Accounts payable                              35,385            29,507
   Other payables                                 5,717             2,625
   Advances from customers                        1,215               924
Associates and jointly controlled entities
   Accounts payable                                  27                35
   Other payables                                   577                 3
   Advances from customers                          280                65

     As at June 30, 2008, the payables to related parties represented 26% (December 31, 2007: 25%) of total payables.

     (7) SUMMARY OF TRANSACTIONS WITH SUBSIDIARIES

     Significant related party transactions with subsidiaries:

                        FOR THE SIX MONTHS ENDED   FOR THE SIX MONTHS ENDED
                              JUNE 30, 2008             JUNE 30 , 2007
                        ------------------------   ------------------------
(a) Sales of goods                 3,353                      2,521
(b) Purchase of goods            154,216                    100,643

     Receivables and payables with subsidiaries:

                    JUNE 30, 2008   DECEMBER 31, 2007
                    -------------   -----------------
Other receivables       11,965            12,997
Other payables          42,612            33,227

     (8) KEY MANAGEMENT PERSONNEL COMPENSATION

                                        FOR THE SIX MONTHS ENDED   FOR THE SIX MONTHS ENDED
                                              JUNE 30, 2008              JUNE 30, 2007
                                        ------------------------   ------------------------
                                                 RMB'000                    RMB'000
Key management personnel compensation             4,015                      3,334

2008 INTERIM REPORT                                                          104

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

10   CONTINGENT LIABILITIES

     (1) BANK AND OTHER GUARANTEES

     At June 30, 2008, the Group had contingent liabilities in respect of guarantees made to CP Finance, a subsidiary of CNPC from which it is anticipated that no material liabilities will arise.

                                             JUNE 30, 2008   DECEMBER 31, 2007
                                             -------------   -----------------
Guarantee of borrowings of associates from
   CP Finance                                      69                77
                                                  ---               ---
                                                   69                77
                                                  ===               ===

     (2) ENVIRONMENTAL LIABILITIES

     CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot be reasonably estimated at present, and could be material. Under existing legislation, however, the management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements that will have a material adverse effect on the financial position of the Group.

     (3) LEGAL CONTINGENCIES

     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

      (4) LEASING OF ROADS, LAND AND BUILDINGS

     According to the Restructuring Agreement entered into between the Company and CNPC in 2000:

     CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

     CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

     CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

2008 INTERIM REPORT                                                          105

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     As at June 30, 2008, CNPC had obtained formal land use right certificates in relation to 27,554 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The management of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.

     (5) GROUP INSURANCE

     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it will not have a material adverse effect on the financial position of the Group.

11   COMMITMENTS

     (1) OPERATING LEASE COMMITMENTS

     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as at June 30, 2008, under non-cancellable operating leases are as follows:

                                             JUNE 30, 2008   DECEMBER 31, 2007
                                             -------------   -----------------
Within one year                                   3,523             3,394
Between one to two years                          3,180             3,077
Between two to three years                        3,153             2,927
Thereafter                                       85,918            84,997
                                                 ------            ------
                                                 95,774            94,395
                                                 ======            ======

     Operating lease expenses for the six months ended on June 30, 2008 was RMB 3,071 (for the six months ended June 30, 2007: RMB 3,166).

2008 INTERIM REPORT                                                          106

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (2) CAPITAL COMMITMENTS

     At June 30, 2008, the Group's capital commitments contracted but not provided for was RMB 9,480 (December 31, 2007: RMB 11,621).

     (3) EXPLORATION AND PRODUCTION LICENSES

     The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 399 for the six months ended June 30, 2008 (for the six months ended June 30, 2007: RMB 354).

     Estimated annual payments for the next five years are as follows:

              JUNE 30, 2008
              -------------
First year         507
Second year        906
Third year         906
Fourth year        906
Fifth year         906

12   FINANCIAL RISK MANAGEMENT

     The Group's activities expose it to a variety of financial risks, including market risk, credit risk.

     (1) FOREIGN EXCHANGE RATE RISK

     The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to meet its needs for normal business operations. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Management is not in a position to anticipate changes in the PRC foreign exchange regulations and as such is unable to reasonably anticipate the impacts on the Group's results of operations or financial position arising from future changes in exchange rates. The Group did not enter into material hedge contracts during any of the years presented to hedge against its foreign exchange rate risk.

2008 INTERIM REPORT                                                          107

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (2) CASH FLOW AND FAIR VALUE INTEREST RATE RISK

     The Group is exposed to the risk arising from changes in interest rates. An analysis of the Group's borrowings, together with their respective interest rates and maturity dates, are included in Note 7(24).

     (3) PRICE RISK

     The Group is engaged in a wide range of petroleum-related activities. Prices of crude oil and petroleum products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts to the Group. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil or petroleum products and therefore the Group is exposed to general price fluctuations of crude oil and petroleum products.

     (4) CREDIT RISK

     Credit risk arises primarily from cash at bank and on hand, accounts receivable, other receivables and notes receivable. As the majority of cash at bank and on hand are placed with state-owned banks and financial institutions, the corresponding credit risk is relatively low. The Group has controls in place to assess the credit quality of its customers. The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable etc. included in the consolidated balance sheet represent the Group's maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

     The Group has no significant concentration of credit risk.

     (5) FAIR VALUE ESTIMATION

     The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at June 30, 2008 and December 31, 2007 are disclosed in the respective accounting policies.

     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hands, accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 7(24).

2008 INTERIM REPORT                                                          108

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

13   OTHER SIGNIFICANT MATTERS

     The Company has adopted a share-based compensation scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective upon the listing of the H shares of the Company on April 7, 2000. Directors, Supervisors and senior executives of the Company are eligible for the scheme and the rights granted thereunder can be exercised from April 8, 2003 to April 7, 2008. The exercise price is the price of the H share as at the initial public offering, being HK$1.28 per share.

     As at April 7, 2008 (being the expiry date of the exercise of the share appreciation rights), none of the holders of the share appreciation rights exercised their rights. The Company therefore derecognised the liability previously accrued of RMB1,400 million in the financial statements of the Group for the six months ended June 30, 2008.

14   CONSOLIDATED NET PROFIT AFTER DEDUCTING NON-RECURRING ITEMS

                                              FOR THE SIX     FOR THE SIX
                                              MONTHS ENDED    MONTHS ENDED
                                             JUNE 30, 2008   JUNE 30, 2007
                                             -------------   -------------
Consolidated net profit                          55,297          80,297
   Net gains/(losses) on disposal
      of non-current assets                         315            (682)
   Other net non-operating expenses               2,450             436
   Government grants                             (4,651)            (41)
   Tax impact on non-recurring items                649              72
                                                 ------          ------
Consolidated net profit after deducting
   non-recurring items                           54,060          80,082
                                                 ======          ======

15   EVENTS AFTER BALANCE SHEET DATE

     At the Extraordinary General Meeting on July 31, 2008, the shareholders approved a proposed issuance of Domestic Corporate Bonds in the PRC with an aggregate principal amount of not more than RMB 60 billion in one or more tranches.

2008 INTERIM REPORT                                                          109

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

     The financial statements of the Group prepared in accordance with CAS differ in certain material aspects from those in accordance with IFRS. A statement of reconciliation of such differences is set out below:

                                                                      FOR THE SIX     FOR THE SIX
                                                                      MONTHS ENDED    MONTHS ENDED
                                                             NOTES   JUNE 30, 2008   JUNE 30, 2007
                                                             -----   -------------   -------------
Consolidated profit for the period under IFRS                           60,854           86,316
Adjustments:
   Depletion of oil and gas properties                        (1)       (4,453)          (3,899)
   Amortisation of revaluation for assets other than fixed
      assets and oil and gas properties in 1999               (2)         (140)             (39)
   Depreciation and depletion of revaluation for fixed
      assets and oil and gas properties in 2003               (3)         (129)             (80)
   Reversal of reversed impairment for non-current assets     (4)          (18)              --
   Adjustment of safety fund                                  (5)       (2,932)              --
   Other                                                                   166              (30)
   Deferred taxation                                          (6)        1,949           (1,971)
                                                                        ------           ------
Consolidated profit for the period under CAS                            55,297           80,297
                                                                        ======           ======

                                                                         JUNE     DECEMBER
                                                               NOTES   30, 2008   31, 2007
                                                               -----   --------   --------
Consolidated shareholders' equity under IFRS                           809,051    776,347
Adjustments:
   Depletion of oil and gas properties                          (1)    (84,115)   (79,662)
   Revaluation, amortisation of disposal of assets other
      than fixed assets and oil and gas properties in 1999      (2)        269        409
   Revaluation,and depreciation and depletion of fixed
      assets and oil and gas properties revalued in 2003        (3)        208        337
   Reversal of reversed impairment for non-current assets
      and related difference on disposal of such non-current
      assets                                                    (4)       (110)       (92)
   Adjustment of safety fund                                    (5)     (6,491)    (3,559)
   Currency translation differences                                        137       (390)
   Other                                                                   691        525
   Deferred taxation                                            (6)     23,105     21,156
                                                                       -------    -------
Consolidated shareholders' equity under CAS                            742,745    715,071
                                                                       =======    =======

2008 INTERIM REPORT                                                          110

                                               NOTES TO THE FINANCIAL STATEMENTS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2008
PETROCHINA COMPANY LIMITED (All amounts in RMB millions unless otherwise stated)
--------------------------------------------------------------------------------

     (1) Depletion of oil and gas properties is provided using the unit of production method under IFRS, while the straight-line method is used under CAS.

     (2) During the restructuring of CNPC and establishment of the Company in 1999 a valuation was carried out on June 30, 1999 for the assets and liabilities CNPC invested in the Company. The valuation results from China Enterprise Appraisals are all recognised in the financial statements under CAS. However, in the financial statements under IFRS, revaluation model is used in subsequent measurement by the Group only for fixed assets and oil and gas properties. Consequently, valuation results other than for fixed assets and oil and gas properties are not recognised in the financial statements under IFRS.

     (3) As the revaluation model is used in subsequent measurement for fixed assets and oil and gas properties by the Group under IFRS, revaluations were carried out by independent appraisers with sufficient regularity. In order to meet the requirements of IFRS, on September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The results of the revaluation were recognised in the financial statements under IFRS. However, fixed assets and oil and gas properties are recognised using the historical cost model under CAS. Consequently, these revaluation results were not recognised in the financial statements under CAS.

     (4) Under CAS, once recognised, any impairment losses for long-term assets, such as fixed assets, oil and gas properties, intangible assets and long-term equity investments, cannot be reversed in subsequent accounting periods. However, under IFRS, if there are changes to the factors which resulted in the original impairment of the long-term asset which result in the recoverable amount being higher than the carrying amount the impairment loss previously recognised shall be reversed.

     (5) In accordance with the "Temporary regulation for safety expense financial management of high risk industry" from MOF and State Administration of Work Safety of PRC, a safety fund has been accrued for the Group's oil and gas exploration, refinery and chemical production activities within the PRC from January 1, 2007. This safety fund has been recognised into the Group's income statement. As the Group did not have specific utilisation plan for this accrued safety fund as at June 30, 2008, it was reversed under IFRS.

     (6) The consequences of (1)-(5) and other differences between IFRS and CAS on deferred taxation.

2008 INTERIM REPORT                                                          111

                           PETROCHINA COMPANY LIMITED
                    UNAUDITED CONSOLIDATED INTERIM CONDENSED

                             PROFIT AND LOSS ACCOUNT

            For the six months ended June 30, 2008 and June 30, 2007

                              (Amounts in millions)

                                                                       SIX MONTHS
                                                                      ENDED JUNE 30
                                                                   -------------------
                                                           NOTES     2008       2007
                                                           -----   --------   --------
                                                                      RMB        RMB
TURNOVER                                                     4      549,522    392,726
                                                                   --------   --------
OPERATING EXPENSES
   Purchases, services and other                                   (294,522)  (166,995)
   Employee compensation costs                                      (30,411)   (22,426)
   Exploration expenses, including exploratory dry holes            (12,848)   (10,607)
   Depreciation, depletion and amortisation                         (42,754)   (31,228)
   Selling, general and administrative expenses                     (27,993)   (23,901)
   Taxes other than income taxes                             5      (65,831)   (28,784)
   Other income, net                                                  2,601        345
                                                                   --------   --------
TOTAL OPERATING EXPENSES                                           (471,758)  (283,596)
                                                                   --------   --------
PROFIT FROM OPERATIONS                                               77,764    109,130
                                                                   --------   --------
FINANCE COSTS
   Exchange gain                                                      1,304        581
   Exchange loss                                                     (2,332)      (923)
   Interest income                                                    1,404        819
   Interest expense                                                  (1,635)    (2,050)
                                                                   --------   --------
TOTAL NET FINANCE COSTS                                              (1,259)    (1,573)
                                                                   --------   --------
SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED
   ENTITIES                                                           4,207      2,785
                                                                   --------   --------
PROFIT BEFORE TAXATION                                       6       80,712    110,342
TAXATION                                                     7      (19,858)   (24,026)
                                                                   --------   --------
PROFIT FOR THE PERIOD                                                60,854     86,316
                                                                   ========   ========
ATTRIBUTABLE TO:
   Equity holders of the Company                                     53,615     81,830
   Minority interest                                                  7,239      4,486
                                                                   --------   --------
                                                                     60,854     86,316
                                                                   ========   ========
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT
   ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (RMB
   YUAN)                                                     8         0.29       0.46
                                                                   ========   ========
DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE
   COMPANY DURING THE PERIOD
Interim dividends declared after the balance sheet date      9       24,127     36,823
                                                                   ========   ========

   The accompanying notes are an integral part of these financial statements.


2008 INTERIM REPORT                                                          112

                           PETROCHINA COMPANY LIMITED

                    UNAUDITED CONSOLIDATED INTERIM CONDENSED

                                  BALANCE SHEET

                    As of June 30, 2008 and December 31, 2007

                              (Amounts in millions)

                                                                       JUNE 30,   DECEMBER
                                                               NOTES     2008     31, 2007
                                                               -----   --------   --------
                                                                          RMB        RMB
NON CURRENT ASSETS
   Property, plant and equipment                                 10     783,087    762,882
   Investments in associates and jointly controlled entities             30,382     26,535
   Available-for-sale financial assets                                    2,193      2,581
   Advance operating lease payments                                      24,637     23,417
   Intangible and other assets                                            8,707      8,488
   Time deposits with maturities over one year                            4,605      5,053
                                                                        -------    -------
TOTAL NON CURRENT ASSETS                                                853,611    828,956
                                                                        -------    -------
CURRENT ASSETS
   Inventories                                                   11      98,560     88,467
   Accounts receivable                                           12      27,726     18,419
   Prepaid expenses and other current assets                             68,319     36,018
   Notes receivable                                              13       5,832      4,735
   Time deposits with maturities over three months but
      within one year                                                    10,932     18,042
   Cash and cash equivalents                                             58,840     65,494
                                                                        -------    -------
TOTAL CURRENT ASSETS                                                    270,209    231,175
                                                                        -------    -------
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                      14     172,832    144,353
   Income tax payable                                                     2,096     11,709
   Other taxes payable                                                   20,166     11,099
   Short-term borrowings                                         15      39,257     30,934
                                                                        -------    -------
TOTAL CURRENT LIABILITIES                                               234,351    198,095
                                                                        -------    -------
NET CURRENT ASSETS                                                       35,858     33,080
                                                                        -------    -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                   889,469    862,036
                                                                        =======    =======
EQUITY
   Equity attributable to equity holders of the Company:
      Share capital                                                     183,021    183,021
      Retained earnings                                                 357,339    332,432
      Reserves                                                          216,883    217,952
                                                                        -------    -------
                                                                        757,243    733,405
   Minority interest                                                     51,808     42,942
                                                                        -------    -------
TOTAL EQUITY                                                            809,051    776,347
                                                                        -------    -------
NON CURRENT LIABILITIES
   Long-term borrowings                                          15      35,287     39,688
   Asset retirement obligations                                  16      25,966     24,761
   Deferred taxation                                                     18,159     20,205
   Other long-term obligations                                            1,006      1,035
                                                                        -------    -------
TOTAL NON CURRENT LIABILITIES                                            80,418     85,689
                                                                        -------    -------
TOTAL EQUITY AND NON CURRENT LIABILITIES                                889,469    862,036
                                                                        =======    =======

   The accompanying notes are an integral part of these financial statements.


2008 INTERIM REPORT                                                          113

                           PETROCHINA COMPANY LIMITED
                    UNAUDITED CONSOLIDATED INTERIM CONDENSED
                               CASH FLOW STATEMENT
            For the six months ended June 30, 2008 and June 30, 2007
                              (Amounts in millions)

                                                                                                   SIX MONTHS ENDED
                                                                                                       JUNE 30
                                                                                                  -----------------
                                                                                          NOTES     2008      2007
                                                                                          -----   -------   -------
                                                                                                    RMB       RMB
CASH FLOWS FROM OPERATING ACTIVITIES
PROFIT FOR THE PERIOD                                                                              60,854    86,316
Adjustments for:
   Taxation                                                                                 7      19,858    24,026
   Depreciation, depletion and amortisation                                                        42,754    31,228
   Capitalised exploratory costs charged to expense                                                 6,634     6,123
   Share of profit of associates and jointly controlled entities                                   (4,207)   (2,785)
   Reversal of provision for impairment of receivables, net                                 6         (48)   (2,254)
   Write down/(Reversal of write down) in inventories, net                                  6       1,422       (68)
   Impairment of available-for-sale financial assets, net                                   6          10        --
   Impairment of investments in associates and jointly controlled entities, net             6          19         5
   Loss on disposal of property, plant and equipment                                        6         498       407
   Loss/(Gain) on disposal of investments in associates and jointly controlled entities                 3      (371)
   Gain on disposal of available-for-sale financial assets                                             (4)     (105)
   Dividend income                                                                          6        (100)      (75)
   Interest income                                                                                 (1,404)     (819)
   Interest expense                                                                         6       1,635     2,050
   Advance payments on long-term operating leases                                                  (2,143)   (1,350)
   Changes in working capital:
   Accounts receivable and prepaid expenses and other current assets                              (32,808)  (20,616)
   Inventories                                                                                    (11,515)   (8,221)
   Accounts payable and accrued liabilities                                                        31,533    30,365
                                                                                                  -------   -------
CASH GENERATED FROM OPERATIONS                                                                    112,991   143,856
   Interest received                                                                                1,271       835
   Interest paid                                                                                   (1,975)   (2,039)
   Income taxes paid                                                                              (31,128)  (32,814)
                                                                                                  -------   -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                          81,159   109,838
                                                                                                  =======   =======

   The accompanying notes are an integral part of these financial statements.


2008 INTERIM REPORT                                                          114

                           PETROCHINA COMPANY LIMITED
                    UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              CASH FLOW STATEMENT
            For the six months ended June 30, 2008 and June 30, 2007
                              (Amounts in millions)

                                                                                                   SIX MONTHS ENDED
                                                                                                       JUNE 30
                                                                                                  -----------------
                                                                                          NOTES     2008      2007
                                                                                          -----   -------   -------
                                                                                                    RMB       RMB
CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                                                           (75,660)  (58,304)
   Acquisition of investments in associates and jointly controlled entities                          (203)   (1,018)
   Acquisition of available-for-sale financial assets                                                 (10)     (300)
   Acquisition of intangible assets                                                                  (587)     (265)
   Acquisition of other non-current assets                                                           (327)     (501)
   Purchase of minority interest in listed subsidiaries                                                --       (86)
   Purchase of minority interest in subsidiaries                                                     (132)       --
   Repayment of capital by associates and jointly controlled entities                                  --     1,552
   Proceeds from disposal of property, plant and equipment                                             98       512
   Proceeds from disposal of investments in associates and jointly controlled entities                  2     1,015
   Proceeds from disposal of available-for-sale financial assets                                       25       164
   Dividends received                                                                               2,227       365
   Decrease in time deposits with maturities over three months                                      7,228        30
                                                                                                  -------   -------
NET CASH USED FOR INVESTING ACTIVITIES                                                            (67,339)  (56,836)
                                                                                                  -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments of short-term borrowings                                                            (29,969)  (15,405)
   Repayments of long-term borrowings                                                              (4,111)  (13,741)
   Dividends paid to minority interest                                                             (3,045)   (1,905)
   Dividends paid to equity holders of the Company                                          9     (28,708)  (27,694)
   Increase in short-term borrowings                                                               37,450    16,139
   Increase in long-term borrowings                                                                   822    12,269
   Capital contribution from minority interest                                                      8,232       266
   Capital reduction                                                                               (1,165)       --
   Decrease in other long-term obligations                                                            (29)     (121)
                                                                                                  -------   -------
NET CASH USED FOR FINANCING ACTIVITIES                                                            (20,523)  (30,192)
                                                                                                  -------   -------
TRANSLATION OF FOREIGN CURRENCY                                                                        49       402
                                                                                                  -------   -------
   (Decrease)/Increase  in cash and cash equivalents                                               (6,654)   23,212
   Cash and cash equivalents at beginning of the period                                            65,494    48,559
                                                                                                  -------   -------
   Cash and cash equivalents at end of the period                                                  58,840    71,771
                                                                                                  =======   =======

   The accompanying notes are an integral part of these financial statements.


2008 INTERIM REPORT                                                          115

                           PETROCHINA COMPANY LIMITED
                    UNAUDITED CONSOLIDATED INTERIM CONDENSED
                         STATEMENT OF CHANGES IN EQUITY
            For the six months ended June 30, 2008 and June 30, 2007
                              (Amounts in millions)

                                            ATTRIBUTABLE TO EQUITY HOLDERS OF THE
                                                           COMPANY
                                          ----------------------------------------
                                           SHARE    RETAINED                         MINORITY    TOTAL
                                          CAPITAL   EARNINGS   RESERVES   SUBTOTAL   INTEREST    EQUITY
                                          -------   --------   --------   --------   --------   -------
                                            RMB        RMB        RMB        RMB        RMB       RMB
Balance at January 1, 2007                179,021   264,092    143,564    586,677     30,914    617,591
Currency translation differences               --        --       (258)      (258)      (164)      (422)
                                          -------   -------    -------    -------     ------    -------
Net loss recognised directly in equity         --        --       (258)      (258)      (164)      (422)
Profit from January 1 to June 30, 2007         --    81,830         --     81,830      4,486     86,316
                                          -------   -------    -------    -------     ------    -------
Total recognised income/(loss) from
   January 1 to June 30, 2007                  --    81,830       (258)    81,572      4,322     85,894
                                          -------   -------    -------    -------     ------    -------
Final dividends for 2006 (Note 9)              --   (27,694)        --    (27,694)        --    (27,694)
Dividends to minority interest                 --        --         --         --     (1,895)    (1,895)
Purchase of minority interest in listed
   subsidiaries                                --        --        (64)       (64)       (22)       (86)
Capital contribution from minority
   interest                                    --        --         --         --        266        266
Other                                          --        --         --         --         11         11
                                          -------   -------    -------    -------     ------    -------
Balance at June 30, 2007                  179,021   318,228    143,242    640,491     33,596    674,087
                                          =======   =======    =======    =======     ======    =======
Balance at January 1, 2008                183,021   332,432    217,952    733,405     42,942    776,347
Currency translation differences               --        --       (896)      (896)    (1,508)    (2,404)
                                          -------   -------    -------    -------     ------    -------
Net loss recognised directly in equity         --        --       (896)      (896)    (1,508)    (2,404)
Profit from January 1 to June 30, 2008         --    53,615         --     53,615      7,239     60,854
                                          -------   -------    -------    -------     ------    -------
Total recognised income/(loss) from
   January 1 to June 30, 2008                  --    53,615       (896)    52,719      5,731     58,450
                                          -------   -------    -------    -------     ------    -------
Final dividends for 2007 (Note 9)              --   (28,708)        --    (28,708)        --    (28,708)
Dividends to minority interest                 --        --         --         --     (3,830)    (3,830)
Capital reduction                              --        --         --         --     (1,165)    (1,165)
Purchase of minority interest in
   subsidiaries                                --        --        (15)       (15)      (117)      (132)
Capital contribution from minority
   interest                                    --        --         --         --      8,232      8,232
Fair value loss from available-for-sale
   financial assets                            --        --       (158)      (158)        --       (158)
Other                                          --        --         --         --         15         15
                                          -------   -------    -------    -------     ------    -------
Balance at June 30, 2008                  183,021   357,339    216,883    757,243     51,808    809,051
                                          =======   =======    =======    =======     ======    =======

   The accompanying notes are an integral part of these financial statements.


2008 INTERIM REPORT                                                          116

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

1    ORGANISATION AND PRINCIPAL ACTIVITIES

     PetroChina Company Limited (the "Company") was established in the People's Republic of China ( "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") in preparation for the listing of the Company's shares in Hong Kong and in the United States of America in 2000. The Company and its subsidiaries are collectively referred to as the "Group".

     In accordance with the restructuring agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB1.00 per share. On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 American Depositary Shares ("ADSs", each representing 100 H shares) in a global offering and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the global offering.

     In September 2005, the Company issued 3,196,801,818 new H shares at HK$
6.00 per share and net proceed to the Company was approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina's sale of new H shares in September 2005.

     On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB
16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A Shares on the Shanghai Stock Exchange commenced on November 5, 2007.

     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

     The Group is principally engaged in (i) the exploration, development and production and sale of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas (Note 18).

2008 INTERIM REPORT                                                          117

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

2    BASIS OF PREPARATION AND ACCOUNTING POLICIES

     The unaudited consolidated interim condensed financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" issued by the International Accounting Standards Board. The accounting policies and methods of computation used in the preparation of the unaudited consolidated interim condensed financial statements are consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2007.

     The unaudited consolidated interim condensed financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of the Company for the year ended December 31, 2007. The consolidated interim condensed financial statements as of June 30, 2008 and for the six month periods ended June 30, 2008 and June 30, 2007 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the unaudited consolidated interim condensed financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results of operations expected for the year ending December 31, 2008.

     Costs that are incurred unevenly during the financial year are accrued or deferred in the unaudited consolidated interim condensed financial statements only if it would be also appropriate to accrue or defer such costs at the end of the financial year.

3    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group's unaudited consolidated interim condensed financial statements.

     (A)ESTIMATION OF OIL AND NATURAL GAS RESERVES

     Estimates of oil and natural gas reserves are key elements in the Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group's unaudited consolidated condensed financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net profit. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.

2008 INTERIM REPORT                                                          118

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     (B) ESTIMATION OF IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.

     (C)ESTIMATION OF ASSET RETIREMENT OBLIGATIONS

     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of future expenditure is based on current local conditions and requirements, including legal requirements, technology, price level, etc.. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

4    TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 18.

5    TAXES OTHER THAN INCOME TAXES

     Taxes other than income taxes include RMB 47,816 for the six months ended June 30, 2008 (six months ended June 30, 2007: RMB 14,942) of special levy which is paid or payable on the portion of income realised from the sales of domestically-produced crude oil at prices above a certain level. This levy was imposed by the PRC government and became effective from March 26, 2006.

2008 INTERIM REPORT                                                          119

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

6    PROFIT BEFORE TAXATION

                                                                                SIX MONTHS ENDED JUNE 30
                                                                                ------------------------
                                                                                   2008         2007
                                                                                ----------   -----------
                                                                                    RMB          RMB
Profit before taxation is arrived at after crediting and charging of the following items:

Crediting
Dividend income from available-for-sale financial assets                             100            75
Reversal of provision for impairment of receivables                                   70         2,321
Reversal of write down in inventories                                                 --            68

Charging
Amortisation of intangible and other assets                                          732           688
Cost of inventories (approximates cost of goods sold) recognised as expense      343,727       208,074
Depreciation of property, plant and equipment, including impairment provision
   - owned assets                                                                 41,161        29,916
   - assets under finance leases                                                       3             3
Impairment of available-for-sale financial assets                                     10            --
Impairment of investments in associates and jointly controlled entities               19             5
Provision for impairment of receivables                                               22            67
Interest expense (Note (i))                                                        1,635         2,050
Loss on disposal of property, plant and equipment                                    498           407
Operating lease expenses                                                           3,071         3,166
Repair and maintenance                                                             4,145         3,687
Research and development expenses                                                  5,153         2,796
Write down in inventories                                                          1,422            --
Note (i): Interest expense
          Interest expense                                                         2,754         2,624
          Less: Amounts capitalised                                               (1,119)         (574)
                                                                                  ------       -------
                                                                                   1,635         2,050
                                                                                  ======       =======

2008 INTERIM REPORT                                                          120

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

7    TAXATION

                                                                                SIX MONTHS ENDED JUNE 30
                                                                                ------------------------
                                                                                   2008         2007
                                                                                ----------   -----------
                                                                                    RMB          RMB
Income tax                                                                        21,515       25,415
Deferred tax                                                                      (1,657)      (1,389)
                                                                                  ------       ------
                                                                                  19,858       24,026
                                                                                  ======       ======

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25% (2007:
33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a reduced income tax rate of 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

                                                                                SIX MONTHS ENDED JUNE 30
                                                                                ------------------------
                                                                                   2008          2007
                                                                                ----------   -----------
                                                                                    RMB          RMB
Profit before taxation                                                            80,712       110,342
                                                                                  ------       -------
Tax calculated at a tax rate of 25% (2007: 33%)                                   20,178        36,413
Prior year tax return adjustment                                                      25           451
Effect of income taxes from  international operations in excess of taxes
   at the PRC statutory tax rate                                                   4,716           389
Effect of preferential tax rate                                                   (5,735)       (8,256)
Effect of change in PRC corporate income tax rate on deferred taxes                   --        (4,482)
Tax effect of income not subject to tax                                           (1,215)       (1,226)
Tax effect of expenses not deductible for tax purposes                             1,889           737
                                                                                  ------       -------
Taxation                                                                          19,858        24,026
                                                                                  ======       =======

2008 INTERIM REPORT                                                          121

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

8    BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the six months ended June 30, 2008 have been computed by dividing the profit attributable to equity holders of the Company by 183,021 million shares issued and outstanding during the period.

     Basic and diluted earnings per share for the six months ended June 30, 2007 have been computed by dividing the profit attributable to equity holders of the Company by 179,021 million shares issued and outstanding during the period.

     There are no potential dilutive ordinary shares.

9    DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                                                SIX MONTHS ENDED JUNE 30
                                                                                ------------------------
                                                                                   2008         2007
                                                                                ----------   -----------
                                                                                    RMB          RMB
Final dividends attributable to equity holders of the Company for 2006
   (note a)                                                                           --       27,694
Final dividends attributable to equity holders of the Company for 2007
   (note b)                                                                       28,708           --
                                                                                  ------       ------
                                                                                  28,708       27,694
                                                                                  ======       ======

(a) Final dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.154699 yuan per share amounting to a total of RMB 27,694 were approved by the shareholders in the Annual General Meeting on May 16, 2007 and accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2007, and were paid on June 1, 2007.

(b) Final dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.156859 yuan per share amounting to a total of RMB 28,708 were approved by the shareholders in the Annual General Meeting on May 15, 2008 and accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2008, and were paid on June 13, 2008.

(c) As authorised by shareholders in the Annual General Meeting on May 15, 2008, the Board of Directors, in a meeting held on August 27, 2008, resolved to distribute interim dividends attributable to equity holders of the Company in respect of 2008 of RMB 0.131827 yuan per share amounting to a total of RMB 24,127. These unaudited consolidated interim condensed financial statements do not reflect this dividend payable, as it was not declared until after the balance sheet date.

2008 INTERIM REPORT                                                          122

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

10 PROPERTY, PLANT AND EQUIPMENT

                                                                          RMB
                                                                      ----------
COST OR VALUATION
   At January 1, 2008                                                  1,230,046
   Additions                                                              72,218
   Disposals or write off                                                (10,338)
   Currency translation differences                                       (3,465)
                                                                      ----------
   At June 30, 2008                                                    1,288,461
                                                                      ----------
ACCUMULATED DEPRECIATION AND IMPAIRMENT
   At January 1, 2008                                                   (467,164)
   Charge for the period                                                 (41,164)
   Disposals or write off                                                  1,834
   Currency translation differences                                        1,120
                                                                      ----------
   At June 30, 2008                                                     (505,374)
                                                                      ----------
NET BOOK VALUE
   At June 30, 2008                                                      783,087
                                                                      ==========

                                                                          RMB
                                                                      ----------
COST OR VALUATION
   At January 1, 2007                                                  1,057,279
   Additions                                                              51,163
   Disposals or write off                                                (13,504)
   Currency translation differences                                          (63)
                                                                      ----------
   At June 30, 2007                                                    1,094,875
                                                                      ----------
ACCUMULATED DEPRECIATION AND IMPAIRMENT
   At January 1, 2007                                                   (411,942)
   Charge for the period                                                 (29,919)
   Disposals or write off                                                  4,082
   Currency translation differences                                          (55)
                                                                      ----------
   At June 30, 2007                                                     (437,834)
                                                                      ----------
NET BOOK VALUE
   At June 30, 2007                                                      657,041
                                                                      ==========

                                                                          RMB
                                                                      ----------
COST OR VALUATION
   At July 1, 2007                                                     1,094,875
   Additions                                                             135,135
   Consolidation of PetroKazakhstan Inc.                                  10,166
   Disposals or write off                                                 (8,912)
   Currency translation differences                                       (1,218)
                                                                      ----------
   At December 31, 2007                                                1,230,046
                                                                      ----------
ACCUMULATED DEPRECIATION AND IMPAIRMENT
   At July 1, 2007                                                      (437,834)
   Charge for the period                                                 (33,436)
   Disposals or write off                                                  3,600
   Currency translation differences                                          506
                                                                      ----------
   At December 31, 2007                                                 (467,164)
                                                                      ----------
NET BOOK VALUE
   At December 31, 2007                                                  762,882
                                                                      ==========

2008 INTERIM REPORT                                                          123

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     The depreciation charge of the Group for the six months ended June 30, 2008 included impairment losses of RMB 5,979 (six months ended June 30, 2007: RMB
Nil) on certain of the Group's refining production assets. The carrying values of the refining production assets were written down to their recoverable values.

     A valuation of all of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers on a depreciated replacement cost basis.

     The 1999 revaluation resulted in RMB 80,549 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis.

     The September 2003 revaluation resulted in RMB 872 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,257 on certain property, plant and equipment.

     As at March 31, 2006, a revaluation of the Group's oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd. and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in any significant differences from their carrying values.

     Bank borrowings are secured on property, plant and equipment with a net book value of RMB 372 at June 30, 2008 (December 31, 2007: RMB Nil).

11 INVENTORIES

                                                             JUNE 30, 2008   DECEMBER 31, 2007
                                                             -------------   -----------------
                                                                  RMB               RMB
Crude oil and other raw materials                                40,276           30,308
Work in progress                                                  4,162            6,083
Finished goods                                                   56,243           52,791
Spare parts and consumables                                          32               32
                                                                -------           ------
                                                                100,713           89,214
Less: Write down in inventories                                  (2,153)            (747)
                                                                -------           ------
                                                                 98,560           88,467
                                                                =======           ======

2008 INTERIM REPORT                                                          124

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

12 ACCOUNTS RECEIVABLE

                                                             JUNE 30, 2008   DECEMBER 31, 2007
                                                             -------------   -----------------
                                                                  RMB               RMB
Accounts receivable due from third parties                       22,439            15,296
Accounts receivable due from related parties                      8,115             6,002
                                                                 ------            ------
                                                                 30,554            21,298
Less: Provision for impairment of receivables                    (2,828)           (2,879)
                                                                 ------            ------
                                                                 27,726            18,419
                                                                 ======            ======

Amounts due from related parties are interest free and unsecured (Note 21).

The aging analysis of accounts receivable at June 30, 2008 and December 31, 2007 is as follows:

                                                             JUNE 30, 2008   DECEMBER 31, 2007
                                                             -------------   -----------------
                                                                  RMB               RMB
Within 1 year                                                    27,587            18,260
Between 1 to 2 years                                                 42                39
Between 2 to 3 years                                                 39                32
Over 3 years                                                      2,886             2,967
                                                                 ------            ------
                                                                 30,554            21,298
                                                                 ======            ======

The Group offers its customers credit terms up to 180 days, except for certain selected customers.

Movements in the provision for impairment of accounts receivables are as follows:

                                                             SIX MONTHS ENDED JUNE 30
                                                             ------------------------
                                                                  2008     2007
                                                                  -----   ------
                                                                   RMB      RMB
At beginning of the period                                        2,879    3,257
Provision for impairment of accounts receivables                     11       21
Receivables written off uncollectible                               (11)      (9)
Reversal of provision for impairment of  accounts
   receivables                                                      (51)     (43)
                                                                  -----    -----
At end of the period                                              2,828    3,226
                                                                  =====    =====

2008 INTERIM REPORT                                                          125

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

13 NOTES RECEIVABLE

     Notes receivable represents mainly bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.

14 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                             JUNE 30, 2008   DECEMBER 31, 2007
                                                             -------------   -----------------
                                                                  RMB               RMB
Trade payables                                                   41,396            40,447
Advances from customers                                          11,817             9,846
Salaries and welfare payable                                      7,961            11,585
Accrued expenses                                                  9,636                 5
Dividends payable by subsidiaries to minority shareholders           27                67
Interest payable                                                    130                65
Construction fee and equipment cost payables                     36,784            30,784
One-time employee housing remedial payment payable                  104               221
Amounts due to related parties                                   51,502            40,334
Other payables                                                   13,475            10,999
                                                                -------           -------
                                                                172,832           144,353
                                                                =======           =======

Other payables consist primarily of customer deposits.

Amounts due to related parties are interest-free, unsecured and have no fixed terms of repayments (Note 21).

The aging analysis of trade payables at June 30, 2008 and December 31, 2007 is as follows:

                                                             JUNE 30, 2008   DECEMBER 31, 2007
                                                             -------------   -----------------
                                                                  RMB               RMB
Within 1 year                                                    39,875            39,005
Between 1 to 2 years                                                985               819
Between 2 to 3 years                                                233               307
Over 3 years                                                        303               316
                                                                 ------            ------
                                                                 41,396            40,447
                                                                 ======            ======

2008 INTERIM REPORT                                                          126

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

15 BORROWINGS

                                                             JUNE 30, 2008   DECEMBER 31, 2007
                                                             -------------   -----------------
                                                                  RMB               RMB
Short-term  borrowings  (including  current  portion of
   long-term borrowings)                                         39,257           30,934
Long-term borrowings                                             35,287           39,688
                                                                 ------           ------
                                                                 74,544           70,622
                                                                 ======           ======

The movements in the borrowings can be analysed as follows:

                                                               RMB
                                                             ------
Balance at January 1, 2008                                   70,622
Increase in borrowings                                       39,345
Repayments of borrowings                                     34,080)
Currency translation differences                             (1,343)
                                                             ------
Balance at June 30, 2008                                     74,544
                                                             ======

The long-term borrowings can be analysed as follows:

                                                             JUNE 30, 2008   DECEMBER 31, 2007
                                                             -------------   -----------------
                                                                   RMB               RMB
Unsecured loans                                                  44,528            48,601
Secured loans                                                     4,199             3,287
Current portion of long-term borrowings                         (13,440)          (12,200)
                                                                -------           -------
                                                                 35,287            39,688
                                                                =======           =======

The long-term borrowings can be further analysed as follows:

Bank loans
  - Wholly repayable within five years                        15,497    18,072
  - Not wholly repayable within five years                     3,648     3,743
Loans other than bank loans
  - Wholly repayable within five years                        18,643    19,104
  - Not wholly repayable within five years                    10,939    10,969
                                                             -------   -------
                                                              48,727    51,888
Current portion of long-term borrowings                      (13,440)  (12,200)
                                                             -------   -------
                                                              35,287    39,688
                                                             =======   =======

2008 INTERIM REPORT                                                          127

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     Loans other than bank loans not wholly repayable within five years are repayable by installments through April 2032. Interest is charged on the outstanding balances at rates ranging from 1.55% to 6.26% per annum (December 31, 2007: 1.55% to 5.69% per annum).

     At June 30, 2008 and December 31, 2007, the Group's long-term borrowings were repayable as follows:

                                 BANK LOANS                   LOANS OTHER THAN BANK LOANS
                       ---------------------------------   ---------------------------------
                       JUNE 30, 2008   DECEMBER 31, 2007   JUNE 30, 2008   DECEMBER 31, 2007
                       -------------   -----------------   -------------   -----------------
                            RMB               RMB               RMB               RMB
Within 1 year               2,778             5,861            10,662             6,339
Between 1 to 2 years        8,707               424             4,712             5,330
Between 2 to 5 years        4,511            12,322             3,401             7,576
After 5 years               3,149             3,208            10,807            10,828
                           ------            ------            ------            ------
                           19,145            21,815            29,582            30,073
                           ======            ======            ======            ======

16   ASSET RETIREMENT OBLIGATIONS

                                     RMB
                                   ------
At January 1, 2008                 24,761
Liabilities incurred                  529
Liabilities settled                    --
Accretion expense                     774
Currency translation differences      (98)
                                   ------
At June 30, 2008                   25,966
                                   ======

17   SUBSIDIARIES

     The principal subsidiaries of the Group are:

                                       PAID-UP     TYPE OF    ATTRIBUTABLE
                        COUNTRY OF     CAPITAL      LEGAL        EQUITY           PRINCIPAL
COMPANY NAME          INCORPORATION      RMB        ENTITY     INTEREST %        ACTIVITIES
------------          -------------   ---------   ---------   ------------   ------------------
Daqing Oilfield                 PRC      47,500     Limited      100.00            Exploration,
   Company Limited                                liability                      production and
                                                    company                   sale of crude oil
                                                                               and natural gas;
                                                                                 production and
                                                                                sale of refined
                                                                                       products
Daqing Yu Shu Lin               PRC       1,272     Limited       88.16            Exploration,
   Oilfield Company                               liability                      production and
   Limited                                          company                    sale of crude oil
                                                                                and natural gas
CNPC Exploration                PRC      16,100     Limited       50.00            Exploration,
   and Development                                liability                      production and
   Company Limited                                  company                   sale of crude oil
                                                                                and natural gas
                                                                              in and outside of
                                                                                        the PRC
PetroKazakhstan              Canada   US Dollar       Joint       67.00            Exploration,
   Inc.                                 ("USD")       stock                      production and
                                          1,965     company                   sale of crude oil
                                        million        with                     and natural gas
                                                    limited                  outside of the PRC
                                                  liability

2008 INTERIM REPORT                                                          128

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

18   SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sale of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the sale of natural gas and the transmission of natural gas, crude oil and refined products.

     In addition to these four major business segments, the Other segment includes the assets, liabilities income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

     Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has overseas operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.

     The accounting policies of the operating segments are the same as those described in Note 2 - " Basis of Preparation and Accounting Policies".

     Operating segment information for the six months ended June 30, 2008 and 2007 is presented below:

2008 INTERIM REPORT                                                          129

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

                         EXPLORATION    REFINING   CHEMICALS    NATURAL
SIX MONTHS ENDED             AND          AND         AND       GAS AND
JUNE 30, 2007             PRODUCTION   MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
-------------            -----------   ---------   ---------   --------   -------   ---------
                             RMB          RMB         RMB         RMB       RMB        RMB
Turnover                   205,390      314,863       49,860    23,216        483     593,812
Less: Intersegment
   sales                  (165,789)     (26,842)     (5,036)    (3,191)      (228)   (201,086)
                          --------      -------      ------     ------     ------   ---------
Turnover from
   external
   customers                39,601      288,021      44,824     20,025        255     392,726
                          ========      =======      ======     ======     ======   =========
Depreciation,
   depletion and
   amortisation            (20,249)      (4,961)     (2,828)    (2,895)      (295)    (31,228)
Segment result             101,388       18,562       7,586      6,352     (1,202)    132,686
Other costs                 (4,952)     (14,637)     (2,188)      (224)    (1,555)    (23,556)
                          --------      -------      ------     ------     ------   ---------
Profit/(loss) from
   operations               96,436        3,925       5,398      6,128     (2,757)    109,130
                          --------      -------      ------     ------     ------
Finance costs                                                                          (1,573)
Share of profit of
   associates and
   jointly
   controlled entities       2,518          240          20         --          7       2,785
                                                                                    ---------
Profit before taxation                                                                110,342
Taxation                                                                              (24,026)
                                                                                    ---------
Profit for the year                                                                    86,316
                                                                                    =========
Interest income              3,475          795         367         50      3,951       8,638
   Less: Intersegment
      interest income                                                                  (7,819)
                                                                                    ---------
Interest income from
   external entities                                                                      819
                                                                                    =========
Interest expense           (3,705)       (2,239)       (416)      (922)    (2,587)     (9,869)
   Less: Intersegment
      interest expense                                                                  7,819
                                                                                    ---------
Interest expense to
   external entities                                                                   (2,050)
                                                                                    =========
Segment assets             498,819      225,496      78,682     74,322    626,882   1,504,201
Elimination of
   intersegment
   balances                                                                          (594,611)
Investments in
   associates and
   jointly  controlled
   entities                 27,088        5,143         132         20         64      32,447
                                                                                    ---------
Total assets                                                                          942,037
                                                                                    =========
Segment capital
   expenditure
   - for property,
   plant and
   equipment                42,196        4,841       1,163      2,471        350      51,021
Segment liabilities        192,988      138,291      34,560     42,528    101,461     509,828
Other liabilities                                                                      60,222
Elimination of
   intersegment
   balances                                                                          (302,100)
                                                                                    ---------
Total liabilities                                                                     267,950
                                                                                    =========

2008 INTERIM REPORT                                                          130

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS (CONTINUED)

                           EXPLORATION    REFINING   CHEMICALS    NATURAL
SIX MONTHS ENDED               AND          AND         AND       GAS AND
JUNE 30, 2008              PRODUCTION    MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
-------------              -----------   ---------   ---------   --------   -------   ---------
                               RMB          RMB         RMB         RMB       RMB        RMB
Turnover                     316,876      451,737      60,463     30,902        734     860,712
Less: Intersegment sales    (255,871)     (46,481)     (5,145)    (3,390)      (303)   (311,190)
                             -------      -------      ------     ------    -------   ---------
Turnover from
   external
   customers                  61,005      405,256      55,318     27,512        431     549,522
                             =======      =======      ======     ======    =======   =========
Depreciation,
   depletion and
   amortisation              (25,278)     (10,990)     (2,963)    (3,155)      (368)    (42,754)
Segment result               138,135      (48,623)      9,476      8,642     (4,474)    103,156
Other costs                   (7,904)     (10,392)     (2,762)      (246)    (4,088)    (25,392)
                             -------      -------      ------     ------    -------   ---------
Profit/(loss) from
   operations                130,231      (59,015)      6,714      8,396     (8,562)     77,764
                             -------      -------      ------     ------    -------
Finance costs                                                                            (1,259)
Share of profit of
   associates and
   jointly controlled
   entities                    4,270          (90)         15          2         10       4,207
                                                                                      ---------
Profit before taxation                                                                   80,712
Taxation                                                                                (19,858)
                                                                                      ---------
Profit for the year                                                                      60,854
                                                                                      =========
Interest income                5,000        1,690         467         78      3,920      11,155
Less: Intersegment
   interest income                                                                       (9,751)
                                                                                      ---------
Interest income from
    external entities                                                                     1,404
                                                                                      =========

Interest expense              (5,063)      (3,367)       (559)      (924)    (1,473)    (11,386)
Less: Intersegment
   interest expense                                                                       9,751
                                                                                      ---------
Interest expense to
   external entities                                                                     (1,635)
                                                                                      =========
Segment assets               597,461      336,360     101,532    101,175    891,059   2,027,587
Elimination of
   intersegment balances                                                               (934,149)
Investments in
   associates and
   jointly
   controlled entities        25,551        4,577         153         17         84      30,382
                                                                                      ---------
Total assets                                                                          1,123,820
                                                                                      =========
Segment capital
   expenditure
   - for property,
   plant and equipment        47,053        6,527       4,307     12,845        961      71,693
Segment liabilities          263,059      192,893      34,432     59,465    242,882     792,731
Other liabilities                                                                        40,421
Elimination of
   intersegment balances                                                               (518,383)
                                                                                      ---------
Total liabilities                                                                       314,769
                                                                                      =========

2008 INTERIM REPORT                                                          131

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     Note (a) - Intersegment sales are conducted principally at market prices.

     Note (b) - Segment result is profit from operations before other costs.
                Other costs include selling, general and administrative expenses and other income, net.

     Note (c) - Segment results for the six months ended June 30, 2008 include impairment for property, plant and equipment (Note 10).

     Note (d) - Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

     Note (e) - Elimination of intersegment balances represents elimination of intersegment accounts and investments.

     SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

                                                                                   CAPITAL
                                          TURNOVER           TOTAL ASSETS        EXPENDITURE
                                     -----------------   -------------------   ---------------
SIX MONTHS ENDED JUNE 30               2008      2007       2008       2007     2008     2007
------------------------             -------   -------   ---------   -------   ------   ------
                                       RMB       RMB        RMB        RMB       RMB      RMB
PRC                                  519,845   380,444   1,020,951   878,198   67,287   46,955
Other (Exploration and Production)    29,677    12,282     102,869    63,839    4,406    4,066
                                     -------   -------   ---------   -------   ------   ------
                                     549,522   392,726   1,123,820   942,037   71,693   51,021
                                     =======   =======   =========   =======   ======   ======

19 CONTINGENT LIABILITIES

     (A)BANK AND OTHER GUARANTEES

     At June 30, 2008, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited ("CP Finance", a subsidiary of CNPC) from which it is anticipated that no material liabilities will arise.

                                                    JUNE 30, 2008   DECEMBER 31, 2007
                                                    -------------   -----------------
                                                         RMB               RMB
Guarantee of borrowings of associates provided by         69                77
   CP Finance
                                                         ---               ---
                                                          69                77
                                                         ===               ===

     (B) ENVIRONMENTAL LIABILITIES

     CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the unaudited consolidated interim condensed financial statements, that may have a material adverse effect on the financial position of the Group.

2008 INTERIM REPORT                                                          132

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     (C) LEGAL CONTINGENCIES

     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

     (D) LEASING OF ROADS, LAND AND BUILDINGS

     According to the Restructuring Agreement entered into between the Company and CNPC in 2000:

     - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

     - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

     - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

     As at June 30, 2008, CNPC had obtained formal land use right certificates in relation to 27,554 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.

     (E) GROUP INSURANCE

     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance as such insurance coverage is not customary in China. The potential effect of under-insurance on future incidents on the financial position of the Group cannot be estimated at present.

2008 INTERIM REPORT                                                          133

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

20   COMMITMENTS

     (A) OPERATING LEASE COMMITMENTS

     Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to 50 years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2008 and December 31, 2007 under non-cancellable operating leases are as follows:

              JUNE 30, 2008   DECEMBER 31, 2007
              -------------   -----------------
                   RMB               RMB
First year         3,523             3,394
Second year        3,180             3,077
Third year         3,153             2,927
Fourth year        3,499             3,322
Fifth year         2,822             2,650
Thereafter        79,597            79,025
                  ------            ------
                  95,774            94,395
                  ======            ======

     (B) CAPITAL COMMITMENTS

     At June 30, 2008, the Group's capital commitments contracted but not provided for was RMB 9,480 (December 31, 2007: RMB 11,621).

     (C) EXPLORATION AND PRODUCTION LICENSES

     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 399 for the six months ended June 30, 2008 (six months ended June 30, 2007: RMB 354).

     Estimated annual payments for the next five years are as follows:

       JUNE 30, 2008
       -------------
            RMB
2008        507
2009        906
2010        906
2011        906
2012        906

2008 INTERIM REPORT                                                          134

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

21   RELATED PARTY TRANSACTIONS

     CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to CNPC Group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither CNPC nor the PRC government publishes financial statements available for public use.

     The Group has extensive transactions with other companies of the CNPC Group. Due to the relationship, it is possible that the terms of the transactions between the Group and other members of the CNPC Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

     The Company and CNPC entered into a Comprehensive Products and Services Agreement on March 10, 2000 for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.

     The terms of the current Comprehensive Products and Services Agreement were amended in 2005 and the agreement is effective through December 31, 2008. The products and services to be provided by the CNPC Group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor
(2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of not more than 15% for certain construction and technical services, and 3% for all other types of services.

     The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.

     Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Contract.

2008 INTERIM REPORT                                                          135

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     In addition to the related party information shown elsewhere in the unaudited consolidated interim condensed financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the years and balances arising from related party transactions at the end of the periods indicated below:

     (A) BANK DEPOSITS

                                       NOTE   JUNE 30, 2008   DECEMBER 31, 2007
                                       ----   -------------   -----------------
                                                   RMB               RMB
Bank deposits
   CP Finance                           (i)        7,337             8,393
   State-controlled banks and other
      financial institutions                      46,001            66,611
                                                  ------            ------
                                                  53,338            75,004
                                                  ======            ======

                                                SIX MONTHS
                                              ENDED JUNE 30
                                              -------------
                                       NOTE    2008   2007
                                       ----   -----   ----
                                               RMB     RMB
Interest income from bank deposits
  CP Finance                            (i)      64     70
  State-controlled banks and other
     financial institutions                     993    439
                                              -----    ---
                                              1,057    509
                                              =====    ===

(i) CP Finance is a subsidiary of CNPC and a non-bank financial institution, established with the approval from the People's Bank of China. The deposits yield interest at prevailing saving deposit rates.

2008 INTERIM REPORT                                                          136

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     (B) SALES OF GOODS AND SERVICES

                                                SIX MONTHS ENDED JUNE 30
                                                ------------------------
                                                    2008         2007
                                                -----------   ----------
                                                    RMB          RMB
Sales of goods
   Associates and jointly controlled entities
      - Crude oil                                      --         1,570
      - Refined products                            4,436        11,131
      - Chemical products                              90           753
   CNPC and its subsidiaries
      - Crude oil                                   2,036         1,208
      - Refined products                            8,643         7,238
      - Chemical products                           5,620         3,208
      - Natural gas                                   848           887
      - Other                                         157           199
   Other state-controlled enterprises
      - Crude oil                                  34,902        21,901
      - Refined products                           52,636        43,380
      - Chemical products                           2,003         2,847
      - Natural gas                                 6,724         4,883
                                                  -------       -------
                                                  118,095        99,205
                                                  =======       =======

     Sales of goods to related parties are conducted at market prices.

                                                SIX MONTHS ENDED JUNE 30
                                                ------------------------
                                                    2008         2007
                                                -----------   ----------
                                                    RMB           RMB
Sales of services
   - CNPC and its subsidiaries                     3,642          871
   - Other state-controlled enterprises            3,035        4,177
                                                   -----        -----
                                                   6,677        5,048
                                                   =====        =====

     Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas at market prices.

2008 INTERIM REPORT                                                          137

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     (C) PURCHASES OF GOODS AND SERVICES

                                                                 SIX MONTHS ENDED JUNE 30
                                                                 ------------------------
                                                         NOTES       2008         2007
                                                         -----   -----------   ----------
                                                                     RMB           RMB
Purchases of goods                                          (i)
   Associates and jointly controlled entities                          184       12,136
   Other state-controlled enterprises                               37,761       27,482
Purchases of services
   Associates and jointly controlled entities                           49           27
   CNPC and its subsidiaries
   - Fees paid for construction and technical services     (ii)
      - Exploration and development services              (iii)     24,426       22,994
      - Other construction and technical services          (iv)     18,047        9,921
   - Fees for production services                           (v)     38,350       11,653
   - Social service charges                                (vi)      1,152          998
   - Ancillary service charges                            (vii)      1,185        1,038
   - Commission expense and other charges                (viii)        295          307
   Other state-controlled enterprises                      (ix)      2,303          833
                                                                   -------       ------
                                                                   123,752       87,389
                                                                   =======       ======

(i) Purchases of goods principally represent the purchases of raw materials, spare parts and low cost consumables at market prices.

(ii) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC, are charged at actual cost plus a margin of not more than 15%, including exploration and development services and oilfield construction services.

(iii) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing, etc..

(iv) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc..

2008 INTERIM REPORT                                                          138

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

(v) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery etc. at cost or market prices.

(vi) These represent expenditures for social welfare and support services which are charged at cost.

(vii) Ancillary service charges represent mainly fees for property management, the provision of training centres, guesthouses, canteens, public shower rooms, etc., at market prices.

(viii) CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(ix) Purchases of services from other state-controlled enterprises principally represent the purchases of construction and technical services at market prices.

     (D) PURCHASES OF ASSETS

                                        SIX MONTHS ENDED JUNE 30
                                        ------------------------
                                           2008          2007
                                        -----------   ----------
                                            RMB           RMB
Purchases of assets
   CNPC and its subsidiaries               1,720          956
   Other state-controlled enterprises        929          548
                                           -----        -----
                                           2,649        1,504
                                           =====        =====

     Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc., at market prices.

2008 INTERIM REPORT                                                          139

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     (E) PERIOD-END BALANCES ARISING FROM SALES/PURCHASES OF
GOODS/SERVICES/ASSETS

                                                                JUNE 30, 2008   DECEMBER 31, 2007
                                                                -------------   -----------------
                                                                     RMB               RMB
Accounts receivable from related parties at the end of the
   period:
   Associates and jointly controlled entities                          172              296
   Fellow subsidiaries (CNPC Group)                                  2,271            3,796
   Other state-controlled enterprises                                5,672            1,910
                                                                   -------          -------
                                                                     8,115            6,002
   Less: Provision for impairment
      Fellow subsidiaries (CNPC Group)                                (156)            (189)
      Other state-controlled enterprises                              (700)            (708)
                                                                   -------          -------
                                                                      (856)            (897)
                                                                   -------          -------
                                                                     7,259            5,105
                                                                   =======          =======
Prepayments and other receivables from related parties at the end of the period:
   Associates and jointly controlled entities                        1,574            2,412
   Fellow subsidiaries (CNPC Group)                                 34,134           10,335
   Other state-controlled enterprises                                6,940            6,809
                                                                   -------          -------
                                                                    42,648           19,556
   Less: Provision for impairment
      Associates and jointly controlled entities                       (31)             (39)
      Fellow subsidiaries (CNPC Group)                                 (12)             (22)
      Other state-controlled enterprises                               (88)             (79)
                                                                   -------          -------
                                                                      (131)            (140)
                                                                   -------          -------
                                                                    42,517           19,416
                                                                   =======          =======
Accounts payable and accrued liabilities to related parties
   at the end of the period:
   Associates and jointly controlled entities                          885              117
   Parent (CNPC)                                                       943              922
   Fellow subsidiaries (CNPC Group)                                 42,249           32,154
   Other state-controlled enterprises                                7,425            7,141
                                                                   -------          -------
                                                                    51,502           40,334
                                                                   =======          =======

2008 INTERIM REPORT                                                          140

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

                                                                      SIX MONTHS ENDED JUNE 30
                                                                      ------------------------
                                                                            2008   2007
                                                                            ----   ----
                                                                             RMB    RMB
Net changes in provision for impairment of accounts receivable from related parties charged/(credited) to profit and loss account:
  Associates and jointly controlled entities                                 --     (1)
  Fellow subsidiaries (CNPC Group)                                          (22)    (9)
  Other state-controlled enterprises                                         (8)    (1)
                                                                            ---    ---
                                                                            (30)   (11)
                                                                            ===    ===
Net changes in provision for impairment of prepayments and other receivables from related parties charged/(credited) to profit and loss account:
  Associates and jointly controlled entities                                 (8)   (18)
  Fellow subsidiaries (CNPC Group)                                          (10)     5
  Other state-controlled enterprises                                          9     --
                                                                            ---    ---
                                                                             (9)   (13)
                                                                            ===    ===

     (F) LEASES

                                                                      SIX MONTHS ENDED JUNE 30
                                                                      ------------------------
                                                              NOTES         2008    2007
                                                              -----        -----   -----
                                                                            RMB     RMB
Advance operating lease payments paid to related parties:      (i)
  Other state-controlled enterprises                                          --       1
                                                                           -----   -----
                                                                              --       1
                                                                           =====   =====
Other operating lease payments paid to related parties:
  Parent (CNPC)                                               (ii)         1,036   1,018
                                                                           -----   -----
                                                                           1,036   1,018
                                                                           =====   =====

(i) Advance operating lease payments principally represent the advance payment paid for the long-term operating leases of land and gas stations at prices prescribed by local governments or market prices.

(ii) Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights Leasing Contract, the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

2008 INTERIM REPORT                                                          141

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

                                                                      JUNE 30, 2008   DECEMBER 31, 2007
                                                                      -------------   -----------------
                                                                            RMB               RMB
Operating lease payable to related parties
Parent (CNPC)                                                                44               16
                                                                            ---              ---
                                                                             44               16
                                                                            ===              ===

     (G) LOANS

                                                                      SIX MONTHS ENDED JUNE 30
                                                                      ------------------------
                                                                            2008     2007
LOANS TO RELATED PARTIES                                                  -------   ------
------------------------                                                    RMB       RMB
Loans to associates:
   Beginning of the period                                                 1,853     1,800
   Loans advanced                                                            157       210
   Loan repayments received                                               (1,605)      (64)
   Interest charged                                                            4        83
   Interest received                                                          (2)      (72)
                                                                          ------    ------
   End of the period                                                         407     1,957
                                                                          ======    ======

     Loans to associates are included in prepaid expenses and other current assets.

     The loans to related parties are mainly with interest rates ranging from zero to 10.49% per annum as of June 30, 2008 (December 31, 2007: 5.20% to 8.60%).

2008 INTERIM REPORT                                                          142

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

                                                                      SIX MONTHS ENDED JUNE 30
                                                                      ------------------------
LOANS FROM RELATED PARTIES                                    NOTES        2008      2007
                                                              -----      -------   -------
                                                                           RMB       RMB
Loans from CP Finance:                                         (i)
   Beginning of the period                                                24,493    27,184
   Loans received                                                          2,116     2,246
   Loan repayments paid                                                   (1,170)   (2,346)
   Interest charged                                                          666       486
   Interest paid                                                            (672)     (490)
   Currency translation differences                                         (297)      (36)
                                                                         -------   -------
   End of the period                                                      25,136    27,044
                                                                         =======   =======
Loans from state-controlled banks and other
   financial institutions:                                     (ii)
   Beginning of the period                                                34,263    32,810
   Loans received                                                         24,510    22,138
   Loan repayments paid                                                  (24,804)  (23,446)
   Interest charged                                                          797       895
   Interest paid                                                            (807)     (909)
   Currency translation differences                                         (622)     (148)
                                                                         -------   -------
   End of the period                                                      33,337    31,340
                                                                         =======   =======
Loans from other related parties:                             (iii)
   Beginning of the period                                                     5         5
   Loans received                                                             --        --
   Loans repayments paid                                                      --        --
   Interest charged                                                           --        --
   Interest paid                                                              --        --
                                                                         -------   -------
   End of the period                                                           5         5
                                                                         =======   =======

(i) The loans from CP Finance are mainly with interest rates ranging from 2.86% to 7.47% per annum as of June 30, 2008 (December 31, 2007: 4.46% to 7.47%),
     with maturities through 2032.

(ii) The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from zero to 8.66% per annum as of June 30, 2008 (December 31, 2007: zero to 8.66%), with maturities through 2038.

(iii) The loans from other related parties are mainly with interest rate at 6.32% per annum as of June 30, 2008 (December 31, 2007: 6.32%), and with no fixed repayment terms.

     The guaranteed loans amounted to RMB 469 at June 30, 2008 (December 31, 2007: RMB 528). Borrowings of RMB 439 are from non-related parties, long-term and guaranteed by CNPC and borrowings of RMB 30 are from non-related parties, short-term and guaranteed by the Company and third parities.

2008 INTERIM REPORT                                                          143

                                     NOTES TO THE UNAUDITED CONSOLIDATED INTERIM
                                                  CONDENSED FINANCIAL STATEMENTS
                                          For the six months ended June 30, 2008
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)
--------------------------------------------------------------------------------

     (H) KEY MANAGEMENT COMPENSATION

                                                        SIX MONTHS ENDED JUNE 30
                                                        ------------------------
                                                              2008      2007
                                                            -------   -------
                                                            RMB'000   RMB'000
Emoluments and other benefits                                3,783     3,190
Contribution to retirement benefit scheme                      232       144
                                                             -----     -----
                                                             4,015     3,334
                                                             =====     =====

     (I) CONTINGENT LIABILITIES

     The Group disclosed in Note 19 its contingent liabilities arising from the guarantees made for related parties.

     (J) COLLATERAL FOR BORROWINGS

     The Group pledged time deposits with maturities over one year as collateral with certain banks for the borrowings of subsidiaries and associates.

     As at June 30, 2008, time deposits with maturities over one year of USD 670 million (December 31, 2007: USD 690 million), were secured including for the borrowings of subsidiaries of USD 602 million (December 31, 2007: USD 450 million) and for the borrowings of associates of USD 68 million (December 31, 2007: USD 240 million).

22   SHARE APPRECIATION RIGHTS

     The Company has adopted a share-based compensation scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective upon the listing of the H shares of the Company on April 7, 2000. Directors, Supervisors and senior executives of the Company are eligible for the scheme and the rights granted thereunder can be exercised from April 8, 2003 to April 7, 2008. The exercise price is the price of the H share as at the initial public offering, being HK$1.28 per share.

     As at April 7, 2008 (being the expiry date of the exercise of the share appreciation rights), none of the holders of the share appreciation rights exercised their rights. The Company therefore derecognised the liability previously accrued of RMB1,400 million in the financial statements of the Group for the six months ended June 30, 2008.

23   SUBSEQUENT EVENT

     At the Extraordinary General Meeting on July 31, 2008, the shareholders approved a proposed issuance of Domestic Corporate Bonds in the PRC with an aggregate principal amount of not more than RMB 60 billion in one or more tranches.

2008 INTERIM REPORT                                                          144

DOCUMENTS AVAILABLE FOR INSPECTION

     The following documents will be available for inspection at the registered office of the Company upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of the PRC:

     1. The original of the interim report for 2008 signed by the Chairman of the Board.

     2. The financial statements under the hand and seal of the Legal Representative, Chief Financial Officer, the Chief Accountant and the Person in Charge of the Accounting Department of the Company.

     3. The original of the interim report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

     4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

     5. The Articles of Association of the Company.


2008 INTERIM REPORT                                                          145

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

     According to the relevant provisions and requirements of the Securities Law of the People's Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board Directors and senior management of PetroChina Company Limited, we have carefully reviewed the interim report for the six months ended June 30, 2008 and concluded that this interim report truly and objectively represents the business performance of the Company in the first half 2008, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

     Signatures of the Directors and Senior Management:



/s/ Jiang Jiemin   /s/ Zhou Jiping      /s/ Wang Yilin      /s/ Zeng Yukang
Jiang Jiemin       Zhou Jiping          Wang Yilin          Zeng Yukang


/s/ Wang Fucheng   /s/ Li Xinhua        /s/ Liao Yongyuan   /s/ Wang Guoliang
Wang Fucheng       Li Xinhua            Liao Yongyuan       Wang Guoliang


/s/ Jiang Fan      /s/ Chee-Chen Tung   /s/ Liu Hongru      /s/ Franco Bernabe
Jiang Fan          Chee-Chen Tung       Liu Hongru          Franco Bernabe


/s/ Li Yongwu      /s/ Cui Junhui       /s/ Sun Longde      /s/ Shen Diancheng
Li Yongwu          Cui Junhui           Sun Longde          Shen Diancheng


/s/ Liu Hongbin    /s/ Zhou Mingchun    /s/ Li Hualin       /s/ Zhao Zhengzhang
Liu Hongbin        Zhou Mingchun        Li Hualin           Zhao Zhengzhang


/s/ Lin Aiguo      /s/ Wang Daofu       /s/ Huang Weihe     /s/ Li Huaiqi
Lin Aiguo          Wang Daofu           Huang Weihe         Li Huaiqi

                                                                 August 27, 2008

    This interim report is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.


2008 INTERIM REPORT                                                          146

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: September 16, 2008               By: /s/ Li Huaiqi
                                            -----------------------------------
                                        Name:  Li Huaiqi
                                        Title: Company Secretary